     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 22, 1999
                                                                REGISTRATION NO.
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                     ------------------------------------
                     FIRST COMMUNITY FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)

        NORTH CAROLINA                              6036                          APPLIED FOR
  (State or other jurisdiction         (Primary Standard Industrial           (I.R.S. Employer
of incorporation or organization)       Classification Code Number)        Identification Number)

                            708 SOUTH CHURCH STREET
                             POST OFFICE BOX 1837
                     BURLINGTON, NORTH CAROLINA 27216-1837
                                (336) 227-3631
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                             ______________________

     WILLIAM R. GILLIAM, PRESIDENT                              COPIES TO:
First Community Financial Corporation                    EDWARD C. WINSLOW III
        708 South Church Street                           RANDALL A. UNDERWOOD
          Post Office Box 1837               Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
Burlington, North Carolina 27216-1837                    2000 Renaissance Plaza
              (336) 227-3631                              Post Office Box 26000
                                                    Greensboro, North Carolina 27420
(Name and address, including zip code,
 and telephone number, including area
      code, of agent for service)

                              ____________________
      APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ______________
                        CALCULATION OF REGISTRATION FEE

 ===================================================================================================
    TITLE OF EACH CLASS             DOLLAR         PROPOSED MAXIMUM  PROPOSED MAXIMUM   AMOUNT OF
    OF SECURITIES TO BE            AMOUNT TO        OFFERING PRICE      AGGREGATE      REGISTRATION
         REGISTERED              BE REGISTERED        PER SHARE       OFFERING PRICE       FEE
---------------------------------------------------------------------------------------------------
Common Stock, no par value..  $37,207,500/(1)(2)/       $15.00          $37,207,500    $10,343.69
===================================================================================================

(1) The amount to be registered is based upon the maximum of the valuation range of Community Savings Bank, SSB and the Registrant, as established by an independent appraisal.
(2) Includes $1,500,000 for shares to be contributed to a charitable foundation, as described herein.
          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.
================================================================================

PROSPECTUS

                     FIRST COMMUNITY FINANCIAL CORPORATION
           (Proposed Holding Company for Community Savings Bank, SSB)
                     UP TO 2,380,500 SHARES OF COMMON STOCK
                                $15.00 PER SHARE

     First Community Financial Corporation (the "Company") is offering up to 2,380,500 shares of its common stock in connection with the conversion of Community Savings Bank, SSB ("Community Savings") from a mutual savings bank which has no stockholders to a stock savings bank (the "Conversion"). In the Conversion, the Holding Company will become the sole stockholder and parent
holding company of Community Savings.   For a discussion of certain factors that
should be considered by each prospective investor, see "Risk Factors" beginning on page _____.

     The Company has received conditional approval for the common stock to be listed for quotation on the Nasdaq National Market under the symbol FCFN upon completion of the offering.

     The shares are being offered first in a subscription offering to persons who have specified priorities of subscription rights based on their relationship with Community Savings. In order to purchase shares, you must submit a properly completed order form, together with full payment for the shares, to Community Savings prior to __________, Eastern time, on __________, 1999, unless extended.

     To the extent sufficient shares to complete the Conversion are not sold in the subscription offering, the remaining shares will be offered for sale in a community offering and, if necessary, in a syndicated community offering. Any community offering could begin at any time during the subscription offering and may be terminated at any time without notice.

     Neither the Securities and Exchange Commission, the Administrator of the Savings Institutions Division, North Carolina Department of Commerce, any State Securities Commission, nor the Federal Deposit Insurance Corporation has approved or disapproved of these securities or passed on the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

     The shares of common stock offered hereby are not savings accounts or savings deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency. The securities are subject to investment risks, including the possible loss of the principal invested.

                                                         ESTIMATED UNDERWRITING,
                                                      MARKETING AND OTHER FEES AND     ESTIMATED NET CONVERSION
                                     PURCHASE PRICE            EXPENSES(2)                    PROCEEDS(2)
--------------------------------------------------------------------------------------------------------------
Per Share at Minimum...............     $     15.00          $     0.57                     $     14.43
Per Share at Midpoint..............     $     15.00          $     0.52                     $     14.48
Per Share at Maximum...............     $     15.00          $     0.49                     $     14.51
Per Share at Maximum, as adjusted..     $     15.00          $     0.45                     $     14.55
Total at Minimum (1)...............     $22,950,000          $  874,000                     $22,076,000
Total at Midpoint (1)..............     $27,000,000          $  940,000                     $26,060,000
Total at Maximum (1)...............     $31,050,000          $1,005,000                     $30,045,000
Total at Maximum, as adjusted......     $35,707,500          $1,080,000                     $34,627,500
==============================================================================================================

(1)  Determined in accordance with an independent appraisal.
(2) See "Pro Forma Data" for the assumptions used to arrive at estimated expenses. Actual net proceeds may vary substantially from the estimated amount, depending upon actual expenses of the offerings, the number of shares sold in the offerings and other factors.

                            TRIDENT SECURITIES, INC.

             THE DATE OF THIS PROSPECTUS IS ________________, 1999.

     Trident Securities, Inc. has agreed to assist the Company in selling the shares, but does not guarantee that at least the minimum number of shares will be sold. Trident Securities, Inc. has not agreed to purchase any shares in the offerings.

     The Conversion and the acceptance of subscriptions are, among other things, contingent upon approval of the Conversion by Community Savings' members at a special meeting scheduled to be held on ________________, 1999 and upon the sale of shares of Common Stock for an aggregate purchase price of not less than $22,950,000 nor more than $35,707,500. The Company and Community Savings will hold all funds received from subscribers in an interest-bearing savings account at Community Savings until the completion or termination of the Conversion.

     A Stock Information Center has been established at Community Savings' headquarters office at 708 South Church Street, Burlington, North Carolina, telephone number (336) __________.

                          COMMUNITY SAVINGS BANK, SSB
                          BURLINGTON, NORTH CAROLINA


                          [MAP OF NORTH CAROLINA WITH
                          ALAMANCE COUNTY HIGHLIGHTED]

                                    SUMMARY

     This summary highlights selected information from this Prospectus and does not contain all the information that you need to know before making an informed investment decision. To understand the stock offerings fully, you should read this entire Prospectus carefully, including the financial statements and the notes to the financial statements of Community Savings. References in this document to "Community Savings" refer to Community Savings Bank, SSB. References in this document to the "Company" refer to First Community Financial Corporation.

FIRST COMMUNITY FINANCIAL  The Company is a North Carolina corporation recently
CORPORATION                organized by the Board of Directors of Community
                           Savings to acquire all of the capital stock that Community Savings will issue upon its conversion from the mutual to stock form of ownership. The Company has not yet engaged in any business. Upon completion of the Conversion, its business will initially consist solely of owning Community Savings, investing the proceeds of the Conversion that are retained by the Company and holding the indebtedness to be outstanding from Community Savings' Employee Stock
                           Ownership Plan (the "ESOP").

                           The executive office of the Company is located at 708 South Church Street, Burlington, North Carolina, and its telephone number is (336) 227-3631.

COMMUNITY SAVINGS BANK,    Community Savings, a North Carolina-chartered
SSB                        mutual savings bank headquartered in Burlington,
                           North Carolina was organized in 1934. Community
                           Savings has been a member of the Federal Home Loan
                           Bank ("FHLB") system and its deposits have been federally insured since 1934. Community Savings' deposits are now insured by the Savings Association
                           Insurance Fund (the "SAIF") of the Federal Deposit
                           Insurance Corporation ("FDIC") to the maximum amount permitted by law.

                           Community Savings conducts business through its headquarters office in Burlington, North Carolina, its two full service branches in Burlington, its full service branch in Graham, North Carolina and its loan origination office in Burlington. Community Savings' primary market area consists of the communities in Alamance County, North Carolina. Alamance County is located in the Piedmont area of North Carolina east of Greensboro and west of Durham. At September 30, 1998, Community Savings had total assets of $170.4 million, net loans of $127.4 million, deposits of $138.0 million and retained income of $23.3 million.

                           Community Savings is primarily engaged in the business of attracting deposits from the general public and using such deposits to make loans in Community Savings' primary market area. Community Savings makes a wide variety of loans, including mortgage loans, home equity line of credit loans, commercial loans, construction loans and various types of consumer loans. Most of Community Savings' fixed interest rate home mortgage loans are originated with the intention that they will be sold in the secondary market. Variable rate loans are generally held in Community Savings' portfolio. Community Savings has been, and intends to continue to be, a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves.

                    Highlights of Community Savings' operations include:

                    . Capital Position. As of September 30, 1998, Community Savings had retained income of $23.3 million. Its capital substantially exceeded all minimum capital requirements imposed by its federal and state regulators.

                    . Profitable Operations. For the nine months ended September 30, 1998 Community Savings had net income of $433,000 and a return on average assets of 0.34%. For the fiscal years ended December 31, 1997 and 1996, Community Savings had net income of $590,000 and $399,000, respectively, and a return on average assets of 0.36% and 0.26%, respectively. As is described in the "Risk Factors" section of this Prospectus, future profitability of Community Savings will be affected by changes in market interest rates and other factors.

                    . Asset Quality. On September 30, 1998, December 31, 1997 and December 31, 1996, Community Savings' ratio of nonperforming assets to total assets was 0.13%, 0.14% and 0.14%, respectively. Community Savings did not own any foreclosed properties on any of those dates.

                    . Offerings of New Products. For many years, Community Savings operated as a traditional thrift institution in accepting deposits and making almost exclusively home mortgage loans. However, Community Savings has recently begun to change its methods of operation so that in the future it will be able to offer its customers a wider array of products and operate more like a community bank than a traditional thrift institution. While this transformation process is not yet complete, many of the organizational changes necessary to the process have occurred at substantial cost to Community Savings. Community Savings is committed to offering a broader array of services to its customers and competing with the community banks in its market area.

                    . Changing Asset Mix. On December 31, 1995, investments and mortgage-backed securities accounted for 43% of Community Savings' assets and net loans accounted for 51% of Community Savings' assets. In addition, 91% of its loan portfolio, before net items, was composed of home mortgage loans, and less than 2% of its loan portfolio, before net items, was composed of commercial, construction and consumer loans. On September 30, 1998, investments and mortgage-backed securities accounted for only 20% of Community Savings' assets, and net loans accounted for 75%. On such date, home mortgage loans accounted for 73% of Community Savings' loan portfolio, before net items, and commercial, construction and consumer loans accounted for over 23%. Net items consist of the allowance for loan losses, deferred fees, and loans in process.

THE CONVERSION           Community Savings has adopted a Plan of Conversion
                         which is subject to requirements of the Administrator, Savings Institutions Division, North Carolina
                         Department of Commerce (the "Administrator"). The
                         Conversion is governed by the Plan of Conversion and has three major components:

                         . The conversion of Community Savings from mutual to stock form;

                         . The acquisition by the Company of all of the outstanding capital stock of Community Savings;

                         . The sale by the Company of its common stock (the "Common Stock") to the depositors and borrowers of Community Savings and certain others.

                         The Conversion is subject to the approval of various federal and state regulatory officials, and is subject to approval of members of Community Savings eligible to vote at a special meeting to be held on _______________, 1999 (the "Special Meeting").

REASONS FOR THE          The management of Community Savings recognizes that
CONVERSION               banking and financial services organizations are in the
                         process of fundamental changes, reflecting changes in local, national and international economies, changes in technology and changes in state and federal laws.
                         Management believes that converting Community Savings from mutual to stock form and organizing the Company as a holding company will enhance Community Savings' flexibility to react to changes in its operating environment. Community Savings also believes that its performance will be enhanced if its customers, its employees, its directors and others in its local community are given the opportunity to invest in its future as owners.

                         Community Savings believes that the Conversion, and the increased flexibility that will result from it, will help facilitate the changes already begun which will allow Community Savings to offer a wider array of products and operate more like a community bank than a traditional thrift institution.

                         The existing management of Community Savings and the Company believes that it will be in the best interests of Community Savings, the Company and the stockholders of the Company for the Company to remain an independent financial institution. Assuming consummation of the Conversion, the Company and Community Savings intend to pursue the business strategy described in this Prospectus with the goal of enhancing shareholder value over the long term. Neither the Company nor Community Savings has any plan to be acquired by any larger financial institution.

COMMUNITY SAVINGS        In furtherance of its long-standing support of
CHARITABLE FOUNDATION    charitable causes in its local community, Community
                         Savings has established a charitable foundation called
                         Community Savings Charitable Foundation (the
                         "Foundation"). In conjunction with the Conversion, Community Savings expects to acquire up to 100,000 newly issued shares of the Company's Common Stock for $1,500,000 and contribute such shares to the Foundation. The Foundation will use such assets to support various charitable causes in the communities in which Community Savings operates.

THE OFFERINGS            Pursuant to the Plan of Conversion, 1,530,000 to
                         2,380,500 shares of the Company's Common Stock are being offered at the price of $15.00 per share in a subscription offering (the "Subscription Offering") to the following persons in the following order of priority:


                         (i) Community Savings' depositors as of June 30, 1997 who had aggregate deposits at the close of business on such date of at least $50 ("Eligible Account Holders");

                         (ii) Community Savings' Employee Stock Ownership Plan (the "ESOP");

                         (iii) Community Savings' depositors as of
                               _______________ who had aggregate deposits at the close of business on such date of at least $50 ("Supplemental Eligible Account Holders");

                         (iv) Community Savings' depositor and borrower members as of _______________, 1999 who are not Eligible Account Holders or Supplemental Eligible Account Holders ("Other Members"); and

                         (v) directors, officers and employees of Community Savings who are not Eligible Account Holders, Supplemental Eligible Account Holders or Other Members.

                         Beneficial owners of individual retirement accounts ("IRAs"), Keogh savings accounts and other similar retirement accounts have been deemed to be the holders of such accounts for purposes of the exercise of subscription rights in the Subscription Offering.

                         Subscription rights received in any of the foregoing categories will be subordinate to the subscription rights received by those in a prior category. In the event subscriptions exceed the shares being offered, available shares will be allocated among subscribers, with subscriptions of subscribers in prior categories being filled first.

                         Shares of Common Stock not subscribed for in the Subscription Offering, if any, will be offered in a community offering (the "Community Offering") to members of the general public, with priority given to natural persons and trusts of natural persons who are residents of Alamance County, North Carolina, including IRAs, Keogh accounts and similar retirement accounts established for the benefit of such natural persons. The Company and Community Savings have the absolute right to reject orders in the Community Offering in whole or in part. If there is a Community Offering, it is anticipated that all shares of Common Stock not purchased in the Community Offering will be offered for sale by the Company to the general public, in a syndicated community offering.

EXPIRATION DATE OF THE   Subscription rights in the Subscription Offering
SUBSCRIPTION AND         expire at 12:00 Noon.,     Eastern Time, on
COMMUNITY OFFERINGS      _______________, 1999, unless extended.  This is the
                         "Expiration Time." The Community Offering, if any, may commence at any time after the commencement of the Subscription Offering and may terminate at the Expiration Time or at any time thereafter, but not later than _______________, 1999, unless extended with the approval of regulatory officials.

STOCK PURCHASE
LIMITATIONS              Minimum: 30 shares ($450).

                         Maximum:


                         . No person or entity may purchase more than 15,000 shares ($225,000).

                         . No persons or entities exercising subscription rights as a result of a single account may purchase more than 15,000 shares ($225,000) in the aggregate.

                         . No persons or entities "acting in concert" may purchase more than 20,000 shares ($300,000) in the aggregate.

                         .    No person or entity, together with any
                              "associate", may purchase more than 20,000 shares ($300,000) in the aggregate.

                         . The ESOP may purchase up to 8% of the sum of the shares issued in the Conversion and the shares contributed to the Foundation, estimated to be between 130,400 and 198,440 shares.

                         The maximum purchase limitations set forth above are each separate and distinct limitations; none may be exceeded. Community Savings' Board of Directors has the right, at any time prior to completion of the Conversion, to decrease the maximum purchase limitations or to increase such limitations to an amount up to 5% of the shares issued in the Conversion. If there is a decrease or increase in the maximum purchase limitations, there will be no notice to, or resolicitation of, subscribers or resolicitation of proxies in connection with the Special Meeting. However, if the maximum purchase limitations are increased, subscribers submitting orders for maximum purchases will be contacted and given an opportunity to increase their subscriptions.

                         The terms "acting in concert" and "associate" are defined at "The Conversion - Maximum Purchase Limitations."

HOW TO ORDER STOCK       If you have a subscription right, you may order shares
                         of stock in the Subscription Offering only by returning the original of the stock order form accompanying this Prospectus, properly completed with full payment for the aggregate dollar amount of stock desired. Original stock order forms and required payments for purchases in the Subscription Offering must be received prior to 12:00 noon on _______________, 1999, the Expiration
                         Time. Copies of stock order forms, including facsimile copies, will not be accepted. Original stock order forms and required payments for purchases in the Community

                         Offering must be delivered prior to the time the Community Offering terminates, which may be at the Expiration Time or at any time thereafter (but not later than ________________, 1999, unless extended with the consent of regulatory officials).

REQUIRED FORMS OF        Payment for subscriptions may be made:
PAYMENT FOR SHARES
                         .  in cash (if delivered in person);

                         .  by check, bank draft or money order; or

                         . by authorization of withdrawal from certain deposit accounts maintained at Community Savings which contain sufficient funds for the purchase.


                         No wire transfers will be accepted.

                         Payments made in cash, by check, bank draft, negotiable order of withdrawal or money order will earn interest at Community Savings' statement savings rate from the date payment in good funds is received by Community Savings until the completion or termination of the Conversion or, in the case of an order submitted in the Community Offering, until it is determined that such order cannot or will not be accepted. Subscription payments made by authorization of withdrawal from a deposit account at Community Savings will continue to earn interest at the applicable contractual rate until the Conversion is completed or terminated; such funds will be otherwise unavailable to the depositor.

                         No early withdrawal penalties will be incurred in connection with payments made through authorization of withdrawals from certificate accounts, including IRA, Keogh and similar retirement accounts, maintained at Community Savings. However, if after such withdrawal the applicable minimum balance requirement ceases to be satisfied, the certificate account will be canceled and the remaining balance thereof will earn interest at Community Savings' statement savings rate.

                         Payment for Common Stock may be made from funds in an IRA, Keogh or similar account at Community Savings only if the beneficial owner of such account directs Community Savings to transfer that account to a self-directed account in the name of an independent trustee. Persons wishing to use their Community Savings IRA's to purchase shares of Common Stock must visit the Stock Information Center on or before ________________, 1999 in order for the necessary paperwork for such purchases to be completed and executed prior to the Expiration Time.

                         Once an order is delivered, it cannot be revoked or changed without the consent of Community Savings.

SUBSCRIPTION RIGHTS      Subscription rights granted under the Plan of
ARE NOT TRANSFERABLE     Conversion are not transferable. Subscription rights
                         may be exercised only by the person to whom they are issued and only for his or her own account. Persons exercising subscription rights are required to certify that they are purchasing shares for their own accounts within the purchase limitations set forth in the Plan of Conversion and that they have no agreement or understanding for the sale or transfer of such shares. Any persons found to be transferring subscription rights will be subject to forfeiture of their right to purchase and other possible sanctions.

STOCK PRICING AND        The purchase price of the stock offered in the
NUMBER OF SHARES         Conversion is $15.00 per share. The Plan of Conversion
TO BE OFFERED            and applicable regulations require that the aggregate
                         amount of stock sold be based upon an independent valuation of the estimated aggregate pro forma market value of the Company and Community Savings. Ferguson &
                         Company ("Ferguson") has determined that, in its opinion, on December 9, 1998, the aggregate estimated pro forma market value of the Company and Community
                         Savings was from $22,950,000 to $31,050,000. This is
                         called the "Valuation Range." At the closing of the offerings, Ferguson will determine the final estimated aggregate pro forma market value, and that is the aggregate amount of stock which will be sold in the offerings.



                         Depending upon market and financial conditions after commencement of the Subscription Offering, the estimated aggregate pro forma value and the aggregate amount of stock to be sold could be increased to up to 15% above the maximum of the Valuation Range, or to $35,707,500, without any resolicitation of subscriptions or right to cancel, rescind or change subscription orders. If the final estimated aggregate pro forma market value is less than $22,950,000 or more than $35,707,500, a resolicitation of subscribers would be required before the offerings could close.

                         Ferguson's appraisal is not intended and should not be viewed as a recommendation of any kind as to the advisability of purchasing stock.

                         The Plan of Conversion also provides that, in the event of errors in the allocation of shares in the Conversion, the Company may issue additional shares of its Common Stock, up to 3% of the number of shares otherwise issued in the Conversion, to correct such errors. Such shares would be issued for $15.00 per share.

USE OF PROCEEDS          The net proceeds from the sale of the Common Stock in
                         the Conversion, including shares purchased by the ESOP with funds loaned by the Company, are estimated to be between $22,076,000 and $34,627,500, depending upon the actual expenses of the Conversion and other factors.
                         The Company intends to use a portion of the net proceeds of the offerings to fund the loan to be made to the ESOP (estimated to be between $1,956,000 and $2,976,600 assuming the ESOP's purchase of 8% of the sum of the shares issued in the offerings and the shares contributed to the Foundation) to enable it to purchase shares of Common Stock in the Conversion.
                         After deducting the amount of such loan from the proceeds, the Company is expected to retain approximately 50% of the remaining net proceeds from the issuance of the Common Stock. The Company will initially invest these proceeds primarily in interest-earning deposits, U.S. government, federal agency and other marketable securities and mortgage-backed securities.

                    The remainder of the net proceeds from the sale of the Common Stock will be paid by the Company to Community Savings in exchange for all of the capital stock of Community Savings. Up to $1,500,000 will be used by Community Savings to purchase up to 100,000 newly issued shares of Common Stock from the Company, which shares will then be contributed to the Foundation. The remaining net proceeds paid to Community Savings will become part of Community Savings' general funds, and will initially be invested in loans, mortgage-backed securities and investments consisting primarily of U.S. government and federal agency obligations, interest-earning deposits and other marketable securities in accordance with Community Savings' lending and investment policies.

                    Proceeds of the offerings may be used to acquire Common Stock in the open market for use in a Management Recognition Plan (the "MRP") and a Stock Option Plan (the "Stock Option Plan") expected to be adopted by the Company and Community Savings after the Conversion. See "- Benefits of the Conversion to Management."

                    In addition, proceeds of the offerings could be used by the Company and Community Savings to acquire or construct other branch offices in Alamance County or surrounding counties and to acquire other financial institutions. However, neither the Company nor Community Savings has entered into any agreements or made any definite plans with respect to any such transaction.

DIVIDEND POLICY     Following the Conversion, the Company currently expects to pay semiannual cash dividends on the Common Stock at an initial semiannual rate of 15 cents per share (or an annual rate of 30 cents per share). The Company expects that the first dividend will be paid after the end of the first calendar quarter which ends at least six months after the Conversion. In addition, the Company may determine from time to time that it is prudent to pay special nonrecurring cash dividends. Payment of dividends will be subject to determination and declaration by the Company's Board of Directors. The Board of Directors will periodically review its dividend policy in view of the operating results and financial condition of the Company and Community Savings, net worth and capital requirements, regulatory restrictions, tax consequences, industry standards, and general economic conditions, and will authorize cash dividends to be paid as it deems appropriate and in compliance with applicable law.
                    There can be no assurance that dividends will in fact be paid on the Common Stock or that, if paid, such dividends will not be reduced or eliminated in future periods.

                    In connection with the Conversion, Community Savings has agreed with the FDIC that, within the first year after completion of the Conversion, neither the Company nor Community Savings will pay any dividend or make any distribution that represents, or is characterized as or treated for income tax purposes as, a return of capital.

                    The ability of the Company to pay dividends may be dependent upon the Company's receipt of dividends from Community Savings. Community Savings' ability to pay dividends is restricted by applicable regulations and federal income tax laws.

MARKET FOR COMMON STOCK       Neither the Company nor Community Savings has ever
                              issued stock before, and there is no existing market for the Common Stock. The Company has received conditional approval to have the Common
                              Stock listed for quotation on the Nasdaq National
                              Market under the symbol "FCFN", subject to completion of the Conversion and satisfaction of other conditions.

STOCK OWNERSHIP BY            The directors and executive officers of the
MANAGEMENT                    Company and of Community Savings and their
                              associates currently anticipate subscribing for
                              Common Stock in the aggregate amount of
                              $3,275,000, or 218,333 shares, representing 9.2%
                              to 14.3% of the shares of Common Stock issued in the Conversion at the maximum, as adjusted, and minimum of the Valuation Range, respectively.

                              In addition, it is expected that the ESOP will subscribe for 8% of the sum of the number of shares of Common Stock issued in the Conversion and the number of shares contributed to the Foundation.

                              Subsequent to the Conversion, it is expected that directors and certain employees of the Company and Community Savings will receive restricted stock grants under the MRP for a number of shares of Common Stock equal to 4% of the sum of the number of shares issued in the Conversion and the number of shares of Common Stock contributed to the Foundation. It is also expected that directors and certain employees will receive options under the Stock Option Plan to purchase a number of shares of Common Stock equal to 10% of the sum of the number of shares issued in the Conversion and the number of shares of Common Stock contributed to the Foundation. Shares to be issued upon the exercise of options could be issued to the Stock Option Plan or acquired by the Stock Option Plan in the open market and held by the Plan pending issuance to optionees. The MRP and Stock Option Plan will be subject to approval by the stockholders of the Company at a meeting of stockholders following the Conversion.

BENEFITS OF THE CONVERSION    Among the benefits the Company and Community
TO MANAGEMENT                 Savings anticipate from the Conversion is the
                              ability to attract and retain personnel through the use of restricted stock, stock options and other stock related benefit programs. The ESOP, which is a tax qualified plan, will be established to provide retirement benefits to employees.
                              Benefits under that plan will be allocated to eligible employees over an approximate 15 year period.

                    Subsequent to the Conversion, the Company and Community Savings intend to adopt the MRP and the Stock Option Plan for the benefit of directors and certain employees of the Company and Community Savings. The MRP and Stock Option Plans will be subject to approval at a meeting of stockholders which may not be held earlier than six months after the Conversion. If approved, it is expected the MRP and stock option benefits set forth in the table below would be available for distribution to employees and directors.

                                         ESTIMATED  PERCENTAGE OF SHARES ISSUED,
                                         VALUE OF      INCLUDING SHARES ISSUED
                                         SHARES(1)        TO THE FOUNDATION
                    ESOP                 $2,280,000               8.0%
                    MRP stock awards (2) $1,140,000               4.0%
                    Stock Options            (3)                 10.0%

                    ____________________
                    (1) Assumes shares are allocated to participants at $15.00 per share and that shares are issued in the Conversion at the midpoint of the Valuation Range.
                    (2) Any Common Stock awarded under the MRP will be awarded at no cost to the recipients.
                    (3) Stock options will be granted with an exercise price equal to the fair market value of the Company's Common Stock on the day of grant. Recipients of stock options will realize value only in the event of an increase in the price of the Common Stock of the Company following the date the stock options are granted.

                    The Company and Community Savings will enter into an employment agreement with W. R. Gilliam, its President and Chief Executive Officer. This agreement will have a three year term and may be extended at the end of each year to preserve the three year term.

                    The Company and Community Savings will also enter into special termination agreements with four other executive officers. These agreements will have two year terms and may be extended at the end of each year to preserve the two year terms. These special termination agreements will provide certain benefits if the officers are terminated or if their employment is adversely changed after a change in control.

                    See "Management of the Bank" for more details regarding these benefits.

RISK FACTORS        Special attention should be given to the "Risk Factors"
                    section of this Prospectus, which discusses the possible effects of changes in interest rates on Community Savings and the thrift industry in general, risks of anticipated increases in construction, commercial and consumer lending, anticipated low return on equity following the Conversion, the limited market for the Common Stock, the cost of the ESOP, the cost and possible dilutive effect of the MRP and Stock Option Plan, the dilution of stockholders' interests and negative impact on earnings caused by the Foundation, potential financial institution regulation and legislation, competition, certain anti-takeover considerations, income tax consequences of subscription rights, risks related to the year 2000, the possibility of a delay in completing the offerings and issuing the shares of Common Stock and certain other matters that potential purchasers should consider before deciding whether to subscribe for the Common Stock offered hereby.

                              SELECTED FINANCIAL
                      AND OTHER DATA OF COMMUNITY SAVINGS

     Set forth below are summaries of historical financial and other data of Community Savings. This information is derived in part from, and should be read in conjunction with, the Financial Statements and Notes to Financial Statements of Community Savings presented elsewhere herein and with the section of this Prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." All averages presented in this Prospectus have been calculated on a monthly basis unless otherwise stated.

                                                       At or for the        At or for the       At or for the
                                                     Nine Months Ended        Year Ended          Year Ended
                                                    September 30, 1998    December 31, 1997   December 31, 1996
                                                    ------------------    -----------------   -----------------
                                                                       (Dollars In Thousands)
SELECTED FINANCIAL CONDITION DATA:
Total assets                                             $   170,374            $167,817            $156,751
Loans receivable, net
   Held for sale                                                  --                 287               2,256
   Held for investment                                       127,403             114,546              85,871
Investments
   Available for sale                                         12,197               9,082               6,991
   Held to maturity                                            3,502              13,397              25,403
Mortgage-backed securities
   Available for sale                                         10,006               9,497              12,486
   Held to maturity                                            5,237               8,650              11,314
Federal funds sold                                                --                 300                 350
Deposits                                                     138,024             134,697             122,524
Advances from FHLB                                             5,000               6,700               9,000
Retained income                                               23,267              22,837              22,167

SELECTED OPERATING DATA:
Total interest and dividend income                       $     9,434            $ 11,583            $ 10,620
Total interest expense                                         5,221               6,740               6,380
                                                         -----------            --------            --------
Net interest income                                            4,213               4,843               4,240
Provision for loan loss                                          350                 360                  60
Net interest income after provision for                  -----------            --------            --------
   loan loss
Other operating income                                         3,863               4,483               4,180
Other operating expense                                          377                 365                 357
                                                               3,599               3,879               3,937
Income before income taxes                               -----------            --------            --------
Income tax expense                                               641                 969                 600
                                                                 208                 379                 201
Net income                                               -----------            --------            --------
                                                         $       433            $    590            $    399
                                                         ===========            ========            ========
SELECTED OTHER DATA:
Return on average assets                                        0.34%/(1)/          0.36%               0.26%
Return on average retained income                               2.48%/(1)/          2.60%               1.82%
Average retained income to average assets                      13.66%              13.94%              14.26%
Tangible retained income to end of period assets               13.66%              13.61%              14.14%
Interest rate spread for period                                 2.89%/(1)/          2.54%               2.20%
Net interest margin                                             3.49%/(1)/          3.14%               2.87%
Nonperforming assets to total assets                            0.13%               0.14%               0.14%
Loan loss reserves to nonperforming loans                     518.81%             324.07%             226.73%
Average interest-earning assets to average-
   interest bearing liabilities                               114.07%             113.79%             115.48%
Other operating expense to average assets                       2.81%/(1)/          2.38%               2.55%

(1) Annualized

                                 RISK FACTORS

     INVESTORS SHOULD CONSIDER THE FOLLOWING FACTORS, IN ADDITION TO THE INFORMATION PRESENTED ELSEWHERE IN THIS PROSPECTUS, BEFORE DECIDING WHETHER TO PURCHASE THE COMMON STOCK OFFERED HEREBY.

ANTICIPATED LOW RETURN ON EQUITY FOLLOWING CONVERSION

     Historically, Community Savings' earnings have been negatively impacted by the fact that its asset portfolio contained lower levels of loans and higher levels of investment securities than its peer institutions. Investments generally produce lower rates of return than loans, and in recent years the Company has taken steps to increase the amount of loans outstanding. Much of this increase has occurred in the higher yielding construction, commercial and consumer loan portfolios.

     At September 30, 1998, Community Savings' ratio of retained income to assets was 13.7%. On a pro forma basis at September 30, 1998, assuming the sale of 1,800,000 shares of Common Stock in the Conversion and the contribution of 100,000 shares to the Foundation, the Company's ratio of equity to assets would have been 24%. With its higher capital position as a result of the Conversion, it is doubtful that the Company will be able to quickly deploy the capital raised in the Conversion in loans and other earning assets in a manner consistent with its business plan and operating philosophies and in a manner which will generate earnings to support its high capital position. In addition, the implementation of stock-based employee benefits plans such as the ESOP and MRP will increase the Company's future compensation expenses, thereby adversely affecting its net income and return on equity. As a result, it is expected that the Company's return on equity initially will be below industry norms. Consequently, investors expecting a return on equity which will meet or exceed industry norms for the foreseeable future should carefully evaluate and consider the risk that such returns will not be achieved.

     Following the Conversion, the Company may consider plans to reduce capital if the opportunities to effectively deploy it are not found. Such plans may include payment of cash dividends and repurchasing shares. Any such steps would be taken based on conditions as they exist following the Conversion and in compliance with applicable regulatory and other factors which limit the Company's ability to pay dividends and repurchase its stock. See "Use of Proceeds," "Dividend Policy" and "Supervision and Regulation - Regulation of the Company - General" and "- Dividend Limitations" and "Supervision and Regulation
- Regulation of Community Savings - Restrictions on Dividends and Other Capital Distributions."

INCREASED RISKS ASSOCIATED WITH HIGHER LEVELS OF CONSTRUCTION, COMMERCIAL AND CONSUMER LOANS

     Community Savings plans to continue making higher levels of construction, commercial and consumer loans in the near future. Construction, commercial and consumer loans generally have short terms or adjustable rates that are subject to frequent adjustment to reflect changes in market rates. Construction, commercial and consumer loans also generally have higher rates of return than first mortgage home loans.

     However, such loans generally require specialized underwriting skills and involve a higher degree of risk than single family mortgage lending. Many of Community Savings' construction loans are, and are expected to continue to be, loans to builders constructing homes and other properties on a speculative basis. As a result, repayment is often dependent upon the builder's ability to sell the building upon completion. Community Savings' risk of loss is also influenced by the accuracy of the estimate of the property's value upon completion and by the accuracy of estimated costs of construction. As a result, the risks in construction lending are affected by the abilities of the builders and by general economic and market conditions.

     Commercial loans are generally larger than other loans and involve greater concentration of assets. In addition, payments on these loans depend to a large degree on results of operation and management abilities and may be affected to a greater extent by adverse conditions in real estate markets or the economy in general.

     Consumer loans also generally involve more risk than first mortgage home lending because payment patterns are more significantly influenced by general economic conditions and because the collateral for such loans, such as automobiles, frequently consists of depreciating property.

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

     The results of operations of Community Savings, as with savings institutions generally, are dependent to a large degree on its net interest income, which is generally the difference between interest income from loans and investments and interest expense on deposits and borrowings. Community Savings' interest income and interest expense are significantly affected by general economic conditions and by policies of the federal government and various regulatory agencies.

     In recent years, the assets of many savings institutions, including Community Savings, have been negatively "gapped"- which means that the dollar amount of interest-bearing liabilities which reprice within specific time periods, either through maturity or rate adjustment, exceeds the dollar amount of interest-earning assets which reprice within such time periods. As a result, the net interest income of these savings institutions, including Community Savings, would be expected to be negatively impacted by increases in interest rates.

     Some thrift and banking institutions have a positive gap, which means that the amount of interest-earning assets maturing or otherwise repricing within specific time periods exceeds the amount of interest-bearing liabilities maturing or otherwise repricing within such periods. Accordingly, in a rising interest rate environment, absent the effect of other factors, those institutions would expect to experience a larger increase in the yield on their assets relative to the cost of their liabilities, thus their net interest income should be positively affected.

     At September 30, 1998, Community Savings' cumulative one year gap as a percentage of total average interest-earning assets was a negative 18.02%, and its cumulative five year gap as a percentage of total average interest-earning assets was a positive 9.28%. This gap position reflects the fact that while a large percentage of Community Savings' assets have adjustable rates, the rates on many of its adjustable rate loans do not adjust during the first five years of the loan term. Community Savings' computes its gap position using certain prepayment, deposit decay and other assumptions used by the FHLB in making such computations. The results of Community Savings' gap computations could be substantially different if other assumptions were used.

     In addition to the interest rate gap analysis discussed above, Community Savings' management monitors interest rate sensitivity through the use of a model which estimates the change in net portfolio value and net interest income in response to a range of assumed changes in market interest rates. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet items. The model estimates the effect on Community Savings' net portfolio value and net interest income of instantaneous and permanent 100 to 400 basis point increases and decreases in market interest rates. Community Savings' Board of Directors has established maximum acceptable decreases in net portfolio value and net interest income for various rate scenarios. Computations as of September 30, 1998, indicated that a 200 basis point increase in interest rates would result in a 13.36% decrease in Community Savings' net portfolio value and a 200 basis point decrease in interest rates would result in a 12.47% increase in Community Savings' net portfolio value. Such computations also indicate that the same 200 basis point increase in interest rates would result in a 12.68% decrease in net interest income and that a 200 basis point decrease in interest rates would result in a 1.28% increase in net interest income. Computations of the prospective effects of hypothetical interest rate changes in determining the effect on net portfolio value and net interest income are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay and should not be relied upon as indicative of actual results. Further, the computations and the gap computations described above do not incorporate any actions management may undertake in response to changes in interest rates.

     The computations described above indicate that Community Savings' asset and liability structure presents significant interest rate risk and that Community Savings' portfolio value and net interest income could be negatively impacted by increases in interest rates. Because of Community Savings' capital position and historical results of operations, Community Savings' management did not consider Community Savings' interest rate risk position as of September 30, 1998 to be unacceptable.

     Community Savings' results of operations will continue to be significantly affected by changes in interest rates due, among other factors, to (i) the fact that a large percentage of Community Savings' adjustable rate assets do not reprice during the first five years of the loan term, (ii) the fact that a large percentage of Community Savings' deposit accounts are subject to immediate repricing or to repricing within one year, (iii) the fact that Community Savings' interest-earning assets and interest-bearing liabilities reprice at different times and with different frequencies, (iv) the effects of periodic and lifetime interest rate caps on Community Savings' interest-earning assets, (v) the fact that the index used in adjusting many of Community Savings' older adjustable rate loans, a national cost of funds index, tends to lag behind changes in market interest rates, (vi) the fact that interest rates on Community Savings' assets and liabilities respond differently to economic, market and competitive factors, and (vii) the fact that sustained high levels of interest rates may adversely affect real estate and lending markets in general. Changes in the level of interest rates also can affect the amount of loans originated by Community Savings. Changes in interest rates also can result in disintermediation, which is the flow of funds away from savings institutions into direct investments, such as U.S. government and corporate securities, and other investment vehicles which, because of the absence of federal deposit insurance premiums and reserve requirements, sometimes can pay higher rates of interest than savings institutions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset/Liability Management."

LIMITED MARKET FOR THE COMMON STOCK

     Neither the Company nor Community Savings has ever issued shares of its Common Stock to the public. Consequently, no market now exists for the Common Stock. The Company has received conditional approval to have the Common Stock listed for quotation on the Nasdaq National Market under the symbol "FCFN", subject to consummation of the Conversion and other conditions.

     The existence of a public trading market will depend upon the presence in the marketplace of both willing buyers and willing sellers at any given time. The presence of a sufficient number of buyers and sellers at any given time is a factor over which neither the Company nor any broker or dealer has control; and there can be no assurance that an active and liquid trading market will develop, or once developed, continue. Purchasers of Common Stock should recognize that the absence of an active and liquid trading market may make it difficult to sell the Common Stock and may have an adverse effect on the price. Purchasers should consider the potentially illiquid and long-term nature of their investment in the shares offered hereby. See "Market for Common Stock."

COST OF ESOP

     It is expected that the ESOP will purchase, with funds borrowed from the Company, 8% of the sum of the number of shares of Common Stock issued in the Conversion and the number of shares contributed to the Foundation. See "Management of Community Savings - Employee Stock Ownership Plan." Assuming the issuance of 2,070,000 shares in the Conversion and the contribution of 100,000 shares to the Foundation, it is expected that 173,600 shares will be purchased by the ESOP, which - if such shares are acquired at $15.00 per share - would have a value of $2,604,000.

     If, because of an oversubscription for shares of Common Stock or for any other reason, the ESOP is unable to purchase in the Conversion 8% of the sum of the number of shares issued in the Conversion and the number of shares contributed to the Foundation, then the Board of Directors of the Company intends to approve the purchase by the ESOP in the open market after the Conversion of such shares as are necessary for the ESOP to acquire such number. In that event, the actual cost of the ESOP may be more or less than the amounts set forth above because the price paid for its shares will depend upon the price at which the ESOP can acquire shares in the open market. The purchase of Common Stock by the ESOP will reduce the pro forma stockholders' equity of Community Savings. See "Pro Forma Data."

     American Institute of Certified Public Accountants Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans", among other things, requires the measure of compensation recorded by employers to be based upon the fair value of ESOP shares. Since the fair value of the shares following the offerings cannot be predicted, Community Savings cannot reasonably estimate the impact of SOP 93-6 on its financial statements. While an increase in such fair value will cause an increase in ESOP-related expenses for accounting purposes, an increase in the fair value of the shares after they are acquired would not increase the actual out-of-pocket cost of the ESOP.

COST AND POSSIBLE DILUTIVE EFFECT OF THE MRP AND STOCK OPTION PLAN

     It is expected that the stockholders of the Company will be asked to approve the Stock Option Plan and the MRP at a meeting of stockholders after the Conversion. Under the MRP, directors and certain employees of Community Savings would be awarded an aggregate amount of Common Stock equal to 4% of the sum of the number of shares issued in the Conversion and the number of shares contributed to the Foundation. Under the Stock Option Plan, directors and certain employees of Community Savings would be granted options to purchase an aggregate amount of Common Stock equal to 10% of the sum of the number of shares issued in the Conversion and the number of shares contributed to the Foundation at exercise prices equal to the market price of the Common Stock on the date of grants.

     Shares issued under the MRP and the Stock Option Plan may be from authorized but unissued shares of Common Stock or they may be purchased in the open market. In the event the shares issued under the MRP and the Stock Option Plan consist of newly issued shares of Common Stock, the interests of existing stockholders would be diluted. If 2,070,000 shares of the Common Stock are issued in the Conversion and 100,000 shares are contributed to Foundation, it is expected that awards of 86,800 shares could be made under the MRP and options to acquire 217,000 shares of the Common Stock could be granted under the Stock Option Plan. If all such shares were newly issued, the exercise price was $15.00 for the shares issued pursuant to the options, and all of the options were exercised, the number of outstanding shares of Common Stock would increase from 2,170,000 to 2,473,800, the pro forma book value per share of the outstanding Common Stock at September 30, 1998 would have been $22.03 compared with $23.00 if such plans did not exist, and the pro forma net income per share of the outstanding Common Stock for the fiscal year ended December 31, 1997 would have been $0.52 compared with $0.53 if such plans did not exist.

     The cost of the shares acquired by the MRP will be expensed equally over the vesting period set forth in the MRP. If 2,070,000 shares of Common Stock are issued in the Conversion and 100,000 shares are contributed to Foundation, the MRP acquired 86,800 shares at a cost of $15.00 per share and the shares vested equally over a five year period, the total annual expense of the MRP would be $260,400 per year. See "Pro Forma Data" and "Management of Community Savings - Proposed Management Recognition Plan" and "- Proposed Stock Option Plan."

COSTS AND RISKS ASSOCIATED WITH ESTABLISHMENT OF THE FOUNDATION

     If the Conversion is approved by Community Savings' members, the Company intends to establish the Foundation and to contribute to the Foundation up to 100,000 shares of Common Stock having a value of $1,500,000. The establishment of the Foundation will be dilutive to the voting and ownership interests of stockholders and will have an adverse impact on the operating results of the Company for its year ending December 31, 1999, possibly resulting in an operating loss for that year.

     DILUTION OF STOCKHOLDERS' INTERESTS. The contribution to the Foundation will be 100,000 shares, with a value of $1,500,000 based on the public offering price of $15.00 per share. Upon completion of the Conversion and establishment of the Foundation, the Company would have 1,630,000, 1,900,000, 2,170,000 and 2,480,500 shares issued and outstanding at the minimum, midpoint, maximum and maximum as adjusted, of the Valuation Range, of which the Foundation would own 6.13%, 5.26%, 4.61% or 4.03%, respectively. AS A RESULT, PERSONS PURCHASING SHARES IN THE CONVERSION WILL HAVE THEIR OWNERSHIP AND VOTING INTERESTS IN THE COMPANY DILUTED ACCORDINGLY. SEE "PRO FORMA DATA."

     NEGATIVE IMPACT ON EARNINGS. The Company will recognize a $1,500,000 expense in the amount of the contribution to the Foundation in the quarter in which it occurs, which is expected to be the second quarter of 1999. Such expense will have a material adverse impact on the Company's earnings for the fiscal year. The contribution expense will be partially offset by the tax deductibility of the expense. The Company has been advised by its tax counsel that the contribution to the Foundation will be deductible for federal income tax purposes, subject to a limitation based on 10% of the Company's annual taxable income. If the Foundation had been established at September 30, 1998, Community Savings would have reported a net loss of $547,000 for the nine months of 1998 rather than reporting net income of $443,000.

     POSSIBLE NONDEDUCTIBILITY OF THE CONTRIBUTION. The Company estimates that substantially all of the contribution to the Foundation should be deductible for federal tax purposes over the permissible six-year period. However, no assurance can be made that the Company will have sufficient pre-tax income over the five-year period following the year in which the contribution is initially made to fully utilize the carryover related to the excess contribution. Furthermore, although the Company and Community Savings have received an opinion of their tax counsel that the Company should be entitled to the deduction for the contribution to the Foundation, there can be no assurance that the IRS will recognize the Foundation as a Section 501(c)(3) exempt organization or that the deduction will be permitted. In such event, there would be no tax benefit related to the Foundation.

     POTENTIAL ANTI-TAKEOVER EFFECT. Upon completion of the Conversion, the Foundation will own 6.13%, 5.26%, 4.61% or 4.03% of the total shares of the Company's Common Stock outstanding at the minimum, midpoint, maximum and maximum, as adjusted, of the Valuation Range.

     The Foundation's board of directors (who initially will be appointed by Community Savings' Board of Directors) will exercise sole voting power over such shares, subject to their fiduciary duties. This potential voting power might be used to preclude takeover attempts that certain stockholders deem to be in their best interests, and might tend to perpetuate management.

     POTENTIAL CHALLENGES. The establishment and funding of a charitable foundation as a part of a conversion is innovative and has been done in only a limited number of instances. As such, the Foundation may be subject to potential challenges notwithstanding that the Board of Directors of the Company and Community Savings have carefully considered the various factors involved in the establishment of the Foundation. If anyone were to institute an action seeking to require that Community Savings eliminate establishment of the Foundation, no assurances can be made that the resolution of such action would not result in a delay in the consummation of the Conversion or that such persons would not be ultimately successful in obtaining elimination of the Foundation or other equitable relief or monetary damages against the Company or Community Savings. Additionally, if the Company and Community Savings were forced to eliminate the Foundation, the aggregate pro forma market value of the Company and Community Savings would increase because the current Valuation Range takes into account the dilutive impact of the issuance of the shares to the Foundation. Because of its effect on the valuation of the shares of Common Stock, the elimination of the Foundation could necessitate a resolicitation of subscribers in the offerings, which would delay consummation of the Conversion and the issuance of shares.

FINANCIAL INSTITUTION REGULATION AND POSSIBLE LEGISLATION

     Community Savings is subject to extensive regulation and supervision as a North Carolina-chartered savings bank. In addition, the Company, as a bank holding company, is subject to extensive regulation and supervision. Any change in the regulatory structure or the applicable statutes or regulations, whether by the Administrator, the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the FDIC, the North Carolina Legislature or the Congress, could have a material impact on the Company, Community Savings, or the Conversion.

     Congress currently has under consideration various proposals to consolidate the regulatory functions of the four federal banking agencies: the Office of Thrift Supervision, the FDIC, the Office of the Comptroller of the Currency and the Federal Reserve. The outcome of efforts to effect regulatory consolidation is uncertain. Therefore, Community Savings is unable to determine the extent to which legislation, if enacted, would affect its business.

ANTI-TAKEOVER CONSIDERATIONS

     PROVISIONS IN THE ARTICLES OF INCORPORATION AND BYLAWS. The Company's Articles of Incorporation and Bylaws contain certain provisions that may discourage attempts to acquire control of the Company that are not negotiated with the Company's Board of Directors. These provisions may result in the Company being less attractive to a potential acquiror and may result in stockholders receiving less for their shares than otherwise might be available in the event of a takeover attempt. In addition, these provisions may have the effect of discouraging takeover attempts that some stockholders might deem to be in their best interests, including takeover proposals in which stockholders might receive a premium for their shares over the then-current market price, as well as making it more difficult for individual stockholders or a group of stockholders to elect directors or to remove incumbent management. The Company's Board of Directors believes, however, that these provisions are in the best interests of the Company and its stockholders because such provisions encourage potential acquirors to negotiate directly with the Board of Directors, which the Board of Directors believes is in the best position to act on behalf of all stockholders.

     These provisions include, among others, that (i) the Board of Directors has the authority to change the number of directors within a range from five to 15;
(ii) stockholders who intend to nominate a candidate for election to the Board of Directors must give advance notice to the Secretary of the Company; (iii) terms for directors will be staggered at any time that the number of directors exceeds nine; (iv) certain merger, consolidation, or other business combinations (as defined in the Articles of Incorporation) must receive the affirmative vote of at least 75% of the Continuing Directors (as defined in the Articles of Incorporation); (v) special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer, the President or by the Board of Directors and (vi) directors may be removed from office prior to the end of their term only for cause.

     In addition, the Articles of Incorporation do not provide for cumulative voting for any purpose. As a result, a majority of shareholders will be able to approve matters presented to the shareholders for consideration, except such matters as require more than a majority vote for approval. The Company's Articles of Incorporation state that the Board of Directors, without the approval of the stockholders, may authorize the issuance of shares of preferred stock with such voting rights, designations, preferences, limitations and relative rights as the Board of Directors shall determine. As a result, the Board of Directors has the power, to the extent consistent with its fiduciary duties, to issue preferred stock to persons friendly to management or otherwise in order to impede attempts by third parties to acquire voting control of the Company and to impede other transactions not favored by management. The amended Certificate of Incorporation and Bylaws of Community Savings upon its conversion to stock form also contain certain provisions that might discourage potential takeover attempts of Community Savings. See "Anti-Takeover Provisions Affecting the Holding Company and Community Savings."

     REGULATORY PROVISIONS. Regulations of the Administrator contain provisions that, for a period of three years after the Conversion is consummated, prohibit any person from directly or indirectly acquiring or offering to acquire beneficial ownership of more than 10% of any class of equity security of the Company or Community Savings, with certain exceptions, without the prior approval of the Administrator. If any person should acquire beneficial ownership of more than 10% of any class of equity security without prior approval, any shares beneficially owned in excess of 10% would not be counted as shares entitled to vote and would not be voted in connection with any matter submitted to the stockholders for a vote.

     Regulations provide that the Administrator will give his approval of such an acquisition during the first year after the Conversion only to protect the safety and soundness of the Company and Community Savings. Approval will be given during the second and third years after the Conversion upon a finding by the Administrator that (i) the acquisition is necessary to protect the safety and soundness of the Company and Community Savings or the Board of Directors of the Company supports the acquisition, and (ii) the acquiror is of good character and integrity and possesses satisfactory managerial skills, after the acquisition the acquiror will be a source of financial strength to the Company and Community Savings, and the interests of the public will not be adversely affected by the acquisition. Approval is not required for (i) any offer with a view toward public resale made exclusively to the Company or its underwriters or the selling group acting on its behalf, or (ii) any offer to acquire or acquisition of beneficial ownership of more than 10% of the common stock of the Company by a corporation whose ownership is or will be substantially the same as the ownership of the Company, provided that the offer or acquisition is made more than one year following the consummation of the Conversion. See "Anti-Takeover Provisions Affecting the Company and Community Savings."

     The Change in Bank Control Act, together with North Carolina regulations, require that the consent of the Administrator and Federal Reserve be obtained prior to any person or company acquiring "control" of a savings bank or a savings bank holding company. Control is conclusively presumed to exist if, among other things, an individual or company acquires the power, directly or indirectly, to direct the management or policies of the Company or Community Savings or to vote 25% or more of any class of voting stock. Control is rebuttably presumed to exist under the Change in Bank Control Act if, among other things, a person acquires more than 10% of any class of voting stock and
(i) the issuer's securities are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the Company's securities will be, or (ii) the person would be the single largest stockholder. Restrictions applicable to the operations of bank holding companies and conditions imposed by the Federal Reserve in connection with its approval of such acquisitions may deter potential acquirors from seeking to obtain control of the Company. See "Supervision and Regulation - Regulation of the Company."

     VOTING CONTROL OF OFFICERS, DIRECTORS AND EMPLOYEES. Directors and executive officers of Community Savings and the Company expect to purchase approximately 13.39% to 8.80% of the shares of Common Stock issued in the Conversion and contributed to the Foundation based upon the minimum and the maximum, as adjusted, of the Valuation Range, respectively. See "Anticipated Stock Purchases by Management."

     In addition, it is expected that the ESOP will acquire a number of shares equal to 8% of the sum of the shares issued in the Conversion and the shares contributed to the Foundation. Employees will vote the shares allocated to them under the ESOP. The ESOP trustees (directors of Community Savings) will vote unallocated shares, and allocated shares for which no voting instructions have been received, in their discretion, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     Under the proposed MRP, if approved by the stockholders of the Company, a number of shares equal to 4% of the sum of the number of shares issued in the Conversion and the number of shares contributed to the Foundation could be issued to directors and certain employees of Community Savings. Such shares could be purchased in the open market or could be issued out of authorized but unissued shares. Recipients of shares under the MRP will have voting control over such shares regardless of whether such shares have vested. See "Management of Community Savings - Proposed Management Recognition Plan."

     Under the proposed Stock Option Plan, if approved by the stockholders of the Company, directors and certain employees of Community Savings could receive options to purchase a number of shares equal to 10% of the sum of the number of shares issued in the Conversion and the number of shares contributed to the Foundation. Shares to fund such options could be acquired in the open market or could be acquired through the issuance of authorized but unissued shares. If shares are acquired in the open market and held by the Stock Option Plan prior to the exercise of options under the Plan, holders of unexercised options will have voting control over the shares held to fund their options. See "Management of Community Savings - Proposed Stock Option Plan."

     In addition, the Foundation's directors (who will be initially appointed by Community Savings' Board of directors) could exercise sole voting power of between 6.13% and 4.03% of the shares of Common Stock outstanding based upon the minimum and maximum, as adjusted, of the Valuation Range, respectively.

     Because the Company's Articles of Incorporation require the affirmative vote of 75% of the outstanding shares entitled to vote to approve certain mergers, consolidations or other business combinations, the directors, officers and employees, as a group, could effectively block such transactions. See "Anti-Takeover Provisions Affecting the Company and Community Savings - The Company - Supermajority Voting Provisions."

     AGREEMENTS WITH EMPLOYEES. In connection with the Conversion, Community Savings will enter into an employment agreement with W. R. Gilliam, its President and Chief Executive Officer and will enter into Special Termination Agreements with four other executive officers. See "Management of Community Savings - Employment Agreement" and "Special Termination Agreements." The existence of the employment agreements and special termination agreements may tend to discourage mergers, consolidations, acquisitions or other transactions that would result in a change in control of the Company or Community Savings. See "Anti-Takeover Provisions Affecting the Company and Community Savings - The Company - Anti-Takeover Effect of Employment Agreement, Special Termination Agreements and Benefit Plans."

INCOME TAX CONSEQUENCES OF SUBSCRIPTION RIGHTS

     If the subscription rights granted in connection with the Conversion are deemed to have an ascertainable value, receipt of such rights will be taxable to recipients who exercise such subscription rights to purchase shares, either as ordinary income or capital gain, in an amount not in excess of such value. Whether such subscription rights are considered to have any ascertainable value is an inherently factual determination. Community Savings has received an opinion from Ferguson stating that the subscription rights do not have any ascertainable value. The opinion of Ferguson is not binding on the IRS. See "The Conversion - Income Tax Consequences."

RISKS RELATED TO YEAR 2000

     As the year 2000 approaches, an important business issue has emerged regarding how existing software programs and operating systems can accommodate this date change. Many existing software products were designed to accommodate only two-digits. For example, "98" is stored on the system and represents 1998. Community Savings has conducted a comprehensive review of its systems to identify applications that could be affected by the "Year 2000" issue and has developed an implementation plan to address the issue. Community Savings has already begun testing on its own systems and expects that such testing will be completed during the first quarter of 1999. Community Savings' primary service providers have indicated that all their reprogramming efforts are substantially complete, allowing Community Savings significant time for testing. Preliminary testing has already been successfully completed. Community Savings believes that its costs related to Year 2000 will total approximately $550,000, of which approximately $428,000 had been incurred at December 31, 1998. These costs include replacing all computer hardware with year 2000 certified systems and replacing nearly all existing software systems.

     There can be no assurances, however, that the actions taken by Community Savings and its service providers will be effective to remedy all potential problems. To the extent Community Savings' or its vendors' systems are not fully Year 2000 compliant, there can be no assurance that resulting errors, potential systems interruptions or the costs necessary to update software would not have a materially adverse effect on the Company's business, financial condition, results of operations and business prospects.

POSSIBLE DELAYS IN CONSUMMATION OF THE CONVERSION

     Consummation of the Conversion is contingent upon receipt of approvals from the Administrator and Federal Reserve. In addition, the Conversion cannot be consummated until the FDIC issues a notice of non-objection with respect to the transaction and until the Conversion has been approved by the members of Community Savings. Final regulatory approval is subject to receipt and review of an updated appraisal from Ferguson which considers the results of the offerings and any material developments occurring subsequent to the most recent appraisal submitted in connection with the Conversion. Consummation will be delayed if the Foundation is not approved by the members of Community Savings at the Special Meeting and, as a result, subscribers must be resolicited. See "- Costs and Risks Associated with Establishment of the Foundation - Approval of Members."

     Accordingly, consummation of the Conversion and issuance of certificates for shares of Common Stock could be delayed. Until the Conversion is consummated, no shares of Common Stock may be traded.
If the Conversion is not consummated, all subscription funds held will be returned with interest and all withdrawal authorizations will be terminated.

BEST EFFORTS OFFERING

     The Company and Community Savings have engaged Trident Securities, Inc. ("Trident Securities") to consult with and advise them with respect to the Conversion and to assist, on a best-efforts basis, in connection with the solicitation of subscriptions and purchase orders for shares of Common Stock in the offerings. Trident Securities is under no obligation to purchase any shares of Common Stock in any of the offerings. Trident Securities has not prepared or delivered any opinion or recommendation with respect to the appropriateness of the amount of Common Stock to be issued in the Conversion. Trident Securities has not prepared any fairness opinion with respect to the terms of the offerings or any opinion with respect to the price at which shares of Common Stock may trade.

DILUTIVE EFFECT OF THE ISSUANCE OF ADDITIONAL SHARES TO CORRECT ERRORS IN ALLOCATIONS

     The Plan of Conversion provides that, if errors are made in allocating shares among subscribers, the Company may issue additional shares up to three percent of the shares issued in the Conversion, in order to correct such errors. Such additional shares, if any, would be issued at $15.00 per share. The Company does not anticipate the need to issue such additional shares, but if such shares were issued, the ownership and voting interests of existing shareholders would be diluted accordingly.


                     FIRST COMMUNITY FINANCIAL CORPORATION

     The Company was incorporated under North Carolina law in October 1998 at the direction of Community Savings for the purpose of acquiring and holding all of the outstanding capital stock of Community Savings to be issued in connection with the Conversion. The Company has received conditional approval from the Federal Reserve and the Administrator to become a bank holding company and as such will be subject to regulation by the Federal Reserve and the Administrator. The holding company structure will give the Company greater flexibility than Community Savings currently has to expand and diversify its business activities. See "Supervision and Regulation - Regulation of the Company."

     Prior to completion of the Conversion, the Company will not own any material assets or transact any material business. Upon completion of the Conversion, on an unconsolidated basis, the Company will have no significant assets other than the stock of Community Savings acquired in the Conversion, the loan receivable with respect to the loan made to the ESOP to enable the ESOP to purchase shares of Common Stock in the Conversion, and the portion of the net proceeds from the sale of Common Stock in the Conversion which are retained by the Company. Some of the proceeds of the offerings retained by the Company could subsequently be deposited in, loaned to, or invested in Community Savings. The Company will have no significant liabilities upon completion of the Conversion. The management of the Company is set forth under "Management of the Holding Company." The executive office of the Company is located at the headquarters office of Community Savings at 708 South Church Street, Burlington, North Carolina.

     The existing management of the Company believes it will be in the best interests of the Company, Community Savings and the Company's stockholders for the Company to remain an independent company.


                          COMMUNITY SAVINGS BANK, SSB

     Community Savings is a North Carolina-chartered mutual savings bank. Community Savings was organized in 1934. Community Savings has been a member of the Federal Home Loan Bank ("FHLB") system and its deposits have been federally insured since 1934. The deposits of Community Savings are insured by the Savings Association Insurance Fund ("SAIF") of the FDIC to the maximum extent permitted by law.

     Community Savings is a member of the FHLB of Atlanta, which is one of the 12 regional banks for federally-insured savings institutions and other eligible members comprising the FHLB system. As a North Carolina-chartered savings bank, Community Savings is regulated by the Administrator. Community Savings is further subject to regulations of the FDIC with respect to certain matters and, as a subsidiary of the Company, will be indirectly subject to regulation by the Federal Reserve. See "Supervision and Regulation - Regulation of the Company" and "- Regulation of Community Savings."

     Community Savings conducts business through three full service offices in Burlington, North Carolina, one full service office in Graham, North Carolina and one loan origination office in Burlington. Community Savings' primary market area encompasses Alamance County, North Carolina, although the bank has recently begun making significant amounts of loans to borrowers in Guilford County to the west. At September 30, 1998, Community Savings had total assets of $170.4 million, net loans of $127.4 million, deposits of $138.0 million and retained income of $23.3 million.

     Community Savings is a community-oriented financial institution which offers a variety of financial services to meet the needs of the communities it serves. Community Savings is principally engaged in the business of attracting deposits from the general public and using such deposits to make residential real estate loans, commercial loans, construction loans, home equity line of credit loans, consumer loans and various investments.

     Revenues of Community Savings are derived primarily from interest on loans. Community Savings also receives interest income from its investments, mortgage-backed securities and interest-earning deposit balances. Community Savings also receives non-interest income from transaction and service fees and other sources. The major expenses of Community Savings are interest on deposits and general and administrative expenses such as compensation and employee benefits, federal deposit insurance premiums, data processing expenses and occupancy and related expenses.

                                USE OF PROCEEDS

     Although the actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed, it is presently estimated that such net proceeds will be between $22,076,000 and $30,045,000, based on the current Valuation Range. If the gross proceeds of the shares sold are increased to 15% above the maximum of the Valuation Range, it is estimated that net proceeds will equal $34,627,500. See "Pro Forma Data" for the assumptions used to arrive at these amounts. The actual net proceeds may vary materially from the estimated amounts.

     The estimated amount of net proceeds includes proceeds from the sale of the shares which are expected to be purchased by the ESOP in the Subscription Offering with funds borrowed from the Company. The amount loaned to the ESOP to enable such purchases is estimated to range from $1,956,000 (if 1,530,000 shares are issued in the Conversion) to $2,604,000 (if 2,070,000 shares are issued in the Conversion). If for any reason the ESOP is unable to purchase its shares in the Subscription Offering, the ESOP is expected to purchase its shares in the open market - in which event the cost of the purchases may be higher or lower because the purchase price per share may be higher or lower than $15.00. See "Management of Community Savings - Employee Stock Ownership Plan."

     After first deducting the amount of the net proceeds used by the Company to make the loan to the ESOP (estimated to range from $1,956,000 to $2,604,000), it is expected that the Company will retain approximately 50% of the remaining net proceeds of the offerings and will pay the balance of the net proceeds to Community Savings in exchange for all of the common stock of Community Savings to be issued in connection with the Conversion. From such balance paid to Community Savings, it is expected that Community Savings will pay $1,500,000 back to the Company for the 100,000 shares of Common Stock to be issued to Community Savings and then contributed to the Foundation.

     The Company expects to use the portion of the net proceeds it retains for working capital and investment purposes. The Company does not expect to have significant operating expenses and anticipates that it will initially invest the net proceeds it retains primarily in interest-earning deposits, U.S. government, federal agency and other marketable securities and mortgage-backed securities. Such proceeds could also be loaned to, deposited in or invested in Community Savings. The types and amounts of such investments will vary from time to time based upon the interest rate environment, asset/liability mix considerations and other factors.

     Net proceeds paid to Community Savings initially will become part of Community Savings' general funds and will be invested primarily in loans, mortgage-backed securities and investments consisting primarily of interest-earning deposit balances, U.S. government and federal agency obligations and other marketable securities in accordance with Community Savings' lending and investment policies. The relative amounts to be invested in each of these types of investments will depend upon loan demand, rates of return and asset/liability matching considerations at the time the investments are to be made. Management is not able to predict the yields which will be produced by the investment of the proceeds of the offerings because such yields will be significantly influenced by general economic conditions and the interest rate environment existing at the time the investments are made. Proceeds not so invested will be used for general corporate purposes.

     The net proceeds retained by the Company and Community Savings could also be used to support the future expansion of operations of the Company and Community Savings through acquisitions of other financial institutions or their branches or the opening of new branches in or near Community Savings' primary market area. The Company has no pending agreements or understandings regarding any such acquisitions or branch openings, and there are no pending negotiations regarding any such acquisitions or branch openings at this time.

     The proceeds of the offerings will result in an increase in Community Savings' net worth and regulatory capital and may enhance the potential for growth through increased lending and investment activities, branch acquisitions, business combinations or otherwise. Payments for shares of Common Stock of the Company made through the withdrawal of existing deposit accounts at Community Savings will not result in the receipt of new funds for investment.

     If the MRP is adopted, the MRP will acquire a number of shares of Common Stock equal to 4% of the sum of the number of shares issued in the Conversion and the number of shares contributed to the Foundation. See "Management of Community Savings - Proposed Management Recognition Plan." Such shares may be acquired in the open market or acquired through the Company's issuance of authorized but unissued shares. In the event shares are acquired in the open market, the funds for such purchase may be provided by Community Savings from the proceeds of the Conversion. It is estimated that between 65,200 and 86,800 shares will be acquired by the MRP, assuming the issuance of between 1,530,000 and 2,070,000 shares, respectively, and the contribution of 100,000 shares to the Foundation, in the Conversion. If all such shares were acquired by the MRP in the open market, and if such shares were acquired at a price of $15.00 per share, Community Savings would contribute between $978,000 and $1,302,000, respectively, to the MRP for this purpose.

     If the Stock Option Plan is adopted, the Stock Option Plan could acquire a number of shares of Common Stock in the open market equal to 10% of the sum of the number of shares issued in the Conversion and the number of shares contributed to the Foundation. These shares would be held by the Stock Option Plan for issuance upon the exercise of stock options. To the extent the Stock Option Plan does not acquire sufficient shares to satisfy options granted under the Stock Option Plan, the Company will reserve authorized but unissued shares for this purpose. See "Management of Community Savings - Proposed Stock Option Plan." In the event shares are acquired in the open market, the funds for such purchase may be provided by the Company or Community Savings from the proceeds of the Conversion. It is estimated that between 163,000 and 217,000 shares will be acquired by the Stock Option Plan, assuming the issuance of between 1,530,000 and 2,070,000 shares, respectively, in the Conversion. If all such shares were acquired by the Stock Option Plan in the open market, and if such shares were acquired at a price of $15.00 per share, the Company or Community Savings would contribute between $2,445,000 and $3,255,000 respectively, to the Stock Option Plan for this purpose.

     Upon completion of the Conversion, the Board of Directors will have the authority to adopt stock repurchase plans, subject to statutory and regulatory requirements. Based upon facts and circumstances which may arise following the Conversion, the Board of Directors may determine to repurchase stock in the future. Such facts and circumstances may include, but are not limited to (i) market and economic factors such as the price at which the Common Stock is trading, the volume of trading, the attractiveness of other investment alternatives in terms of the rates of return and risks involved in the investments, (ii) the ability to increase the book value and earnings per share of the remaining outstanding shares and improve the Company's return on equity;
(iii) the reduction of dilution to stockholders caused by having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and (iv) any other circumstances in which repurchases would be in the best interests of the Company and its stockholders.

     Any stock repurchases will be subject to the determination of the Board of Directors that both the Company and Community Savings will be capitalized in excess of applicable regulatory requirements after any such repurchases and that capital will be adequate taking into account, among other things, the level of nonperforming assets and other risks, the Company's and Community Savings' current and projected results of operations and asset/liability structure, the economic environment and tax and other regulatory considerations. Federal regulations require that, subject to certain exceptions, the Company must obtain approval of the Federal Reserve prior to repurchasing Common Stock for in excess of 10% of its net worth during any 12 month period. See "Supervision and Regulation - Regulation of the Company - Dividend and Repurchase Limitations." The Company has no intention to repurchase any Common Stock during the first year following the Conversion.

                                DIVIDEND POLICY

     Upon Conversion, the Board of Directors of the Company will have the authority to declare dividends on the Common Stock, subject to statutory and regulatory requirements. The Company now expects to pay semiannual cash dividends on the Common Stock at an initial semiannual rate of 15 cents per share (or an annual rate of 30 cents per share). The Company expects that the first dividend will be paid after the end of the first calendar quarter ending at least six months after the Conversion. In addition, the Board of Directors may determine from time to time that it is prudent to pay special nonrecurring cash dividends. Special cash dividends, if paid, may be in addition to, or in lieu of, regular cash dividends.

     The Company's Board of Directors will periodically review its policy concerning dividends. Declarations of dividends, if any, by the Board of Directors will depend upon a number of factors, including investment opportunities available to the Company and Community Savings, capital requirements, regulatory limitations, the Company's and Community Savings' results of operations and financial condition, tax considerations and general economic conditions. Upon review of such considerations, the Board of Directors of the Company may authorize dividends to be paid in the future if it deems such payment appropriate and in compliance with applicable law and regulation. No assurances can be given that any dividends will in fact be paid on the Common Stock or, if dividends are paid, that they will not be reduced or discontinued in the future.

     In connection with the Conversion, Community Savings has agreed with the FDIC that, within the first year after completion of the Conversion, neither the Company nor Community Savings will pay any dividend or make any distribution that represents, or is characterized as, or is treated for tax purposes as, a return of capital.

     The sources of income to the Company initially will consist of earnings on the capital retained by the Company, interest received from the loan to the ESOP and dividends paid by Community Savings to the Company, if any. Consequently, future declarations of cash dividends by the Company may depend upon dividend payments by Community Savings to the Company, which payments are subject to various restrictions. Under current North Carolina regulations, Community Savings could not declare or pay a cash dividend if the effect thereof would be to reduce its net worth to an amount which is less than the minimum required by the FDIC and the Administrator. In addition, for a period of five years after the consummation of the Conversion, Community Savings will be required, under existing regulations, to obtain the prior written approval of the Administrator before it can declare and pay a cash dividend on its capital stock in an amount in excess of one-half of the greater of (i) its net income for the most recent fiscal year, or (ii) the average of its net income after dividends for the most recent fiscal year and not more than two of the immediately preceding fiscal years, if applicable. See "Supervision and Regulation - Regulation of Community Savings - Restrictions on Dividends and Other Capital Distributions." As a converted institution, Community Savings also will be subject to the regulatory restriction that it will not be permitted to declare or pay a dividend on or repurchase any of its capital stock if the effect thereof would be to cause its regulatory capital to be reduced below the amount required for the liquidation account established in connection with the Conversion. See "The Conversion - Effects of Conversion - Liquidation Rights" and "- Liquidation Rights After the Conversion." Also, see "Taxation - Federal Income Taxation" for a discussion of federal income tax provisions that may limit the ability of Community Savings to pay dividends to the Company without incurring a recapture tax.


                            MARKET FOR COMMON STOCK

     The Company, as a newly organized company, has never issued capital stock, and consequently, there is no established market for the Common Stock at this time. The Company has received conditional approval to have the Common Stock listed for quotation on the Nasdaq National Market under the symbol "FCFN."

     There can be no assurance that the Common Stock will in fact be listed for quotation on the Nasdaq National Market. In order to initially qualify for listing on the Nasdaq National Market, the Company must have at least 400 stockholders and at least three market makers. Although management believes that the Company will have at least 400 stockholders, there can be no assurance that it will. The Company will seek to encourage and assist at least three market makers to make a market in the Common Stock, but there is no assurance that will occur. The Company expects that Trident Securities will act as a market maker.

     A public trading market having the desirable characteristics of depth, liquidity and orderliness will depend upon the presence in the marketplace of both willing buyers and willing sellers at any given time, which is not within the Company's control. No assurance can be given that an active trading market will develop or be maintained or that any investor will be able to sell the Common Stock at or above the purchase price paid in the offerings.


                                 CAPITALIZATION

     The following tables present the historical capitalization of Community Savings at September 30, 1998 and the pro forma capitalization of the Company at such date after giving effect to the sale of the Common Stock, the contribution of 100,000 shares of Common Stock to the Foundation and application of the assumptions set forth under "Pro Forma Data," assuming that 1,530,000; 1,800,000; 2,070,000; and 2,380,500 shares of Common Stock are sold at the minimum, midpoint, maximum and 15% above the maximum of the current Valuation Range. A change in the number of shares issued in the Conversion may materially affect such pro forma capitalization. See "Use of Proceeds" and "The
Conversion - Purchase Price of Common Stock and Number of Shares Offered."

                                                               COMPANY PRO FORMA CAPITALIZATION AT SEPTEMBER 30, 1998
                                                                                 BASED UPON SALE OF
                                                   ------------------------------------------------------------------------------

                                                         1,530,000          1,800,000          2,070,000          2,380,500
                                     HISTORICAL         SHARES AT A        SHARES AT A        SHARES AT A        SHARES AT A
                                   CAPITALIZATION         PRICE OF           PRICE OF           PRICE OF           PRICE OF
                                 SEPTEMBER 30, 1998   $15.00 PER SHARE   $15.00 PER SHARE   $15.00 PER SHARE   $15.00 PER SHARE(1)
                                 ------------------   ----------------   ----------------   ----------------   -------------------
                                                                        (IN THOUSANDS)
Deposits (2)                           $138,024         $  138,024          $  138,024         $  138,024         $  138,024
Borrowings                                5,000              5,000               5,000              5,000              5,000
                                       --------         ----------          ----------         ----------         ----------
Total deposits and borrowings          $143,024         $  143,024          $  143,024         $  143,024         $  143,024
                                       ========         ==========          ==========         ==========         ==========

Capital stock:
Preferred stock, no par
 value per share:
   authorized - 5,000,000
   shares; assumed
   outstanding - none                  $      -         $        -          $        -         $        -         $        -
Common Stock, no par value
   per share;
authorized -- 20,000,000
   shares; assumed
   outstanding - as shown
   plus 100,000 shares to be
   contributed to Foundation (3)              -             23,576              27,560             31,545             36,128
Less: Expense of contribution
   to Foundation                              -             (1,500)             (1,500)            (1,500)            (1,500)
Plus: Tax benefit of
   contribution to
   Foundation (4)                             -                510                 510                510                510
Less: Common Stock acquired
   by ESOP (5)                                -             (1,956)             (2,280)            (2,604)            (2,977)
      Common Stock
   acquired by MRP (5)                        -               (978)             (1,140)            (1,302)            (1,488)
Retained earnings - substantially
   restricted                            23,172             23,172              23,172             23,172             23,172
Accumulated other comprehensive
   income                                    95                 95                  95                 95                 95
                                       --------         ----------          ----------         ----------         ----------
Total Equity                           $ 23,267         $   42,919          $   46,417         $   49,916         $   53,940
                                       ========         ==========          ==========         ==========         ==========

(1) Represents the number of shares of Common Stock that would be issued in the Conversion after giving effect to a 15% increase in maximum valuation in the Valuation Range.

(2) Withdrawals from deposit accounts for the purchase of Common Stock are not reflected. Any such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3) Does not reflect the issuance of any shares of Common Stock reserved for issuance pursuant to Community Savings' stock option plan. See "Management of Community Savings - Proposed Stock Option Plan."

(4) Based upon an effective tax rate of 34%, the recognition of the federal tax benefit is limited annually to 10% of the Company's annual taxable income, subject to the ability of the Company to carry forward any unused portion of the deduction for five years following the year of the contribution.

(5) Assumes that 8% of the sum of the number of shares of Common Stock offered hereby plus the number of shares contributed to the Foundation will be purchased by the ESOP in the Conversion. The funds used to acquire the ESOP shares will be borrowed from the Company. Assumes that, after the Conversion, a number of shares equal to 4% of the sum of the number of shares of Common Stock offered hereby plus the number of shares contributed to the Foundation will be purchased by the MRP with funds contributed by Community Savings. The Common Stock acquired by both the ESOP and the MRP is reflected as a reduction of stockholders' equity. See "Management of Community Savings - Employee Stock Ownership Plan" and "- Proposed Management Recognition Plan."

                                PRO FORMA DATA

     The actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed. However, net proceeds are currently estimated to be between $22,076,000 and $34,627,500 (including net proceeds from shares expected to be purchased by the ESOP with funds borrowed from the Company), based upon the following assumptions: (i) 22.8%, 20.6%, 18.9% and 17.5% of the Common Stock sold in the Conversion at the minimum, midpoint, maximum and 15% above the maximum, respectively, of the Valuation Range will be sold to the ESOP, directors and executive officers and their associates as defined in the Plan of Conversion (and that Trident Securities will not receive certain compensation with respect to such sales), and none of the shares of Common Stock will be sold in any Syndicated Community Offering pursuant to selected dealer agreements; (ii) fees will be payable to Trident Securities with respect to the Subscription and Community Offerings as described in "The Conversion - Marketing Arrangements;" and (iii) Conversion expenses, excluding the fees and commissions to Trident Securities, will be approximately $558,000. Actual net proceeds may vary depending upon the number of shares sold to the ESOP and to directors, executive officers and their associates, the number of shares, if any, sold in the Syndicated Community Offering pursuant to selected dealer arrangements and the actual expenses of the Conversion.
Payments for shares made through withdrawals from existing Community Savings deposit accounts will not result in the receipt of new funds for investment by Community Savings. However, capital will increase and interest-bearing liabilities will decrease by the amount of such withdrawals.

     Under the Plan of Conversion, the Common Stock must be sold at an aggregate price equal to not less than the minimum nor more than the maximum of the Valuation Range based upon an independent appraisal. The Valuation Range as of December 9, 1998 is from a minimum of $22,950,000 to a maximum of $31,050,000, with a midpoint of $27,000,000. However, with the consent of the Administrator and the FDIC, the aggregate price of the Common Stock sold may be increased to up to 15% above the maximum of the Valuation Range, or to $35,707,500, without a resolicitation and without any right to cancel, rescind or change subscription orders, to reflect changes in market and financial conditions following commencement of the Subscription Offering. See "The Conversion - Purchase Price of Common Stock and Number of Shares Offered."

     Pro forma consolidated net earnings and book value of the Company at or for the year ended December 31, 1997 and the nine months ended September 30, 1998 have been based upon the following assumptions: (i) the sale of shares of Common Stock in connection with the Conversion occurred at the beginning of such periods and yielded net proceeds available for investment of $22,076,000, $26,060,000, $30,045,000 and $34,627,500 (based upon the issuance of 1,530,000,
1,800,000; 2,070,000 and 2,380,500 shares, respectively, at $15.00  per share)
on such dates; and (ii) such net proceeds were invested on a consolidated basis at the beginning of the periods at a yield of 4.50%, which represents the average one-year treasury constant maturity rate for the last week of September, 1998. The Company did not use the arithmetic average of Community Savings' weighted-average yield on interest-earning assets and weighted-average interest rate paid on deposits. Management believes that the one-year Treasury rate is a more appropriate rate for purposes of preparing the pro forma data because proceeds from the Conversion are expected to be initially invested in instruments with similar yields and maturities. The effect of withdrawals from deposit accounts for the purchase of Common Stock has not been reflected. Such withdrawals have no effect on pro forma stockholders' equity, and management does not believe that such withdrawals will have a material impact on pro forma net earnings or pro forma net earnings per share. In calculating pro forma net earnings, an effective tax rate of 36% has been assumed, resulting in a yield after taxes of 2.88%. Historical and pro forma per share amounts have been calculated by dividing Community Savings' historical amounts and the Company's pro forma amounts by the indicated number of shares of Common Stock, assuming that such number of shares had been outstanding during the entire period.

     The following tables assume that the Foundation is approved by Community Savings' members at the Special Meeting and therefore give effect to the issuance of 100,000 shares of the Company's Common Stock to Community Savings and the contribution of such shares to Foundation at the time the Conversion is completed. In addition, the Valuation Range takes into account the dilutive impact of the issuance of the shares to be contributed to the Foundation.

     The following pro forma information is not intended to represent the market value of the Common Stock, the value of net assets and liabilities or of future results of operations. The assumptions regarding investment yields should not be considered indicative of actual yields for future periods. The following information is not intended to be used as a basis for projection of results of operations for future periods.

                                                                         At or For the Year Ended December 31, 1997
                                                          --------------------------------------------------------------------------

                                                             1,530,000          1,800,000          2,070,000          2,380,500
                                                          shares at $15.00   shares at $15.00   shares at $15.00   shares at $15.00
                                                             per share          per share          per share          per share
                                                             (Minimum)          (Midpoint)         (Maximum)       (15% above Max.)
                                                          ---------------    ---------------    ---------------    -----------------
                                                                       (Dollars in Thousands, except per share amounts)
Gross proceeds                                                 $   22,950         $   27,000         $   31,050         $   35,708
  Plus shares contributed to Foundation (1)                         1,500              1,500              1,500              1,500
                                                               ----------         ----------         ----------         ----------
  Pro forma market capitalization                              $   24,450         $   28,500         $   32,550         $   37,208
                                                               ==========         ==========         ==========         ==========
Gross proceeds                                                 $   22,950         $   27,000         $   31,050         $   35,708
Less offering expenses and commissions                               (874)              (940)            (1,005)            (1,080)
                                                               ----------         ----------         ----------         ----------
  Estimated net Conversion proceeds (2)                            22,076             26,060             30,045             34,628
  Less Common Stock acquired by ESOP (3)                           (1,956)            (2,280)            (2,604)            (2,977)
  Less Common Stock acquired by MRP (4)                              (978)            (1,140)            (1,302)            (1,488)
                                                               ----------         ----------         ----------         ----------
  Estimated proceeds available for investment                  $   19,142         $   22,640         $   26,139         $   30,163
                                                               ==========         ==========         ==========         ==========
Net income
  Historical                                                   $      590         $      590         $      590         $      590
  Pro forma adjustments:
    Net income from proceeds                                          551                652                753                869
    ESOP                                                              (83)               (97)              (111)              (127)
    MRP                                                              (125)              (146)              (167)              (191)
                                                               ----------         ----------         ----------         ----------
      Pro forma                                                $      933         $      999         $    1,065         $    1,141
                                                               ==========         ==========         ==========         ==========
Net income per share
  Historical                                                   $     0.39         $     0.34         $     0.30         $     0.26
  Pro forma adjustments:
    Net income from proceeds                                         0.37               0.37               0.37               0.38
    ESOP (3)                                                        (0.06)             (0.06)             (0.06)             (0.06)
    MRP (4)                                                         (0.08)             (0.08)             (0.08)             (0.08)
                                                               ----------         ----------         ----------         ----------
      Pro forma net income per share (5)                       $     0.62         $     0.57         $     0.53         $     0.50
                                                               ==========         ==========         ==========         ==========

Number of shares used in calculating earnings per share (7)     1,508,293          1,758,133          2,007,973          2,295,289
                                                               ==========         ==========         ==========         ==========
Stockholders' equity (book value) (6)
  Historical                                                   $   22,837         $   22,837         $   22,837         $   22,837
  Estimated net Conversion proceeds                                22,076             26,060             30,045             34,628
  Plus: Shares contributed to Foundation                            1,500              1,500              1,500              1,500
  Less: Contribution to Foundation                                 (1,500)            (1,500)            (1,500)            (1,500)
  Plus: Tax benefit of contribution to Foundation (5)                 510                510                510                510
  Less Common Stock acquired by:
    ESOP                                                           (1,956)            (2,280)            (2,604)            (2,977)
    MRP                                                              (978)            (1,140)            (1,302)            (1,488)
                                                               ----------         ----------         ----------         ----------
      Pro forma stockholders' equity                           $   42,489         $   45,987         $   49,486         $   53,510
                                                               ==========         ==========         ==========         ==========
Stockholders' equity (book value) per share (6)
  Historical                                                   $    14.01         $    12.02         $    10.52         $     9.21
  Estimated net Conversion proceeds                                 13.54              13.72              13.85              13.96
  Plus: Shares contributed to Foundation                             0.92               0.79               0.69               0.60
  Less:  Contribution to Foundation                                 (0.92)             (0.79)             (0.69)             (0.60)
  Plus: Tax benefit of contribution to Foundation (5)                0.31               0.27               0.24               0.21
  Less Common Stock acquired by:
    ESOP (3)                                                        (1.20)             (1.20)             (1.20)             (1.20)
    MRP (4)                                                         (0.60)             (0.60)             (0.60)             (0.60)
                                                               ----------         ----------         ----------         ----------
      Pro forma stockholders' equity per share                 $    26.06         $    24.21         $    22.81         $    21.58
                                                               ==========         ==========         ==========         ==========
Pro forma price to book value                                        57.5%              62.0%              65.8%              69.5%
                                                               ==========         ==========         ==========         ==========
Pro forma price to net income (P/E ratio)                            24.2               26.3               28.3               30.0
                                                               ==========         ==========         ==========         ==========
Number of shares used in calculating equity per
 share (6)                                                      1,630,000          1,900,000          2,170,000          2,480,500
                                                               ==========         ==========         ==========         ==========

                                                                    At or For the Nine Months Ended September 30, 1998
                                                         -------------------------------------------------------------------------
                                                            1,530,000          1,800,000          2,070,000           2,380,500
                                                         shares at $15.00   shares at $15.00   shares at $15.00   shares at $15.00
                                                            per share          per share          per share          per share
                                                            (Minimum)          (Midpoint)         (Maximum)       (15% above Max.)
                                                         ----------------   ----------------   ----------------   ----------------
                                                                     (Dollars in Thousands, except per share amounts)
Gross proceeds                                                 $   22,950         $   27,000         $   31,050         $   35,708
  Plus shares contributed to Foundation (1)                         1,500              1,500              1,500              1,500
                                                               ----------         ----------         ----------         ----------
  Pro forma market capitalization                              $   24,450         $   28,500         $   32,550         $   37,208
                                                               ==========         ==========         ==========         ==========
Gross proceeds                                                 $   22,950         $   27,000         $   31,050         $   35,708
Less offering expenses and commissions                               (874)              (940)            (1,005)            (1,080)
                                                               ----------         ----------         ----------         ----------
  Estimated net Conversion proceeds (2)                            22,076             26,060             30,045             34,628
  Less Common Stock acquired by ESOP (3)                           (1,956)            (2,280)            (2,604)            (2,977)
  Less Common Stock acquired by MRP (4)                              (978)            (1,140)            (1,302)            (1,488)
                                                               ----------         ----------         ----------         ----------
  Estimated proceeds available for investment                  $   19,142         $   22,640         $   26,139         $   30,163
                                                               ==========         ==========         ==========         ==========
Net income
  Historical                                                   $      433         $      433         $      433         $      433
  Pro forma adjustments:
    Net income from proceeds                                          414                489                564                651
    ESOP                                                              (63)               (73)               (83)               (95)
    MRP                                                               (94)              (109)              (125)              (143)
                                                               ----------         ----------         ----------         ----------
      Pro forma                                                $      690         $      740         $      789         $      846
                                                               ==========         ==========         ==========         ==========
Net income per share
  Historical                                                   $     0.29         $     0.25         $     0.22         $     0.19
  Pro forma adjustments:
    Net income from proceeds                                         0.27               0.28               0.27               0.28
    ESOP (3)                                                        (0.04)             (0.04)             (0.04)             (0.04)
    MRP (4)                                                         (0.06)             (0.06)             (0.06)             (0.06)
                                                               ----------         ----------         ----------         ----------
      Pro forma net income per share (5)                       $     0.46         $     0.43         $     0.39         $     0.37
                                                               ==========         ==========         ==========         ==========

Number of shares used in calculating earnings per
share (7)                                                       1,508,293          1,758,133          2,007,973          2,295,289
                                                               ==========         ==========         ==========         ==========
Stockholders' equity (book value) (6)
  Historical                                                   $   23,267         $   23,267         $   23,267         $   23,267
  Estimated net Conversion proceeds                                22,076             26,060             30,045             34,628
  Plus: Shares contributed to Foundation                            1,500              1,500              1,500              1,500
  Less: Contribution to Foundation                                 (1,500)            (1,500)            (1,500)            (1,500)
  Plus: Tax benefit of contribution to Foundation (5)                 510                510                510                510
  Less Common Stock acquired by:
    ESOP                                                           (1,956)            (2,280)            (2,604)            (2,977)
    MRP                                                              (978)            (1,140)            (1,302)            (1,488)
                                                               ----------         ----------         ----------         ----------
      Pro forma stockholders' equity                           $   42,919         $   46,417         $   49,916         $   53,940
                                                               ==========         ==========         ==========         ==========
Stockholders' equity (book value) per share (6)
  Historical                                                   $    14.27         $    12.25         $    10.72         $     9.38
  Estimated net Conversion proceeds                                 13.55              13.72              13.84              13.96
  Plus: Shares contributed to Foundation                             0.92               0.79               0.69               0.60
  Less:  Contribution to Foundation                                 (0.92)             (0.79)             (0.69)             (0.60)
  Plus: Tax benefit of contribution to Foundation (5)                0.31               0.27               0.24               0.21
  Less Common Stock acquired by:
    ESOP (3)                                                        (1.20)             (1.20)             (1.20)             (1.20)
    MRP (4)                                                         (0.60)             (0.60)             (0.60)             (0.60)
                                                               ----------         ----------         ----------         ----------
      Pro forma stockholders' equity per share                 $    26.33         $    24.44         $    23.00         $    21.75
                                                               ==========         ==========         ==========         ==========
Pro forma price to book value                                        57.0%              61.4%              65.2%              69.0%
                                                               ==========         ==========         ==========         ==========
Pro forma price to net income (P/E ratio)                            24.5               26.8               28.8               30.4
                                                               ==========         ==========         ==========         ==========
Number of shares used in calculating equity per
 share (6)                                                      1,630,000          1,900,000          2,170,000          2,480,500
                                                               ==========         ==========         ==========         ==========

(1) It is assumed that Community Savings contributes to the Foundation 100,000 shares of the Common Stock of the Company which is valued at $1,500,000.

(2) Subject to approval by the Company's stockholders at a meeting to be held no sooner than six months after the Conversion, 10% of the sum of the number of shares issued in the Conversion and the number of shares contributed to the Foundation may be reserved for issuance to directors, officers, and employees under the Stock Option Plan. In lieu of reserving shares for issuance, the Stock Option Plan may purchase shares in the open market to be delivered upon the exercise of options. Because management cannot reasonably estimate the number of options which might be exercised or the option exercise price or whether the shares will be purchased in the open market, no provision for the Stock Option Plan has been made in the pro forma calculations. At 15% above the maximum of the Valuation Range, it is expected that options to acquire 248,050 shares of the Common Stock could be granted under the Stock Option Plan. If all shares under the Stock Option Plan were newly issued, the exercise price was $15.00 for the shares issued pursuant to the options, and all of the options were exercised, the number of outstanding shares of Common Stock would increase from 2,480,500 to 2,728,550 and the pro forma earnings per share of the outstanding Common Stock for the year ended December 31, 1997 and nine months ended September 30, 1998 (based on shares released for the period pursuant to SOP 93-6) would have been $0.49 and $0.36, respectively, compared with $0.50 and $0.37, respectively, if the Stock Option Plan did not exist. See "Management of Community Savings - Proposed Stock Option Plan."

(3) It is assumed that the ESOP will purchase 8% of the sum of the number of shares of Common Stock issued in the Conversion and the number of shares contributed to the Foundation. Pro forma ESOP adjustments assume that 6.67% of the shares will be committed to be released each year, and that expense is reduced by a 36% tax rate. See "Management of Community Savings
     - Employee Stock Ownership Plan."

(4) It is assumed that the MRP will purchase a number of shares equal to 4% of the sum of the number of shares of Common Stock issued in the Conversion and the number of shares contributed to the Foundation for issuance to directors, officers and employees, subject to approval by the Company's stockholders at a meeting to be held no sooner than six months after Conversion. Pro forma MRP adjustments assume that expense will be amortized over five years, and that expense is reduced by a 36% tax rate. See "Management of Community Savings - Proposed Management Recognition Plan."

(5) Does not give affect to the non-recurring expense that is expected to be recognized in the second quarter of 1999 if the Foundation is approved. In that event, the Company will recognize an after-tax expense for the amount of the contribution to the Foundation which is expected to be $990,000 based upon an effective tax rate of 34%.

(6) The retained earnings of Community Savings will be substantially restricted after the Conversion. See "Dividend Policy," "Supervision and Regulation - Regulation of Community Savings - Restrictions on Dividends and Other Capital Distributions."

(7) Earnings per share is calculated based on the number of shares outstanding indicated in the previous tables, which include shares to be acquired by the ESOP and the MRP. Pursuant to SOP 93-6, earnings per share is calculated based on the ESOP shares released for the period according to scheduled contributions.


                  HISTORICAL AND PRO FORMA CAPITAL COMPLIANCE

     Community Savings is subject to the North Carolina savings bank requirement that net worth, computed in accordance with the requirements of the Administrator, equal or exceed 5% of total assets. In addition, Community Savings is subject to the capital requirements of the FDIC. The FDIC requires that institutions which receive the highest rating during their examination process and are not experiencing or anticipating significant growth must maintain a leverage ratio of Tier I capital to total assets (as defined in FDIC regulations) of at least 3%. All other institutions are required to maintain a ratio of 1% or 2% above the 3% minimum with an absolute minimum leverage ratio of not less than 4%. The FDIC also imposes requirements that (i) the ratio of Tier I capital to risk-weighted assets equal at least 4%, and (ii) the ratio of total capital to risk-weighted assets equal at least 8%. As demonstrated in the table below, Community Savings exceeds the North Carolina capital requirements and the FDIC Tier I and risk-based capital requirements on a historical and pro forma basis.

     The following table presents (i) Community Savings' historical regulatory capital position on September 30, 1998 and (ii) Community Savings' pro forma regulatory capital position on such date after giving effect to the assumptions set forth under "PRO FORMA DATA" and "CAPITALIZATION" and further assuming that the Company will retain 50% of the net proceeds of the Common Stock sold in the Conversion after deducting the amount necessary to fund the loan to the ESOP and that Community Savings will pay to the Company $1,500,000 in exchange for the shares to be issued to Community Savings and contributed to the Foundation.

                                                                         PRO FORMA REGULATORY CAPITAL POSITION AT SEPTEMBER 30, 1998
                                                                         -----------------------------------------------------------

                                                    COMMUNITY SAVINGS'
                                                        HISTORICAL             1,530,000               1,800,000
                                                   REGULARTORY CAPITAL      SHARES SOLD AT          SHARES SOLD AT
                                                       POSITION AT          PRICE OF $15.00         PRICE OF $15.00
                                                   SEPTEMBER 30, 1998          PER SHARE               PER SHARE
                                                  --------------------   --------------------    ---------------------

                                                            PERCENT OF             PERCENT OF               PERCENT OF
                                                            REGULATORY             REGULATORY               REGULATORY
                                                  AMOUNT    ASSETS (1)   AMOUNT    ASSETS (1)     AMOUNT    ASSETS (1)
                                                  ------    ----------   ------    ----------     ------     ---------
                                                                                                  (DOLLARS IN THOUSANDS)
Tier 1 (leverage) capital                         $23,172         13.5%  $33,232         18.4%    $35,062         19.3%
Tier 1 (leverage) capital requirement (2)           6,870          4.0%    7,211          4.0%      7,285          4.0%
                                                  -------      -------   -------      -------     -------      -------
Excess                                            $16,302          9.5%  $26,021         14.4%    $27,777         15.3%
                                                  =======      =======   =======      =======     =======      =======

Tier 1 risk adjusted capital                      $23,172         23.8%  $33,232         33.5%    $35,062         35.2%
Tier 1 risk adjusted capital requirement            3,892          4.0%    3,973          4.0%      3,987          4.0%
                                                  -------      -------   -------      -------     -------      -------
Excess                                            $19,280         19.8%  $29,259         29.5%    $31,075         31.2%
                                                  =======      =======   =======      =======     =======      =======

Total risk based capital                          $24,304         25.0%  $34,364         34.6%     36,194         36.3%
Total risk based capital requirement                7,785          8.0%    7,946          8.0%      7,975          8.0%
                                                  -------      -------   -------      -------     -------      -------
Excess                                            $16,519         17.0%  $26,418         26.6%    $28,219         28.3%
                                                  =======      =======   =======      =======     =======      =======

NC regulatory capital                             $24,304         14.3%  $34.364         19.0%    $36,194         19.9%
NC regulatory capital requirement                   8,519          5.0%    9,022          5.0%      9,113          5.0%
                                                  -------      -------   -------      -------     -------      -------
Excess                                            $15,785          9.3%  $25,342         14.0%    $27,081         14.9%
                                                  =======      =======   =======      =======     =======      =======
                                                  -------------------------------------------
                                                      2,070,000              2,380,500
                                                    SHARES SOLD AT         SHARES SOLD AT
                                                    PRICE OF $15.00        PRICE OF $15.00
                                                       PER SHARE              PER SHARE
                                                  --------------------   --------------------


                                                            PERCENT OF             PERCENT OF
                                                            REGULATORY             REGULATORY
                                                  AMOUNT    ASSETS (1)   AMOUNT    ASSETS (1)
                                                  ------    ---------    ------    ----------
Tier 1 (leverage) capital                         $36,893         20.1%  $38,998         21.0%
Tier 1 (leverage) capital requirement (2)           7,358          4.0%    7,442          4.0%
                                                  -------      -------   -------      -------
Excess                                            $29,535         16.1%  $31,555         17.0%
                                                  =======      =======   =======      ========

Tier 1 risk adjusted capital                      $36,893         36.9%  $38,998         38.8%
Tier 1 risk adjusted capital requirement            4,002          4.0%    4,019          4.0%
                                                  -------      -------   -------      -------
Excess                                            $32,890         32.9%  $34,979         34.8%
                                                  =======      =======   =======      =======

Total risk based capital                          $38,025         38.0%  $40,130         39.9%
Total risk based capital requirement                8,004          8.0%    8,038          8.0%
                                                  -------      -------   -------      -------
Excess                                            $30,020         30.0%  $32,092         31.9%
                                                  =======      =======   =======      =======

NC regulatory capital                             $38,025         20.7%  $40,130         21.6%
NC regulatory capital requirement                   9,205          5.0%    9,310          5.0%
                                                  -------      -------   -------      -------
Excess                                            $28,820         15.7%  $30,820         16.6%
                                                  =======      =======   =======      =======

________________________________
(1) For the Tier 1 (leverage) capital and North Carolina regulatory capital calculations, percent of total average assets. For the Tier 1 risk-adjusted capital and total risk-based capital calculations, percent of total risk-weighted assets. Net proceeds (after ESOP and MRP) were assumed to be invested in short-term treasury securities (0% risk-weight) and one-to-four family residential mortgage loans (50% risk-weight) with a weighted average risk-weight of 20%.

(2) For the purposes of this table, Community Savings has assumed that its leverage capital requirement is 4% of total average assets.

     COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH NO FOUNDATION

     If the Foundation was not being established as part of the Conversion, Ferguson has estimated that the pro forma market value of the Company and Community Savings would be approximately $29,500,000 at the midpoint of the Valuation Range, which is approximately $1,000,000 greater than the pro forma market value of Community Savings if the Foundation is established and funded by Community Savings as described in this Prospectus. This would result in approximately $2,500,000, or a 9.26%, increase, in the amount of Common Stock offered for sale in the Conversion at the midpoint of the Valuation Range. The price to pro forma stockholders' equity (book value) ratio and the price to pro forma income ratio would be approximately the same under both the current appraisal and the estimate of the value of the Company without the Foundation. Further, at the midpoint of the Valuation Range, pro forma stockholders' equity per share and pro forma net income per share would be essentially the same with the Foundation as without the Foundation. This estimate by Ferguson is solely for purposes of providing members with sufficient information with which to make an informed decision about the effect of the Foundation. The following table does not reflect the $1,500,000 expense Community Savings will accrue during the year ended December 31, 1999 as a result of its contribution of 100,000 shares to the Foundation. There is no assurance that in the event the Foundation was not established that the appraisal prepared at that time would conclude that the pro forma market value of the Company and Community Savings would be same as that estimated below. Any appraisal prepared at that time would be based on the facts and circumstances existing at that time, including, among other things, then current market and economic conditions.

     For comparative purposes only, set forth below are certain pricing ratios and financial data and other ratios, at the minimum, midpoint, maximum and maximum, as adjusted, of the Valuation Range, assuming the Conversion was completed at September 30, 1998.

 COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH AND WITHOUT FOUNDATION
           AT SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS THEN ENDED


                                    AT THE MINIMUM                AT THE MIDPOINT                AT THE MAXIMUM
                             -----------------------------  ----------------------------  ----------------------------
                                  WITH            NO            WITH           NO             WITH            NO
                               FOUNDATION     FOUNDATION     FOUNDATION     FOUNDATION     FOUNDATION     FOUNDATION
                             -------------- --------------  -------------  -------------  -------------  -------------
                                                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Estimated offering amount..       $ 22,950       $ 25,075       $ 27,000       $ 29,500       $ 31,050       $ 33,925
Pro forma market
 capitalization............         24,250         25,075         28,500         29,500         32,550         33,925
Total assets...............        190,025        191,529        193,523        195,351        197,022        199,174
Total liabilities..........        147,106        147,106        147,106        147,106        147,106        147,106
Pro forma stockholders'
 equity....................         42,919         44,423         46,417         48,245         49,916         52,068
Pro forma consolidated
   net income..............            690            729            740            784            789            838
Pro forma stockholders'
 equity
   per share...............          26.33          26.57          24.44          24.53          23.00          23.02
Pro forma consolidated net
   income per share........           0.46           0.47           0.43           0.43           0.39           0.40
Pro Forma Pricing Ratios:
  Offering price as a
   percentage of pro forma
   stockholders'
  equity per share.........           57.0%          56.4%          61.4%          61.1%          65.2%          65.2%
  Offering price to pro
   forma net
  income per share.........           24.5           23.9           26.8           26.2           28.8           28.1
  Pro forma market
   capitalization
  to total assets..........           12.9%          13.1%          14.8%          15.1%          16.6%          17.0%
Pro Forma Financial Ratios:
   Return on total assets..           0.37%          0.38%          0.39%          0.40%          0.40%          0.42%
   Return on stockholders'
    equity
      (annualized).........           1.62%          1.65%          1.60%          1.63%          1.59%          1.62%
   Stockholders' equity to
    total assets...........           22.6%          23.2%          24.0%          24.7%          25.3%          26.1%

                                    AT THE MAXIMUM,
                                     AS ADJUSTED
                             -----------------------------
                                  WITH            NO
                               FOUNDATION     FOUNDATION
                             -------------- ---------------
Estimated offering amount..       $ 35,708       $ 39,014
Pro forma market
 capitalization............         37,208         39,014
Total assets...............        201,046        203,570
Total liabilities..........        147,106        147,106
Pro forma stockholders'
 equity....................         53,940         56,464
Pro forma consolidated
   net income..............            846            900
Pro forma stockholders'
 equity
   per share...............          21.75          21.71
Pro forma consolidated net
   income per share........           0.37           0.37
Pro Forma Pricing Ratios:
  Offering price as a
   percentage of pro forma
   stockholders'
  equity per share.........           69.0%          69.1%
  Offering price to pro
   forma net
  income per share.........           30.4           30.4
  Pro forma market
   capitalization
  to total assets..........           18.5%          19.2%
Pro Forma Financial Ratios:
   Return on total assets..           0.42%          0.45%
   Return on stockholders'
    equity
      (annualized).........           1.58%          1.60%
   Stockholders' equity to
    total assets...........           26.8%          27.7%

              STOCK PURCHASES BY DIRECTORS AND EXECUTIVE OFFICERS

     Directors, officers and employees of Community Savings will be entitled to subscribe for shares of Common Stock in the Subscription Offering in their capacities as such and to the extent they qualify as Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. They may also purchase Common Stock in the Community Offering or in the Syndicated Community Offering, if any. Shares purchased by such persons will be purchased at the same price per share - $15.00 - that will be paid by other purchasers in the offerings and such persons will be subject to the maximum purchase limitations applicable to all other purchasers of shares in the Conversion.

     The following table sets forth for each of the executive officers and directors of Community Savings who intend to purchase Common Stock, and for all executive officers and directors as a group (including in each case all "associates" of such persons), the aggregate dollar amount of Common Stock for which such director or executive officer has informed Community Savings he and his associates intend to subscribe. The amounts reflected in the table are estimates only, and the number of shares of Common Stock actually subscribed for by the listed individuals may differ from the number reflected in the table.
The following table assumes that 1,800,000 shares of Common Stock will be issued and that sufficient shares will be available to satisfy the subscriptions of Community Savings' executive officers and directors and their associates.

                                                                                 ANTICIPATED
                                                                   ANTICIPATED     NUMBER
                                                                     AMOUNT       OF SHARES     AS A PERCENT
                                                                   TO BE PAID       TO BE        OF SHARES
NAME                                                               FOR SHARES    PURCHASED (1)     ISSUED
----                                                              ------------   -------------  ------------
Jimmy L. Byrd, Director                                            $  300,000        20,000           1.11%
W. R. Gilliam, Director, President and  Chief Executive Officer       300,000        20,000           1.11%
Julian P. Griffin, Director                                           300,000        20,000           1.11%
Edgar L. Hartgrove, Director                                          300,000        20,000           1.11%
William C. Ingold, Director                                           300,000        20,000           1.11%
Charles A. LeGrand, Director                                          300,000        20,000           1.11%
James D. Moser, Jr., Director                                         300,000        20,000           1.11%
W. Joseph Rich, Director                                              160,000        10,666           0.59%
Alfred J. Spitzner, Director                                          200,000        13,333           0.74%
Herbert N. Wellons, Director                                          200,000        13,333           0.74%
Larry H. Hall, Executive Vice President                               225,000        15,000           0.83%
Joseph C. Canada, Senior Vice President and Secretary                 300,000        20,000           1.11%
Judy L. Pennington, Vice President                                     40,000         2,666           0.14%
Christopher B. Redcay, Treasurer and Chief Financial Officer           50,000         3,333           0.18%
                                                                   ----------       -------          -----
         Total                                                     $3,275,000       218,333          12.12%
                                                                   ==========       =======          =====

(1) Subscriptions by the ESOP are not aggregated with shares of Common Stock purchased by the executive officers and directors listed above. See "Management of Community Savings - Employee Stock Ownership Plan." Also, grants under the proposed MRP and shares subject to option under the proposed Stock Option Plan, if adopted following the Conversion, are not aggregated with shares of Common Stock purchased by the executive officers and directors listed above. It is expected that the ESOP will acquire 8% of the sum of the number of shares issued in the Conversion and the number of shares contributed to the Foundation . Recipients of shares under the ESOP will have voting control over the shares allocated to them, and trustees of the ESOP (directors of Community Savings) will have voting control over unallocated shares. See "Management of Community Savings - Employee Stock Ownership Plan." Under the proposed MRP, if approved by the Company, a number of shares equal to 4% of the sum of the number of shares issued in the Conversion and the number of shares contributed to the Foundation could be issued to directors and certain employees of Community Savings. Recipients of shares under the MRP will have voting control over such shares regardless of whether such shares have vested. See "Management of Community Savings - Proposed Management Recognition Plan." Under the proposed Stock Option Plan, if approved by the Company, directors and certain employees of Community Savings could receive options to purchase a number of shares equal to 10% of the sum of the number of shares issued in
     the Conversion and the number of shares contributed to the Foundation.   If
     shares are acquired in the open market and held by the Stock Option Plan prior to the exercise of options under the Plan, holders of unexercised options will have voting control over the shares held to fund their options. See "Management of Community Savings - Proposed Stock Option Plan."

     Without the prior written consent of the Administrator, shares of Common Stock purchased by directors or executive officers of Community Savings in the Conversion cannot be sold during a period of one year following the Conversion, except upon death of the director or executive officer. Such restriction also applies to any shares issued to such person as a stock dividend, stock split or otherwise with respect to any of such originally restricted stock.

     In addition, the North Carolina conversion regulations provide that directors and executive officers and their associates are prohibited from purchasing outstanding shares of Common Stock for a period of three years following the Conversion, except from or through a broker or dealer registered with the SEC or Secretary of State of North Carolina, unless the prior written approval of the Administrator is obtained. This provision does not apply to negotiated transactions involving more than 1% of the Company's outstanding Common Stock or to purchases of stock made by or held by one or more tax-qualified or non-tax-qualified employee stock benefit plans of Community Savings or the Company which may be attributable to individual executive officers or directors. Purchases and sales of Common Stock by officers and directors will also be subject to the short-swing trading prohibitions contained in Section 16(b) of the Exchange Act, and other rules promulgated pursuant to the Exchange Act.


                                 THE CONVERSION

THE BOARD OF DIRECTORS OF COMMUNITY SAVINGS HAS ADOPTED AND THE ADMINISTRATOR HAS APPROVED COMPLETION OF THE TRANSACTIONS DESCRIBED IN THE PLAN OF CONVERSION SUBJECT TO APPROVAL BY THE MEMBERS OF COMMUNITY SAVINGS AND THE SATISFACTION OF CERTAIN OTHER CONDITIONS. APPROVAL BY THE ADMINISTRATOR DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN OF CONVERSION BY THE ADMINISTRATOR.

GENERAL

     Community Savings was organized in 1934 and has operated since that time as a traditional savings and loan association. It recognizes that the banking and financial services industries are in the process of fundamental changes, reflecting changes in the local, national and international economies, technological changes and changes in state and federal laws. As a result, for several years Community Savings has been studying the environment in which it operates and its strategic options.

     As a result of its study of its strategic options, Community Savings adopted the Plan of Conversion. Community Savings believes that converting the bank from the mutual to stock form and organizing the Company to be its holding company will provide increased flexibility for Community Savings and the Company to react to changes in their operating environment, regardless of the strategies ultimately chosen.

     The existing management of Community Savings and the Company believes that it will be in the best interests of Community Savings, the Company and the stockholders of the Company for the Company to remain an independent financial institution. Assuming consummation of the Conversion, the Company and Community Savings intend to pursue the business strategy described in this Prospectus with the goal of enhancing shareholder value over the long term. Neither the Company nor Community Savings has any existing plan to consider any business combination in which the Company or Community Savings would be acquired by another entity, and neither company has any agreement or understanding with respect to any such business combination.

     The Board of Director's adoption of the Plan of Conversion is subject to approval by the members of Community Savings and receipt of required regulatory approvals. Pursuant to the Plan of Conversion, Community Savings will be converted from a North Carolina-chartered mutual savings bank to a North Carolina-chartered stock savings bank and will become a wholly-owned subsidiary of the Company. The Company will issue the Common Stock to be sold in the Conversion and will use that portion of the net proceeds thereof which it does not retain to purchase the capital stock of Community Savings. By letter dated ______________, 1999, the Administrator approved the Plan of Conversion, subject to approval by the members of Community Savings and satisfaction of certain other conditions. The Special Meeting will be held on ______________, 1999 for the purpose of considering approval of the Plan of Conversion.

     Consummation of the Conversion is contingent also upon receipt of the approvals of the Federal Reserve and the Administrator for the Company to acquire Community Savings. Those approvals have been received. The Conversion cannot be consummated until the expiration of the Bank Merger Act of 1956 waiting period which began to run upon approval by the Federal Reserve of the Company's application and expires ______________, 1999. Finally, consummation of the Conversion is contingent upon receipt from the FDIC of a final non-objection letter with respect to the transaction. The FDIC has issued a conditional notification that it does not intend to object to the Conversion.

     The following is a summary of all material provisions of the Plan of Conversion. It is qualified in its entirety by the provisions of the Plan of Conversion, which contains a more detailed description of the terms of the Conversion. The Plan of Conversion is attached as Attachment I to Community Savings' Proxy Statement for the Special Meeting which has been delivered to all members of Community Savings. The Plan of Conversion can also be obtained by written request from Community Savings. See "Additional Information."

PURPOSES OF CONVERSION

     Community Savings, as a mutual savings bank, now has no stockholders and no authority to issue capital stock. By converting to the stock form of organization, Community Savings will be structured in the form used by most commercial banks, other business entities and a substantial number of savings institutions. Conversion to a North Carolina-chartered capital stock savings bank and the formation of a holding company offers a number of advantages which may be important to the future performance of Community Savings, including (i) a larger capital base for Community Savings' operations, (ii) enhanced future access to capital markets and (iii) an opportunity for depositors of Community Savings to become stockholders of the Company.

     After completion of the Conversion, the unissued common and preferred stock authorized by the Company's Articles of Incorporation will permit the Company, subject to market conditions, to raise additional equity capital through further sales of securities. Following the Conversion, the Company will also be able to use stock-related incentive programs to attract, retain and provide incentives for qualified directors and executive and other personnel of the Company and Community Savings. See "Management of Community Savings - Employee Stock Ownership Plan," "- Proposed Management Recognition Plan" and "- Proposed Stock Option Plan."

     Formation of the Company will provide greater flexibility than Community Savings would otherwise have to expand and diversify its business activities through existing or newly formed subsidiaries, or through acquisitions of, or mergers with, both mutual and stock institutions, as well as other companies. However, there are no current understandings or agreements regarding any such business combinations.

ESTABLISHMENT OF THE CHARITABLE FOUNDATION

     GENERAL. In furtherance of Community Savings' long-standing commitment to its local community, the Plan of Conversion provides for the establishment of a charitable foundation in connection with the Conversion. The Plan of Conversion provides that Community Savings and the Company will establish the Foundation, which will be incorporated under North Carolina law as a not for profit corporation, and Community Savings will fund the Foundation with Common Stock of the Company, as further described below.

     The Company and Community Savings believe that the funding of the Foundation with Common Stock of the Company is a means of establishing a common bond between Community Savings and the communities in which Community Savings operates. This will enable such communities to share in the potential growth and success of the Company and Community Savings over the long term. By further enhancing Community Saving's visibility and reputation in the communities in which it operates, management also believes the Foundation will enhance the long-term value of Community Savings' community banking franchise.

     The Foundation will be dedicated to the promotion of charitable purposes within the communities in which Community Savings operates, including, but not limited to, providing grants or donations to support housing assistance, not-for-profit medical facilities, community groups and other types of organizations or projects.

     Establishment of the Foundation is contingent on the approval of the Plan of Conversion.

     PURPOSE OF THE FOUNDATION. The purpose of the Foundation is to provide funding to support charitable purposes within the communities in which Community Savings operates. Community Savings has long emphasized community lending and community development activities. Community Savings intends to continue to emphasize community lending and community development activities following the Conversion. However, such activities are not Community Savings' sole corporate purpose. The Foundation, conversely, will be completely dedicated to community activities and the promotion of charitable causes and may be able to support such activities in ways that are not presently available to Community Savings. Community Savings believes that the Foundation will enable the Company and Community Savings to assist their local community in areas beyond community development and lending. As a result, the Board of Directors believes the establishment of a charitable foundation is consistent with Community Saving's commitment to community service.

     The Boards of Directors of Community Savings and Company also believe that the funding of the Foundation with Common Stock of the Company is a means of enabling the communities in which Community Savings operates to share in the potential growth and success of the Company and Community Savings long after completion of the Conversion. The Foundation accomplishes that goal by providing for continued ties between the Foundation and Community Savings, thereby forming a partnership with the community. The establishment of the Foundation could also enable the Company and Community Savings to develop a unified charitable donation strategy and would centralize the responsibility for administration and allocation of corporate charitable funds. Community Savings, however, does not expect the contribution to the Foundation to take the place of its traditional community lending and charitable activities.

     STRUCTURE OF THE FOUNDATION. The Foundation will be incorporated under North Carolina law as a not for profit corporation. Pursuant to the Foundation's bylaws, the Foundation's board of directors will be comprised of 10 members. The initial board of directors will be appointed by the Board of Directors of Community Savings, and the initial board of directors is expected to include all existing directors of Community Savings. Future directors of the Foundation will be appointed by the Foundation's then existing board of directors. The articles of incorporation of the Foundation provides that the corporation is organized exclusively for charitable purposes as set forth in
Section 501(c)(3) of the Code. The Foundation's articles of incorporation further provides that no part of the net earnings of the Foundation will inure to the benefit of, or be distributable to its directors, officers or members.

     The authority for the affairs of the Foundation will be vested in its board of directors. The directors of the Foundation will be responsible for establishing the policies of the Foundation regarding grants or donations by the Foundation, consistent with the stated purposes for which the Foundation was established. No formal policy governing Foundation grants exists at this time; the Foundation's board of directors will adopt such a policy upon establishment of the Foundation.

     There will be no agreements or understandings with directors of the Foundation regarding the exercise of control, directly or indirectly, over the management or policies of the Company or Community Savings, including agreements related to voting, acquisition or disposition of the Company's stock. As directors of a not for profit corporation, directors of the Foundation will at all times be bound by their fiduciary duty to advance the Foundation's charitable goals, to protect the assets of the Foundation and to act in a manner consistent with the charitable purposes for which the Foundation is established.

     Community Savings will provide administrative support services to the Foundation. Initially, the Foundation is expected to have no employees. The board of directors of the Foundation will appoint such officers as may be necessary to manage the operations of the Foundation. It is anticipated that initially such officers will be selected from the board of directors of the Foundation. Any transaction between Community Savings and the Foundation will comply with the affiliate transaction restrictions set forth in Sections 23A and 23B of the Federal Reserve Act, as amended.

     Community Savings determined to fund the Foundation with Common Stock rather than cash because it desired to form a bond with its community in a manner that would allow the community to share in the potential growth and success of the Company and Community Savings over the long term. The funding of the Foundation with stock also provides the Foundation with a potentially larger endowment than if Community Savings contributed cash to the Foundation since, as a shareholder, the Foundation will share in the potential growth and success of the Company. As such, the contribution of stock to the Foundation has the potential to provide a self-sustaining funding mechanism which reduces the amount of cash that Community Savings, if it were not making the stock contribution, would have to contribute to the Foundation in future years to maintain a level amount of charitable grants and donations.

     The Foundation will receive working capital from any dividends or other distributions that may be paid or made on the Common Stock in the future and, subject to applicable federal and state laws, from loans collateralized by the Common Stock and from the proceeds of sales of the Common Stock in the open market from time to time as may be permitted to provide the Foundation with additional liquidity. As a private foundation under Section 501(c)(3) of the Code, the Foundation will be required to distribute annually in grants or donations, a minimum of 5% of the average fair market value of its net investment assets. One of the conditions imposed on the gift of Common Stock by Community Savings is that the amount of Common Stock that may be sold by the Foundation in any one year shall not exceed 5% of the average market value of the assets held by the Foundation, except where the board of directors of the Foundation determines that the failure to sell an amount of Common Stock greater than such amount would result in a long-term reduction of the value of the Foundation's assets or would otherwise jeopardize the Foundation's capacity to carry out its charitable purposes. While there may be greater risk associated with a one-stock portfolio in comparison to a diversified portfolio, the Company believes any such risk is mitigated by the ability of the Foundation's directors to sell more than 5% of its stock in such circumstances.

     Immediately upon consummation of the Conversion, Community Savings will purchase 100,000 shares of newly issued shares of Common Stock from the Company at a price of $15.00 per share and will contribute such shares to the Foundation. As a result, upon completion of the Conversion, the issuance of 100,000 shares to Community Savings and the contribution of such shares to the Foundation, immediately following the Conversion, the Company would have 1,630,000, 1,900,000 and 2,170,000 shares issued and outstanding at the minimum, midpoint and maximum, respectively, of the Valuation Range. Because the Company will have an increased number of shares outstanding, the voting and ownership interests of shareholders in the Company's Common Stock would be diluted, as compared to their interests in the Company if the Foundation was not established. For additional discussion of the dilutive effect, see "Comparison of Valuation and Pro Forma Information With No Foundation", "Pro Forma Data" and "Risk Factors - Costs and Risks Associated with Establishment of the Foundation
- Dilution of Stockholders' Interests."

     COMPARISON OF VALUATION AND OTHER FACTORS ASSUMING THE FOUNDATION IS NOT ESTABLISHED AS PART OF THE CONVERSION. Community Savings proposes to capitalize the Foundation with 100,000 shares of Common Stock which would have a market value of $1.5 million, based on the purchase price of $15.00 per share. Such contribution, once made, will not be recoverable by Community Savings. As a result of the anticipated establishment of the Foundation, the Valuation Range, as estimated by Ferguson, has decreased and the amount of stock available for sale in the offerings has also correspondingly decreased. The amount of the decrease is 141,667, 166,667, 191,667 and 220,400 shares, or $2.13 million,
$2.50 million, $2.88 million and $3.31 million, at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Range, respectively. See "Pro Forma Data" and "Comparison of Valuation and Pro Forma Data Information with No Foundation."

     TAX CONSIDERATIONS. The Company and Community Savings have been advised by their tax counsel that an organization created for the above purposes will qualify as a section 501(c)(3) exempt organization under the Code and will be classified as a private foundation rather than a public charity. A private foundation typically receives its support from one person or one corporation whereas a public charity receives its support from the public. The Foundation will submit a request to the IRS to be recognized as an exempt organization
after the Special Meeting.   As long as the Foundation files its application for
tax-exempt status within 15 months from the date of its organization and provided the IRS approves the application, the effective date of the Foundation's status as a section 501(c)(3) organization will be the date of its organization.

     Under the Code, Community Savings may deduct charitable contributions up to 10% of its taxable income in any one year and any contributions made by Community Savings in excess of the deductible amount will be deductible for federal tax purposes over each of the five succeeding taxable years. Community Savings believes that the Conversion presents a unique opportunity to establish and fund a charitable foundation given the substantial amount of additional capital being raised in the Conversion. In making such a determination, Community Savings considered the dilutive impact of the Foundation on the amount of Common Stock available to be offered for sale in the Conversion. See "Comparison of Valuation and Pro Forma Information with No Foundation." Based on such consideration, management believes that the contribution to the Foundation in excess of the 10% annual limitation is justified given Community Savings' capital position and its earnings, the substantial additional capital being raised in the Conversion and the potential benefits of the Foundation to the community. Assuming sale of the Common Stock at the midpoint of the Valuation Range, the Company would have pro forma consolidated capital of $46.4 million, or 24.0% of consolidated assets and Community Savings' pro forma tier 1 leverage and risk-based capital ratios would be 19.3 and 36.3%, respectively. See "Regulatory Capital Compliance," "Capitalization" and "Comparison of Valuation and Pro Form Information with No Foundation." Thus, the amount of the contribution will not adversely impact the financial condition of the Company and Community Savings. Community Savings therefore believes that the amount of the charitable contribution is reasonable given the Company's and Community Saving's pro forma capital positions. As such, management does not believe that the contribution raises any safety and soundness concerns.

     Community Savings has received an opinion of its tax counsel that Community Savings' contribution of the Company's Common Stock to the Foundation will not constitute an act of self-dealing and that Community Savings will be entitled to a deduction in the amount of the fair market value of the stock at the time of the contribution, subject to a limitation based on 10% of Community Savings' annual taxable income. Community Savings, however, would be able to carry forward any unused portion of the deduction for five years following the year in which the contribution is made for federal tax purposes. Thus, while Community Savings expects to receive a charitable contribution deduction of approximately $1.5 million in 1999, which is expected to substantially exceed 10% of its 1999 taxable income, Community Savings will be permitted under the Code to carry over the excess contribution over a five-year period for federal income tax purposes. Assuming the close of the offerings at the midpoint of the Valuation Range, Community Savings estimates that substantially all of the deduction should be deductible over the six-year period. However, no assurances can be made that Community Savings will have sufficient pre-tax income over the five year period following the year in which the contribution is made to fully use the carryover related to the excess contribution. Community Savings does not expect to make any further contributions to the Foundation within the first five years following the initial contribution. After that time,

Community Savings may consider future contributions to the Foundation. Any such decisions would be based on an assessment of, among other factors, the financial condition of the Company and Community Savings and at that time, the interests of shareholders and depositors of the Company and Community Savings and the financial condition and operations of the Foundation.

     Although Community Savings has received an opinion of its tax counsel that Community Savings is entitled to a deduction for the charitable contribution, there can be no assurances that the IRS will recognize the Foundation as a
Section 501(c)(3) exempt organization or that the deduction will be permitted. In such event, Community Savings' contribution to the Foundation would be expensed without tax benefit, resulting in a reduction in earnings in the year in which the IRS makes such a determination. See "Risk Factors - Costs and Risks Associated With Establishment of the Foundation."

     In cases of willful, flagrant or repeated acts or failures to act which result in violations of the IRS rules governing private foundations, a private foundation's status as a private foundation may be involuntarily terminated by the IRS. In such event, the managers of a private foundation could be liable for excise taxes based on such violations and the private foundation could be liable for a termination tax under the Code. The Foundation's articles of incorporation provide that it shall have a perpetual existence. In the event, however, the Foundation were subsequently dissolved as a result of a loss of its tax exempt status, the Foundation would be required under the Code and its articles of incorporation to distribute any assets remaining in the Foundation at that time for one or more exempt purposes within the meaning of Section 501(c)(3) of the Code, or to distribute such assets to the federal government, or to a state or local government, for a public purpose.

     As a private foundation, earnings and gains, if any, from the sale of Common Stock or other assets are exempt from federal and state corporate taxation. However, investment income, such as interest, dividends and capital gains, will be subject to a federal excise tax of 2.0%. The Foundation will be required to make an annual filing with the IRS within four and one-half months after the close of the Foundation's fiscal year to maintain its tax-exempt status. The Foundation will be required to publish a notice that the annual information return will be available for public inspection for a period of 180 days after the date of such public notice. The information return for a private foundation must include, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the Foundation's managers and a concise statement of the purpose of each grant.

     APPROVAL OF FOUNDATION. Establishment of the Foundation is contingent upon the approval of the Conversion at the Special Meeting.

EFFECTS OF CONVERSION

     GENERAL. Each person with a deposit account in Community Savings has pro rata rights, based upon the balance in his or her account, in the net worth of Community Savings upon liquidation. However, this right is tied to the depositor's account and has no tangible market value separate from such deposit account. Further, Community Savings' depositors can realize value with respect to their interests only in the unlikely event that Community Savings is liquidated and has a positive net worth. In such an event, the depositors of record at that time, as owners, would share pro rata in any residual surplus after other claims, including those with respect to the deposit accounts of depositors, are paid.

     Upon Community Savings' conversion to stock form, its Certificate of Incorporation will be amended to authorize the issuance of permanent nonwithdrawable capital stock to represent the ownership of Community Savings, including its net worth. The capital stock of Community Savings also will be separate and apart from deposit accounts and will not be insured by the FDIC or any other governmental entity. Certificates will be issued to evidence ownership of the capital stock. All of the outstanding capital stock of Community Savings will be acquired by the Company, which in turn will issue its Common Stock to purchasers in the Conversion. The stock certificates issued by the Company will be transferable and, therefore, subject to applicable law, the stock could be sold or traded if a purchaser is available with no effect on any deposit account the seller may hold at Community Savings. The capital stock of the Company also will not be insured by the FDIC or any other governmental entity.

     VOTING RIGHTS. Under Community Savings' current Certificate of Incorporation and Bylaws, deposit account holders and borrowers have voting rights with respect to certain matters relating to Community Savings, including the election of directors. After the Conversion, (i) neither deposit account holders nor borrowers will have voting rights with respect to Community Savings and will therefore not be able to elect directors of Community Savings or control its affairs; (ii) voting rights with respect to Community Savings will be vested in the Company as the sole stockholder of Community Savings; and (iii) voting rights with respect to the Company will be vested in the Company's stockholders. Each purchaser of Common Stock will be entitled to vote on any matters to be considered by the Company's stockholders. For a description of the voting rights of the holders of Common Stock, see "Description of Capital Stock."

     DEPOSIT ACCOUNTS AND LOANS. The account balances, interest rates and other terms of deposit accounts at Community Savings and the existing deposit insurance coverage of such accounts will not be affected by the Conversion (except to the extent that a depositor directs Community Savings to withdraw funds to pay for his or her Common Stock). Furthermore, the Conversion will not affect the balances, interest rates, maturities or other terms of loan accounts, or the obligations of borrowers under their individual contractual arrangements with Community Savings.

     CONTINUITY. Community Savings will continue without interruption, during and after completion of the Conversion, to provide its services to depositors and borrowers pursuant to existing policies and will maintain its current offices operated by the existing management and employees of Community Savings.

     LIQUIDATION RIGHTS. In the unlikely event of a complete liquidation of Community Savings, either before or after Conversion, account holders would have claims for the amount of their deposit accounts, including accrued interest, and would receive the protection of deposit insurance up to applicable limits. In addition to deposit insurance coverage, depositor liquidation rights before and after Conversion would be as set forth below.

     Liquidation Rights Prior to the Conversion. As described above under "- General", prior to the Conversion, in the event of a complete liquidation of Community Savings, each holder of a deposit account in Community Savings would receive such holder's pro rata share of any assets of Community Savings remaining after payment of claims of all creditors (including the claims of all depositors to the withdrawal value of their accounts, including accrued interest). Such holder's pro rata share of such remaining assets, if any, would be in the same proportion of such assets as the value of such holder's deposit account was to the total value of all deposit accounts in Community Savings at the time of liquidation.

     Liquidation Rights After the Conversion. As required by North Carolina conversion regulations, the Plan of Conversion provides that, upon completion of the Conversion, a memorandum account called a "Liquidation Account" will be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. The amount of the Liquidation Account will be equal to the net worth of Community Savings as of the date of its latest statement of financial condition contained in this Prospectus. Under applicable regulations, Community Savings will not be permitted to pay dividends on, or repurchase any of, its capital stock if its net worth would thereby be reduced below the aggregate amount then required for the Liquidation Account. See "Dividend Policy" and Supervision and Regulation - Regulation of Community Savings - Restrictions on Dividends and Other Capital Distributions." After the Conversion, Eligible Account Holders and Supplemental Eligible Account Holders will be entitled, in the event of a liquidation of Community Savings, to receive liquidating distributions of any assets remaining after payment of all creditors' claims (including the claims of all depositors to the withdrawal values of their deposit accounts, including accrued interest), before any distributions are made on Community Savings' capital stock, equal to their proportionate interests at that time in the Liquidation Account.

     Each Eligible Account Holder and Supplemental Eligible Account Holder will have an initial interest ("subaccount balance") in the Liquidation Account for each deposit account held as of June 30, 1997 (the Eligibility Record Date) or as of ___________________ (the Supplemental Eligibility Record Date), respectively. Each initial subaccount balance will be the amount determined by multiplying the total opening balance in the Liquidation Account by the Qualifying Deposit (a deposit of at least $50 as of the Eligibility Record Date or Supplemental Eligibility Record Date, as applicable) of such deposit account divided by the total of all Qualifying Deposits on that date. If the amount in the deposit account on any subsequent annual closing date of Community Savings is less than the balance in such deposit account on any other annual closing date or the balance in such an account on the Eligibility Record Date or Supplemental Eligibility Record Date, as the case may be, this interest in the Liquidation Account will be reduced by an amount proportionate to any such reduction, and will not thereafter be increased despite any subsequent increase in the related deposit account. An Eligible Account Holder's or Supplemental Eligible Account Holder's interest in the Liquidation Account will cease to exist if the deposit account is closed. The Liquidation Account will never increase and will be correspondingly reduced as the interests in the Liquidation Account are reduced or cease to exist. In the event of a liquidation, any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to the Company, as sole stockholder of Community Savings.

     A merger, consolidation, sale of bulk assets or similar combination or transaction with another FDIC-insured depository institution, whether or not Community Savings is the surviving institution, would not be viewed as a complete liquidation for purposes of distribution of the Liquidation Account. In any such transaction, the Liquidation Account would be assumed by the surviving institution to the full extent authorized by regulations of the Administrator as then in effect.

OFFERING OF COMMON STOCK

     As part of the Conversion, the Company is making the Subscription Offering of Common Stock in the priorities and to the persons described below under "- Subscription Offering." In addition, any shares which remain unsubscribed for in the Subscription Offering will be offered in the Community Offering to members of the general public, with priority being given to natural persons and trusts of natural persons residing or located in Alamance County, North Carolina, including IRAs, Keogh accounts and similar retirement accounts established for the benefit of natural persons who are residents of Alamance County. See "- Community Offering." If necessary, all shares of Common Stock not purchased in the Subscription Offering and Community Offering, if any, may be offered for sale to the general public through a syndicate of registered broker-dealers as selected dealers to be managed by Trident Securities. See "- Syndicated Community Offering."

     The Plan of Conversion requires that the aggregate dollar amount of the Common Stock sold equal not less than the minimum nor more than the maximum of the Valuation Range which is established in connection with the Conversion; provided, however, with the consent of the Administrator and the FDIC, the aggregate dollar amount of the Common Stock sold may be increased to as much as 15% above the maximum of the Valuation Range, without a resolicitation of subscribers or any right to cancel subscriptions, in order to reflect changes in market and financial conditions following commencement of the Subscription Offering. See "- Purchase Price of Common Stock and Number of Shares Offered."

     If a Syndicated Community Offering is not feasible or successful and Common Stock having an aggregate value of at least the minimum of the Valuation Range is not subscribed for in the Subscription and Community Offerings, the Company will consult with the Administrator to determine an appropriate alternative method of selling all shares of Common Stock offered in the Conversion and not subscribed for in the offerings. The same per share price ($15.00) will be paid by purchasers in the Subscription, Community and Syndicated Community Offerings.

     The Subscription Offering will expire at the Expiration Time, which is 12:00 noon, Eastern Time, on _______________, 1999, unless, with the approval of the Administrator, the offering period is extended by the Company and Community Savings. The Community Offering, if any, may begin at any time after the Subscription Offering begins and will terminate at the Expiration Time or at any time thereafter, but not later than _______________, 1999, unless extended with the approval of the Administrator. The Syndicated Community Offering, if any, or other sale of all shares not subscribed for in the Subscription and Community Offerings, will be made as soon as practicable following the Expiration Time. The sale of the Common Stock must, under the North Carolina conversion regulations, be completed within 45 days after the Expiration Time unless such period is extended with the approval of the Administrator. In the event such an extension is approved, subscribers would be given the opportunity to increase (subject to maximum purchase limitations), decrease (subject to minimum purchase limitations) or rescind their subscriptions. In such event, substantial additional printing, legal and accounting expenses may be incurred in completing the Conversion.

     The commencement and completion of any required Community or Syndicated Community Offering will be subject to market conditions and other factors beyond the Company's control. Accordingly, no assurance can be given that any required Community or Syndicated Community Offering or other sale of Common Stock will be commenced at any particular time or as to the length of time that will be required to complete the sale of all shares of Common Stock offered, and significant changes may occur in the estimated pro forma market value of the Common Stock, together with corresponding changes in the offering price, the number of shares being offered, and the net proceeds realized from the sale of the Common Stock. The Plan of Conversion requires that the Conversion be completed within 24 months after the date of approval of the Plan of Conversion by Community Savings' members.

SUBSCRIPTION OFFERING

     In accordance with North Carolina conversion regulations, non-transferable subscription rights have been granted under the Plan of Conversion to the following persons in the following order of priority:

     (i) Community Savings' Eligible Account Holders, who are depositors as of June 30, 1997 who had aggregate deposits at the close of business on such date of at least $50 ("Qualifying Deposits");

     (ii)  the ESOP;

     (iii) Community Savings' Supplemental Eligible Account Holders, who are depositors as of ____________________, who had Qualifying Deposits on such date;

     (iv) Community Savings' Other Members, who are depositor and borrower members of Community Savings as of _______________, 1999, the voting record date for the Special Meeting, who are not Eligible Account Holders or Supplemental Eligible Account Holders; and

     (v) directors, officers and employees of Community Savings who are not Eligible Account Holders, Supplemental Eligible Account Holders or Other Members.

All subscriptions received will be subject to the availability of Common Stock after satisfaction of subscriptions of all persons having prior rights in the Subscription Offering, and to the maximum purchase limitations and other terms and conditions set forth in the Plan of Conversion and described below.

     In order to ensure proper identification of subscription rights, it is the responsibility of subscribers in the Subscription Offering to provide correct account verification information on the stock order form.

     ELIGIBLE ACCOUNT HOLDERS. Each Eligible Account Holder has been granted, without payment therefor, non-transferable subscription rights to purchase Common Stock up to the maximum purchase limitation described in "- Minimum and Maximum Purchase Limitations." If Eligible Account Holders subscribe for more shares of Common Stock than are available for purchase, the shares offered will first be allocated among the subscribing Eligible Account Holders so as to enable each subscribing Eligible Account Holder to the extent possible, to purchase the number of shares necessary to make his or her total allocation of Common Stock equal to the lesser of 100 shares of Common Stock or the number of shares subscribed for by such Eligible Account Holder. Any shares remaining after such allocation will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unsatisfied in the proportion that each such Eligible Account Holder's Qualifying Deposits bears to the total of the Qualifying Deposits of all such Eligible Account Holders.

     ESOP. The ESOP has been granted, without payment therefor, subscription rights to purchase a number of shares of Common Stock up to 8% of the sum of the aggregate number of shares issued in the Conversion and the number of shares contributed to the Foundation. The ESOP is expected to purchase such number of
shares in the Conversion.   If, because of an oversubscription for shares of
Common Stock or for any other reason, the ESOP is unable to purchase in the Conversion 8% of the sum of the total number of shares offered in the Conversion and the number of shares contributed to the Foundation, then the Board of Directors of the Company intends to approve the purchase by the ESOP in the open market, after the Conversion, of such shares as are necessary for the ESOP to acquire such number of shares.

     SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS. To the extent that shares remain available for purchase after satisfaction of subscriptions of Eligible Account Holders and the ESOP, each Supplemental Eligible Account Holder has been granted, without payment therefor, non-transferable subscription rights to purchase Common Stock up to the maximum purchase limitation described in "- Minimum and Maximum Purchase Limitations." If Supplemental Eligible Account Holders subscribe for more shares of Common Stock than are available for purchase, the shares offered will first be allocated among the subscribing Supplemental Eligible Account Holders so as to enable each subscribing Supplemental Eligible Account Holder to the extent possible, to purchase the number of shares necessary to make his or her total allocation of Common Stock equal to the lesser of 100 shares of Common Stock or the number of shares subscribed for by such Supplemental Eligible Account Holder. Any shares remaining after such allocation will be allocated among the subscribing Supplemental Eligible Account Holders whose subscriptions remain unsatisfied in the proportion that each such Supplemental Eligible Account Holder's Qualifying Deposits bears to the total of the Qualifying Deposits of all such Supplemental Eligible Account Holders.

     OTHER MEMBERS. To the extent that shares remain available for purchase after satisfaction of subscriptions of Eligible Account Holders, the ESOP and Supplemental Eligible Account Holders, each Other Member (a member of Community Savings as of _______________, 1999 who is not an Eligible Account Holder or Supplemental Eligible Account Holder) has been granted, without payment therefor, non-transferable subscription rights to purchase Common Stock up to the maximum purchase limitation described in "- Minimum and Maximum Purchase Limitations." If Other Members subscribe for more shares of Common Stock than remain available for purchase by Other Members, shares will be allocated among the subscribing Other Members in the proportion that the number of votes eligible to be cast by each Other Member bears to the total number of votes eligible to be cast at the Special Meeting by all Other Members whose subscriptions remain unsatisfied.

     EMPLOYEES, OFFICERS, AND DIRECTORS. To the extent that shares remain available for purchase after satisfaction of subscriptions of Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders and Other Members, Community Savings' employees, officers and directors who are not Eligible Account Holders, Supplemental Eligible Account Holders or Other Members have each been granted, without payment therefor, non-transferable subscription rights to purchase Common Stock up to the maximum purchase limitation described in "- Minimum and Maximum Purchase Limitations." If more shares are subscribed for by such employees, officers and directors than are available for purchase by them, the available shares will be allocated among subscribing employees, officers and directors pro rata on the basis of the amount of their respective subscriptions.

COMMUNITY OFFERING

     Any shares of Common Stock which remain unsubscribed for in the Subscription Offering may be offered by the Company to members of the general public in the Community Offering, which may commence at any time after commencement of the Subscription Offering, with priority given to natural persons and trusts of natural persons residing or located in Alamance County, North Carolina, including IRA accounts, Keogh accounts and similar retirement accounts established for the benefit of natural persons who are residents of Alamance County. The Community Offering may terminate at the Expiration Time or at any time thereafter, but no later than _______________, 1999, unless further extended with the consent of the Administrator. The opportunity to subscribe for shares of Common Stock in the Community Offering is subject to the right of Community Savings and the Company, in their sole discretion, to accept or reject any such orders, in whole or in part, either at the time of receipt of an order or as soon as practicable following the termination of the Community Offering. In the event Community Savings and the Company reject any such orders after receipt, subscribers will be promptly notified and all funds submitted with subscriptions will be returned with interest at Community Savings' statement savings rate.

     In the event that subscriptions by subscribers in the Community Offering whose orders would otherwise be accepted exceed the shares available for purchase in the Community Offering, then subscriptions of natural persons and trusts of natural persons residing in Alamance County, including IRAs, Keogh accounts and similar retirement accounts established for the benefit of natural persons who are residents of Alamance County ("First Priority Community Subscribers") will be filled in full up to applicable purchase limitations (to the extent such subscriptions are not rejected by Community Savings and the Company) prior to any allocation to other subscribers in the Community Offering.

     In the event of an oversubscription by First Priority Community Subscribers whose orders would otherwise be accepted, shares of Common Stock will be allocated first to each First Priority Community Subscriber whose order is accepted in full or in part by Community Savings and the Company in the entire amount of such order up to a number of shares no greater than 15,000 shares, which number shall be determined by the Board of Directors of Community Savings prior to the time the Conversion is consummated with the intent to provide for a wide distribution of shares among such subscribers. Any shares remaining after such allocation will be allocated to each First Priority Community Subscriber whose order is accepted in full or in part on an equal number of shares basis until all orders are filled. Such allocation shall also be applied to subscriptions by other subscribers in the Community Offering, in the event shares are available for such subscribers but there is an oversubscription by them.

     In order to ensure proper allocation of shares in the event of an oversubscription, it is the responsibility of subscribers in the Community Offering to provide correct addresses of residence on the stock order form.

SYNDICATED COMMUNITY OFFERING

     The Plan of Conversion provides that, if necessary, all shares of Common Stock not purchased in the Subscription and Community Offerings, if any, may be offered for sale to the general public in a syndicated community offering through a syndicate of registered broker-dealers as selected dealers (the "Selected Dealers") to be formed and managed by Trident Securities acting as agent of the Company. The Company and Community Savings have the right to reject orders, in whole or in part, in their sole discretion in the syndicated community offering. Neither Trident Securities nor any registered broker-dealer shall have any obligation to take or purchase any shares of the Common Stock in the syndicated community offering; however, Trident Securities has agreed to use its best efforts in the sale of shares in the syndicated community offering. Common Stock sold in the syndicated community offering will be sold at the purchase price of $15.00 per share which is the same price as all other shares being offered in the Conversion.

     It is estimated that the Selected Dealers, including Trident Securities, will receive a negotiated commission based on the amount of Common Stock sold by the Selected Dealer, payable by the Company. During the syndicated community offering, Selected Dealers may only solicit indications of interest from their customers to place orders for the purchase of shares of Common Stock with the Company as of a certain date (the "Order Date"). When and if Trident Securities and the Company believe that enough indications and orders have been received in the offerings to consummate the Conversion, Trident Securities will request, as of the Order Date, Selected Dealers to submit orders to purchase shares for which they have received indications of interest from their customers. Selected Dealers will send confirmations of the orders to such customers on the next business day after the Order Date. Selected Dealers will debit the accounts of their customers on a date which will be three business days from the Order Date ("Debit Date"). Customers who authorize Selected Dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the Debit Date. On the next business day following the Debit Date, Selected Dealers will remit funds to the account that the Company established for each Selected Dealer. After payment has been received by the Company from Selected Dealers, funds will earn interest at Community Savings' statement savings rate until the consummation of the Conversion. In the event the Conversion is not consummated as described above, funds with interest will be returned promptly to the Selected Dealers, who, in turn, will promptly credit their customers' brokerage accounts.

     The syndicated community offering may close at any time after the Expiration Time at the discretion of Community Savings and the Company, but in no case later than _______________, 1999.

FRACTIONAL SHARES

     In making allocations in the event of oversubscriptions, all computations will be rounded down to the nearest whole share; no fractional shares will be issued. Excess and other amounts sent by subscribers which are not used to satisfy subscriptions will be refunded with interest at Community Savings' statement savings rate, and amounts designated for withdrawal from deposit accounts will be released.

PURCHASE PRICE OF COMMON STOCK AND NUMBER OF SHARES OFFERED

     The purchase price of shares of Common Stock sold in the Subscription Offering, Community Offering and Syndicated Community Offering will be $15.00 per share. The purchase price was determined by the Boards of Directors of the Company and Community Savings in consultation with Community Savings' financial advisor and sales agent, Trident Securities.

     The North Carolina regulations governing conversions of North Carolina-chartered mutual savings banks to stock form require that the aggregate purchase price of the shares of Common Stock of the Company sold in connection with the Conversion be equal to not less than the minimum, nor more than the maximum, of the Valuation Range which is established by an independent appraisal in the Conversion and is described below; provided, however, that with the consent of the Administrator and the FDIC the aggregate purchase price of the Common Stock sold may be increased to up to 15% above the maximum of the Valuation Range, without a resolicitation of subscribers or any right to cancel, rescind or change subscription orders, to reflect changes in market and financial conditions following commencement of the Subscription Offering.

     FDIC rules with respect to appraisals require that the independent appraisal must include a complete and detailed description of the elements of the appraisal report, justification for the methodology employed and sufficient support for the conclusions reached. The appraisal report must include a full discussion of each peer group member and documented analytical evidence supporting variances from peer group statistics. The appraisal report must also include a complete analysis of the converting institution's pro forma earnings, which should include the institution's full potential once it fully deploys the capital from the Conversion pursuant to its business plan.

     Community Savings has retained Ferguson, an independent appraisal firm experienced in the valuation and appraisal of savings institutions and their holding companies, to prepare an appraisal of the pro forma market value of Community Savings and the Company and to assist Community Savings in preparing a business plan. For its services in determining such valuation and assisting with the business plan, Ferguson will receive an aggregate fee of $25,000, plus $3,500 for each written opinion or update of its appraisal, and will be reimbursed for its out-of-pocket expenses.

     Ferguson has informed Community Savings that its appraisal has been made in reliance upon the information contained in this Prospectus, including the financial statements of Community Savings. Ferguson has further informed Community Savings that it also considered the following factors, among others, in making the appraisal: (i) the present and projected operating results and financial condition of the Company and Community Savings; (ii) the economic and demographic conditions in Community Savings' existing market area; (iii) certain historical, financial and other information relating to Community Savings; (iv) the proposed dividend policy of the Company; (v) a comparative evaluation of the operating and financial statistics of Community Savings with those of other savings institutions; (vi) the aggregate size of the offering of the Common Stock; and (vii) the trading market for the securities of institutions Ferguson believes to be comparable in relevant respects to the Company and Community Savings and general conditions in the markets for such securities. In addition, Ferguson has advised Community Savings that it has considered the effect of the Conversion on the net worth and earnings potential of the Company and Community Savings. Ferguson has also advised Community Savings that its appraisal has been based upon the assumption that the Foundation is approved at the Special Meeting and that Community Savings will purchase 100,000 newly issued shares of the Holding Company's Common Stock for $15.00 per share and contribute such shares to the Foundation immediately after consummation of the Conversion.

     On the basis of its consideration of the above factors, Ferguson has advised Community Savings that, in its opinion, at December 9, 1998, the Valuation Range of Community Savings and the Company was from a minimum of $22,950,000 to a maximum of $31,050,000, with a midpoint of $27,000,000. Based upon such valuation and a purchase price for shares offered in the Conversion of $15.00 per share, the number of shares to be offered ranges from a minimum of 1,530,000 shares to a maximum of 2,070,000 shares, with a midpoint of 1,800,000 shares.

     The Board of Directors of Community Savings has reviewed the methodology and assumptions used by Ferguson in preparing the appraisal and has determined that the Valuation Range, as well as the methodology and assumptions used, were reasonable and appropriate.

     Upon completion of the offerings, Ferguson will confirm or update its valuation of the estimated aggregate pro forma market value of Community Savings and the Company. Based on the confirmed or updated appraisal, a determination will be made of the total number of shares of Common Stock which will be offered and sold in the Conversion.

     With the consent of the Administrator and the FDIC, the aggregate price of the shares sold in the Conversion may be increased by up to 15% above the maximum of the Valuation Range, or to $35,707,500 (2,380,500 shares), without a resolicitation of subscribers and without any right to cancel, rescind or change subscription orders, to reflect changes in market and financial conditions following commencement of the Subscription Offering.

     Because of the establishment of the Foundation, the number of shares to be issued and outstanding following the Conversion will be increased by 100,000 shares. Funding the Foundation with authorized but unissued shares will have the effect of diluting the ownership and voting interests of persons purchasing shares in the Conversion, since a greater number of shares will be outstanding upon completion of the Conversion than would be if the Foundation were not established. See "Risk Factors - Costs and Risks Associated with Establishment of the Foundation - Dilution of Stockholders' Interests."

     No sale of shares of Common Stock may be consummated unless, after the expiration of the offering period, Ferguson confirms to Community Savings, the Company, the Administrator and the FDIC, that, to the best of its knowledge, nothing of a material nature has occurred which, taking into account all relevant factors, would cause Ferguson to conclude that the aggregate purchase price of the Common Stock sold in the Conversion is incompatible with its estimate of the aggregate pro forma market value of Community Savings and the Company at the conclusion of the offerings. If the aggregate pro forma market value of Community Savings and the Company as of such date is within the Valuation Range (or, with the consent of the Administrator and FDIC, not more than 15% above the maximum of the Valuation Range), then such pro forma market value will determine the number of shares of Common Stock to be sold in the Conversion. If there has occurred a change in the aggregate pro forma market value of Community Savings and the Company so that the aggregate pro forma market value is below the minimum of the Valuation Range or more than 15% above the maximum of the Valuation Range, a resolicitation of subscribers may be made based upon a new Valuation Range, the Plan of Conversion may be terminated or such other actions as the Administrator and the FDIC may permit may be taken.

     In the event of a resolicitation, subscribers would be given a specified time period within which to respond to the resolicitation. If a subscriber fails to respond to the resolicitation by the end of such period, the subscription of such subscriber will be canceled, funds submitted with the subscription will be refunded promptly with interest at Community Savings' statement savings rate, and holds on accounts from which withdrawals were designated will be released. Any such resolicitation will be by means of an amended prospectus filed with the SEC. A resolicitation may delay completion of
the Conversion.   If the Plan of Conversion is terminated, all funds will be returned promptly with interest at Community Savings' statement savings rate from the date payment was deemed received, and holds on funds authorized for withdrawal from deposit accounts will be released. See "- Exercise of Subscription Rights and Purchases in the Community Offering."

     The valuation by Ferguson is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing Common Stock. Ferguson did not independently verify the financial statements and other information provided by Community Savings, nor did Ferguson value independently the assets or liabilities of Community Savings. The valuation considers Community Savings as a going concern and should not be considered as an indication of the liquidation value of Community Savings or the Company. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing such shares in the Conversion will thereafter be able to sell shares at prices in the range of the foregoing valuation of the pro forma market value thereof.

     A copy of the complete appraisal by Ferguson is on file and available for inspection at the office of the Savings Institutions Division of the North Carolina Department of Commerce, Tower Building, Suite 301, 1110 Navaho Drive, Raleigh, North Carolina 27609. A copy is also available for inspection at the Stock Information Center. A copy of the appraisal has also been filed as an exhibit to the Registration Statement filed with the SEC with respect to the Common Stock offered hereby. See "Additional Information."

EXERCISE OF SUBSCRIPTION RIGHTS AND PURCHASES IN COMMUNITY OFFERING

     In order for subscription rights to be effectively exercised in the Subscription Offering and in order to purchase in the Subscription Offering, the original signed stock order form in the form provided by the Company and Community Savings, accompanied by the required payment for the aggregate dollar amount of Common Stock desired or appropriate instructions authorizing withdrawal from one or more Community Savings deposit accounts (other than negotiable order of withdrawal accounts or other demand deposit accounts), must be received by Community Savings by the Expiration Time, which is 12:00 noon, Eastern Time, on __________________, 1999.

     Subscription rights (i) for which Community Savings does not receive original signed stock order forms by the Expiration Time (unless such time is extended), or (ii) for which stock order forms are executed defectively or are not accompanied by full payment (or appropriate withdrawal instructions) for subscribed shares, will expire whether or not Community Savings has been able to locate the persons entitled to such rights. Copies of the stock order form, including copies sent by facsimile, will not be accepted.

     In order to purchase in the Community Offering, the stock order form, accompanied by the required payment for the aggregate dollar amount of Common Stock desired or appropriate instructions authorizing withdrawal from one or more Community Savings deposit accounts (other than negotiable order of withdrawal accounts or other demand deposit accounts), must be received by Community Savings prior to the time the Community Offering terminates, which could be at any time at or subsequent to the Expiration Time. No orders will be accepted from persons who do not have subscription rights in the Subscription Offering unless a Community Offering is commenced.

     Persons wishing to use funds in a Community Savings IRA to purchase Common Stock must transfer the funds in such account to a self-directed IRA at an institution other than Community Savings. The Stock Information Center can assist with such transfers. However, persons desiring to use funds in a Community Savings IRA to purchase Common Stock must visit the Stock Information Center on or before __________________, 1999 in order to complete that purchase so that the necessary forms may be forwarded for execution and returned prior to the Expiration Time.

     An executed stock order form once received by Community Savings, may not be modified, amended or rescinded without the consent of Community Savings. Community Savings has the right to extend the subscription period subject to applicable regulations or to waive or permit correction of incomplete or improperly executed stock order forms, but does not represent that it will do so.

     The amount to be remitted with the stock order form shall be the aggregate dollar amount that a subscriber or purchaser desires to invest in the Subscription and Community Offerings. Complete payment must accompany all completed stock order forms submitted in the Subscription and Community Offerings in order for subscriptions to be valid. See "- Purchase Price of Common Stock and Number of Shares Offered."

     Payment for shares will be permitted to be made by any of the following means:

     (i)   in cash, if delivered in person to any office of Community Savings;

     (ii) by check, bank draft, negotiable order of withdrawal or money order, provided that the foregoing will only be accepted subject to collection and payment; or

     (iii) by appropriate authorization of withdrawal from any deposit account in Community Savings (other than a negotiable order of withdrawal account or other demand deposit account).

     In order to ensure proper identification of subscription rights and proper allocations in the event of an oversubscription, it is the responsibility of subscribers to provide correct account verification information on the stock order form. Stock order forms submitted by unauthorized purchasers or in amounts exceeding purchase limitations will not be honored.

     Interest will be paid by Community Savings on payments for Common Stock made in cash or by check, bank draft, negotiable order of withdrawal or money order at Community Savings' statement savings rate. Such interest shall be paid from the date the order is accepted for processing and payment in good funds is received by Community Savings until consummation or termination of the Conversion. Community Savings is entitled to invest all amounts paid on subscriptions for Common Stock for its own account until completion or termination of the Conversion. After amounts submitted for payment are applied to the purchase price for shares sold, they will no longer earn interest, and they will not be insured by the FDIC or any other government agency or other entity. Community Savings may not knowingly lend funds or otherwise extend credit to any person to purchase Common Stock.

     Payment may not be made by wire transfer. Stock order forms directing that payment for shares be made by authorization of withdrawal will be accepted only if, at the time the stock order form is received, there exists sufficient funds in the account from which withdrawal is authorized to pay the full purchase price for the number of shares ordered.

     For purposes of determining the withdrawal balance of deposit accounts from which withdrawals have been authorized, such withdrawals will be deemed to have been made upon receipt of appropriate authorization therefor, but interest will be paid by Community Savings on the amount deemed to have been withdrawn at the contractual rate of interest paid on such accounts until the date on which the Conversion is completed or terminated.

     The stock order forms contain appropriate means by which authorization of withdrawals from deposit accounts may be made to pay for subscribed shares.
Once such a withdrawal has been authorized, none of the designated withdrawal amount may be withdrawn (except by Community Savings as payment for Common Stock) until the Conversion is completed or terminated. Savings accounts will be permitted to be established for the purpose of making payment for subscribed shares of Common Stock. Funds authorized for withdrawal will continue to earn interest at the applicable contract interest rate until completion or termination of the Conversion or, in the case of an order submitted in the Community Offering, until it is determined that such order cannot or will not be accepted.

     Notwithstanding any regulatory provision regarding penalties for early withdrawal from certificate accounts, payment for subscribed shares of Common Stock will be permitted through authorization of withdrawals from such accounts without the assessment of such penalties. However, if after such withdrawal the applicable minimum balance requirement ceases to be satisfied, such certificate account will be canceled and the remaining balance thereof will earn interest at Community Savings' statement savings rate.

     Upon completion or termination of the Conversion, Community Savings will return to subscribers all amounts paid with subscriptions which are not applied to the purchase price for shares, plus interest at its passbook savings rate from the date good funds are received until the consummation or termination of the Conversion, and Community Savings will release deposit account withdrawal orders given in connection with the subscriptions to the extent funds are not withdrawn and applied toward the purchase of shares.

DELIVERY OF STOCK CERTIFICATES

     Certificates representing Common Stock issued in the Conversion will be mailed by the Company's transfer agent to persons entitled thereto at the address of such persons appearing on the stock order form as soon as practicable following consummation of the Conversion. Any certificates returned as undeliverable will be held by the Company until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for Common Stock are available and delivered to subscribers, subscribers may not be able to sell the shares of Common Stock for which they have subscribed, even though trading of the Common Stock may have commenced.

PERSONS IN NON-QUALIFIED OR FOREIGN JURISDICTIONS

     The Company will make reasonable efforts to comply with the securities laws of all states of the United States in which Eligible Account Holders, Supplemental Eligible Account Holders, or Other Members reside. However, no shares of Common Stock or subscription rights under the Plan of Conversion will be offered or sold in a foreign country, or in a state in the United States (i) where a small number of persons otherwise eligible to subscribe for shares under the Plan of Conversion reside or (ii) if the Company determines that compliance with the securities laws of such state would be impracticable for reasons of cost or otherwise, including, but not limited to, a requirement that the Company, Community Savings or any employee or representative thereof register as a broker, dealer, agent or salesperson or register or otherwise qualify the subscription rights or Common Stock for sale in such state. No payments will be made in lieu of the granting of subscription rights to persons residing in such jurisdictions.

MARKETING ARRANGEMENTS

     Community Savings has retained Trident Securities to consult with and advise Community Savings and the Company and to assist the Company, on a best-efforts basis, in the marketing of shares in the offerings. Trident Securities is a broker-dealer registered with the SEC and a member of the National Association of Securities Dealers, Inc. ("NASD"). Trident Securities is headquartered in Raleigh, North Carolina, and its telephone number is (919) 781-8900.

     Trident Securities will assist Community Savings and the Company in the Conversion as follows: (i) it will act as marketing advisor with respect to the Subscription Offering and will represent the Company as placement agent on a best-efforts basis in the sale of the Common Stock in the Community Offering and Syndicated Community Offering; (ii) members of its staff will conduct training sessions to ensure that directors, officers and employees of Community Savings are knowledgeable regarding the Conversion process; and (iii) it will provide assistance in the establishment and supervision of the Stock Information Center, including training staff to properly record and tabulate orders for the purchase of Common Stock and to appropriately respond to customer inquiries.

     For rendering its services, Community Savings has agreed to pay Trident Securities a commission equal to 1.75% of the aggregate dollar amount of Common Stock sold in the Subscription and Community Offerings, excluding shares purchased by the ESOP, directors, executive officers and their "associates" (as defined in the Plan of Conversion) and excluding shares sold by other NASD member firms under Selected Dealers agreements. Community Savings has also agreed to pay negotiated commissions in connection with any sales made under Selected Dealers agreements. Community Savings has paid Trident Securities $2,500 toward amounts due to such agent.

     Community Savings has agreed to reimburse Trident Securities for its reasonable out-of-pocket expenses, including but not limited to travel, communications, legal fees and postage, and to indemnify Trident Securities against certain claims or liabilities, including certain liabilities under the Securities Act. Trident Securities has agreed that Community Savings is not required to pay its legal fees to the extent they exceed $27,500 or its other out of pocket expenses to the extent they exceed $7,500. Total fees and commissions to Trident Securities are expected to be between $310,083 and $515,478 at the minimum and 15% above the maximum, respectively, of the Valuation Range. See "PRO FORMA DATA" for the assumptions used to determine these estimates.

     Sales of Common Stock will be made primarily by registered representatives affiliated with Trident Securities or by the broker-dealers managed by Trident Securities. In addition, subject to applicable law, executive officers of the Company and Community Savings may participate in the solicitation of offers to purchase Common Stock. Other employees of Community Savings may participate in the offerings in clerical capacities, providing administrative support in effecting sales transactions and answering questions of a mechanical nature relating to the proper execution of the stock order forms. Other questions of prospective purchasers, including questions as to the advisability or nature of the investment, will be directed to registered representatives. Such other employees have been instructed not to solicit offers to purchase Common Stock or provide advice regarding the purchase of Common Stock.

     A Stock Information Center has been established in Community Savings' office at 708 South Church Street, Burlington, North Carolina, in an area separate from Community Savings' banking operations. Employees will inform prospective purchasers that their questions should be directed to the Stock Information Center and will provide such persons with the telephone number of the Stock Information Center which is (336) ________________.

     Stock orders will be accepted at Community Savings' offices and will be promptly forwarded to the Stock Information Center for processing. Sales of Common Stock by registered representatives will be made from the Stock Information Center. In addition, Community Savings may hire one or more temporary clerical persons to assist in typing, opening mail, answering the phone, and with other clerical duties. An employee of Community Savings will also be present at the Stock Information Center to process funds and answer questions regarding payment for stock, including verification of account numbers in the case of payment by withdrawal authorization and similar matters.

     Subject to applicable state law, the Company will rely on Rule 3a4-1 under the Exchange Act, and sales of Common Stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers and current full and part-time Community Savings employees to participate in the sale of Common Stock. No officer, director or employee of the Company or Community Savings will be compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in the Common Stock.

     The engagement of Trident Securities and the work performed by Trident Securities pursuant to its engagement, including a due diligence investigation, should not be construed by purchasers of Common Stock as constituting an endorsement or recommendation relating to such investment or a verification of the accuracy or completeness of information contained in this Prospectus.

MINIMUM AND MAXIMUM PURCHASE LIMITATIONS

     Each person subscribing for Common Stock in the Conversion must subscribe for at least 30 shares ($450) of the Common Stock to be offered in the Conversion. The maximum number of shares of Common Stock which may be purchased in the Conversion by (i) any person or entity or (ii) persons or entities exercising subscription rights through a single account, is 15,000 shares ($225,000); provided, however, that the ESOP may purchase up to 8% of the sum of number of shares offered in the Conversion plus the number of shares contributed to the Foundation. In addition to the maximum purchase limits just set forth (and not in lieu thereof), (i) no person or entity together with any associates (as defined in the Plan of Conversion), may subscribe for more than 20,000 shares ($300,000) of Common Stock sold in the Conversion in the aggregate and
(ii) no persons or entities acting in concert may purchase more than 20,000 shares ($300,000) of the Common Stock sold in the Conversion in the aggregate.

     The Board of Directors of Community Savings may in its absolute discretion
(i) reduce the above-described 15,000 and 20,000 share maximum purchase limitations or (ii) increase such 15,000 and 20,000 share maximum purchase limitations to an amount of up to 5% of the shares of Common Stock offered and sold. Any reduction or increase in the maximum purchase limitation by Community Savings' Board of Directors may occur at any time prior to consummation of the Conversion, either before or after the Special Meeting on __________________, 1999. In the event the 15,000 or 20,000 share maximum purchase limitation is increased,
any subscriber or group of subscribers in the Subscription, Community or Syndicated Community Offering who has subscribed for the maximum amount which is increased, and certain other large subscribers in the discretion of the Company, shall be given the opportunity to increase their subscriptions up to the then applicable maximum purchase limitation.

     The Plan of Conversion further provides that for purposes of the foregoing limitations the term "associate" is used to indicate any of the following relationships with a person:

     (i) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of Community Savings, the Company or any subsidiary of Community Savings or of the Company;

     (ii) any corporation or organization (other than Community Savings, the Company or a majority-owned subsidiary of Community Savings or the Company) of which the person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity security; and

     (iii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as a trustee or in a similar fiduciary capacity, except for any tax-qualified employee stock benefit plan or any charitable trust which is exempt from federal taxation pursuant to Section 501(c)(3) of the Code.

     For purposes of the foregoing limitations, (i) directors and officers of Community Savings or the Company shall not be deemed to be associates or a group of persons acting in concert solely as a result of their serving in such capacities, (ii) the ESOP will not be deemed to be acting in concert with any of its trustees for purposes of determining the number of shares which any such trustee, individually, may purchase and (iii) shares of Common Stock held by the ESOP and attributed to an individual will not be aggregated with other shares purchased directly by, or otherwise attributable to, that individual.

     For purposes of the foregoing limitations, persons will be deemed to be "acting in concert" if they are (i) knowingly participating in a joint activity or interdependent conscious parallel action towards a common goal (whether or not pursuant to an express agreement), with respect to the purchase, ownership, voting or sale of Common Stock or (ii) engaged in a combination or pooling of voting or other interests in the securities of the Company for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. The Company and Community Savings may presume that certain persons are acting in concert based upon, among other things, joint account relationships and the fact that such persons have filed joint Schedules 13D with the SEC with respect to other companies.

APPROVAL, INTERPRETATION, AMENDMENT AND TERMINATION

     Under the Plan of Conversion, the Administrator's approval thereof, and applicable North Carolina conversion regulations, consummation of the Conversion is subject to satisfaction of certain conditions, including the following: (i) approval of the Plan of Conversion by the affirmative vote of a majority of the votes eligible to be cast by members of Community Savings at the Special Meeting; (ii) sale of shares of Common Stock for an aggregate purchase price equal to not less than the minimum or more than the maximum of the Valuation Range unless the aggregate purchase price is increased to as much as 15% above the maximum with the consent of the Administrator and FDIC, and (iii) receipt by the Company and Community Savings of favorable opinions of counsel or other tax advisor as to the federal and state tax consequences of the Conversion. See "- Income Tax Consequences."

     If all conditions for consummation of the Conversion are not satisfied, no Common Stock will be issued, Community Savings will continue to operate as a North Carolina-chartered mutual savings bank, all subscription funds will be promptly returned with interest at Community Savings' statement savings rate, and all deposit withdrawal authorizations (and holds placed on such accounts) will be canceled. In such an event, the Company would not acquire control of Community Savings.

     All interpretations by Community Savings and the Company of the Plan of Conversion and of the stock order forms and related materials for the Subscription and Community Offerings will be final, subject to the authority of the Administrator. Community Savings and the Company may reject stock order forms that are not properly completed. However, the Company and Community Savings retain the right, but will not be required, to waive irregularities in submitted stock order forms or to require the submission of corrected stock order forms or the remittance of full payment for all shares subscribed for by such dates as they may specify.

     The Plan of Conversion may be substantively amended by a two-thirds vote of Community Savings' Board of Directors at any time prior to the Special Meeting, and at any time thereafter by a two-thirds vote of Community Savings' Board of Directors with the concurrence of the Administrator. If Community Savings determines upon the advice of counsel and after consultation with the Administrator that any such amendment is material, subscribers would be given the opportunity to increase, decrease or cancel their subscriptions. Also, as required by the regulations of the Administrator, the Plan of Conversion provides that the transactions contemplated thereby may be terminated by a two-thirds vote of Community Savings' Board of Directors at any time prior to the Special Meeting and may be terminated by a two-thirds vote of Community Savings' Board of Directors at any time thereafter but prior to the completion of the Conversion with the concurrence of the Administrator, notwithstanding approval of the Plan of Conversion by the Community Savings' Members at the Special Meeting.

CERTAIN RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS; FALSE OR MISLEADING ORDER FORMS

     The subscription rights granted under the Plan of Conversion are non-transferable. Subscription rights may be exercised only by the person to whom they are issued and only for his or her own account. Persons exercising subscription rights are required to certify that they are purchasing shares for their own accounts within the purchase limitations set forth in the Plan of Conversion and that they have no agreement or understanding for the sale or transfer of such shares.

     Community Savings reserves the right to make an independent investigation of any facts or circumstances brought to its attention that indicate or tend to indicate that one or more persons acting independently or as a group acting in concert may be attempting to violate or circumvent the regulatory prohibition on transferability of subscription rights. The nature and extent of such investigation will be at Community Savings' sole discretion and Community Savings may require a holder of subscription rights to provide certified affidavits and other documentation to satisfy Community Savings that its Plan of Conversion and North Carolina and federal conversion regulations regarding nontransferability are not being subverted by actions of holders of subscription rights. In extreme cases Community Savings reserves the right to seek legal advice from the General Counsel for the Administrator as to compliance with all regulations governing the Conversion, including the nontransferability of subscription rights.

     The Plan of Conversion provides that, if Community Savings' Board of Directors determines that a subscriber (i) has submitted a false or misleading information on his or her stock order form or otherwise in connection with the attempted purchase of shares, (ii) has attempted to purchase shares of Common Stock in violation of provisions of the Plan of Conversion or (iii) fails to cooperate with attempts by Community Savings or the Company or their employees or agents to verify information with respect to purchase rights, the Board of Directors may reject the order of such subscriber.

INCOME TAX CONSEQUENCES

     Community Savings has received an opinion from its special counsel, Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P., of Greensboro, North Carolina, to the effect that for federal income tax purposes: (i) the Conversion will constitute a tax free reorganization with respect to Community Savings and no gain or loss will be recognized by Community Savings either in its mutual or stock form; (ii) no gain or loss will be recognized by Community Savings upon the purchase of Community Savings' stock by the Company or upon the sale by the Company of its Common Stock; (iii) no gain or loss will be recognized by Community Savings' depositors with respect to their deposit accounts at Community Savings as a consequence of the Conversion; (iv) the tax basis of depositors' deposit accounts at Community Savings will not be changed as a result of the Conversion; (v) assuming the subscription rights have no value, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders, Other Members, or directors, officers and employees of Community Savings upon either the issuance to them of the subscription rights or the exercise or lapse thereof; (vi) no gain or loss will be recognized by Eligible Account Holders or Supplemental Eligible Account Holders upon the distribution to them of interests in the Liquidation Account; (vii) assuming the subscription rights have no value, the tax basis for Common Stock purchased in the Conversion will be the amount paid therefor; and (viii) the tax basis of interests in the Liquidation Account will be zero. Community Savings has been further advised by its special counsel, Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P., that the tax effects of the Conversion under North Carolina tax laws will be consistent with the federal income tax consequences.

     Several of the foregoing legal opinions are premised on the assumption that the subscription rights will have no value. Community Savings has been advised by Ferguson that, in its opinion, the subscription rights will not have any ascertainable value, based on the fact that such rights are acquired by the recipients without cost, are non-transferable, are of short duration and afford the recipients the right only to purchase Common Stock at a price equal to its estimated fair market value as of the date such rights are issued, which will be the same price paid by all purchasers in the Conversion. The opinion of Ferguson is not binding on the IRS and if the subscription rights were ultimately determined to have ascertainable value, recipients of subscription rights would have to include in gross income an amount equal to the value of the subscription rights received by them. The basis of the Common Stock purchased pursuant to subscription rights would be increased by the amount of income realized with respect to the receipt or exercise of the subscription rights. Moreover, recipients of subscription rights could then have to report the transaction to the IRS. Each Eligible Account Holder, Supplemental Eligible Account Holder, Other Member or other recipient of subscription rights is encouraged to consult with his, her or its own tax advisor as to the tax consequences in the event the subscription rights are deemed to have ascertainable value.

     No legal opinion has been or will be received with respect to any tax consequences of the Conversion not specifically described above, including the tax consequences to Eligible Account Holders, Supplemental Eligible Account Holders, Other Members, other recipients of subscription rights or purchasers of Common Stock under the laws of any other state, local or foreign taxing jurisdiction to which they may be subject. Special counsel expresses no opinion regarding the value of the subscription rights.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of Community Savings. The information contained in this section should be read in conjunction with the Financial Statements, the accompanying Notes to Financial Statements and the other sections contained in this Prospectus.

     The Company was incorporated under North Carolina law in October 1998 at the direction of Community Savings for the purpose of acquiring and holding all of the outstanding stock of Community Savings to be issued in the Conversion. The Company's principal business activities after the Conversion are expected to be conducted solely through Community Savings.

     Community Savings' results of operations depend primarily on net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Community Savings' operations are affected to a much lesser degree by non-interest income, such as transaction and other service fee income, and other sources of income.
Community Savings' principal operating expenses, aside from interest expense, consist of compensation and employee benefits, office occupancy costs and data processing expenses.

MANAGEMENT STRATEGY

     Community Savings' mission is to provide quality customer service, maximum safety and security for depositors, and an equitable rate of return for stockholders, while operating under high standards of fiscal soundness and profitability. Community Savings intends to offer the fullest practicable range of basic, progressive, competitive, quality products and services to its clientele, and to provide attractive working conditions, training and advancement opportunities for its employees. The Company endorses the ideals of serving as an involved corporate citizen and shares in the responsibility of participating in activities that enhance the economic and social health of the communities it serves.

     Historically, Community Savings' lending activities have concentrated on the origination of conventional mortgage loans for the purpose of constructing, financing or refinancing one-to-four family residential properties. As of September 30, 1998, $94.4 million, or 72.8% of Community Savings' loan portfolio, before net items, consisted of loans secured by residential properties. Also at that date, approximately 91.7% of Community Saving's total loan portfolio, before net items, consisted of loans secured by real estate

     Community Savings also originates multi-family and nonresidential real estate loans, home equity lines of credit, and secured and unsecured consumer and business loans. In recent years, Community Savings has been proactive in diversifying its loan portfolio by pursuing commercial credits and construction and consumer loans. Community Savings has traditionally emphasized variable rate loan originations. As of September 30, 1998, adjustable rate loans totaled $120.1 million, or 92.6% of total loans outstanding, before net items, while fixed rate loans totaled $9.6 million or 7.4% of total outstanding loans, before net items.

     For many years, Community Savings operated as a traditional thrift institution primarily engaged in the taking of savings deposits and the making of home mortgage loans. Community Savings is in the process of making operational and other changes needed to enable it to offer a broader array of products and services to its customers. As a result of this process, Community Savings expects that it will in the future operate more like a community bank than a traditional thrift institution. Many of the organizational changes necessary to complete this transformation have been made, at significant cost to the institution. This transformation will take several years to complete; however, management believes that the increased flexibility provided by the Conversion will help facilitate this process.

INTEREST RATE SENSITIVITY ANALYSIS

     Interest rate sensitivity refers to the potential change in Community Savings' interest spread resulting from changes in market interest rate. Community Savings' net interest margin may be adversely affected during interest rate cycles that cause interest income and interest expense to respond to changes in market interest rates in a non-symmetrical manner.

     GAP ANALYSIS.  As part of Community Savings' interest rate risk management
policy, Community Savings calculates an interest rate "gap".   Interest rate gap
analysis is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets (primarily loans, investments and mortgage-backed securities) and interest-bearing liabilities (primarily deposits and borrowings) which reprice within a specific time period, either through maturity or rate adjustment. The "gap" is the difference between the amounts of such assets and liabilities that are subject to repricing during stated periods. A "negative" gap for a given period means the amount of interest-bearing liabilities maturing or otherwise repricing within that period exceeds the amount of interest-earning assets maturing or repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a lower decrease in the yield of its earning assets relative to the cost of its liabilities, and its income should be positively affected. Conversely, the cost of liabilities for an institution with a negative gap would generally be expected to increase more quickly than the yield on its assets in a rising interest rate environment, and such institution's net interest income generally would be expected to be adversely affected by rising interest rates. Changes in the interest rates generally have the opposite effect on an institution with a positive gap.

     At September 30, 1998, Community Savings had a one-year cumulative negative gap of 18.02% of average interest-earning assets. The following table indicates the time periods in which interest-earning assets and interest-bearing liabilities mature or reprice in accordance with their contractual terms. The table assumes prepayments and scheduled principal amortization of fixed-rate loans and mortgage-backed securities, and assumes that adjustable rate loans will reprice at contractual repricing intervals. In making the computations, Community Savings used certain assumptions frequently employed in its industry with respect to prepayment rates and deposit decay rates. The computations would vary significantly if different assumptions were used, and Community Savings' actual interest rate sensitivity will be substantially different if its actual experience differs from the assumptions used in the table.

                                                                     Terms to Repricing at September 30, 1998
                                                            -----------------------------------------------------------
                                                                          More Than    More Than
                                                             3 Months    3 Months to   1 Year to   More Than
                                                             or Less       1 Year       5 Years     5 Years     Total
                                                            ----------  -------------  ----------  ----------  --------
                                                                                  (In Thousands)
Interest-earning assets:
   Loans receivable:
       Mortgage loans-fixed rate                             $   361       $    947      $ 2,836     $ 1,436   $  5,580
       Consumer loans - fixed rate                               678            741        2,006         445      3,870
                                                             -------       --------      -------     -------   --------
          Subtotal                                             1,039          1,688        4,842       1,881      9,450

       Mortgage loans-adjustable rate                         13,476         32,929       42,452           -     88,857
       Home equity                                             4,835              -            -           -      4,835
       Construction                                           11,736              -            -           -     11,736
       Commercial                                             14,839              -            -           -     14,839
                                                             -------       --------      -------     -------   --------
          Subtotal                                            44,886         32,929       42,452           -    120,267

   Investments /(1)/
       Interest bearing cash                                   1,803                                              1,803
       Investment securities                                   8,721          5,305       13,928       3,119     31,073
                                                             -------       --------      -------     -------   --------
          Subtotal                                            10,524          5,305       13,928       3,119     32,876

Total rate sensitive assets                                   56,449         39,922       61,222       5,000    162,593
                                                             -------       --------      -------     -------   --------
Interest-bearing liabilities:
   Deposits
       Savings                                                17,983              -            -           -     17,983
       NOW and money market accounts                          14,847              -            -           -     14,847
       Certificates                                           21,154         66,354       17,338           2    104,848
   FHLB borrowings                                             5,000              -            -           -      5,000
                                                             -------       --------      -------     -------   --------
Total rate sensitive liabilities
                                                              58,984         66,354       17,338           2    142,678
                                                             -------       --------      -------     -------   --------
Interest rate sensitivity gap                                $(2,535)      $(26,432)     $43,884     $ 4,998   $ 19,915
                                                             =======       ========      =======     =======   ========
Cumulative gap                                               $(2,535)      $(28,968)     $14,916     $19,914
                                                             =======       ========      =======     =======
Cumulative gap as a % of average interest-
       earning assets  /(2)/                                   (1.58%)       (18.02%)       9.28%      12.39%
Cumulative gap as a % of average total assets                  (1.49%)       (16.98%)       8.74%      11.67%

/(1)/  Includes mortgage-backed securities.
/(2)/  During the nine month period ended September 30, 1998.

     NET PORTFOLIO VALUE AND NET INTEREST INCOME ANALYSIS. In addition to the interest rate gap analysis as discussed above, management monitors Community Savings' interest rate sensitivity through the use of a model which estimates the change in net portfolio value and net interest income in response to a range of assumed changes in market interest rates. Net portfolio value is the present value of expected cash flows from assets, liabilities, and off-balance sheet items. The model estimates the effect on Community Savings' net portfolio value and net interest income of instantaneous and permanent 100 to 400 basis point increases and decreases in market interest rates.

     The following table presents the predicted effects on Community Savings' net portfolio value, as of September 30, 1998, of instantaneous and permanent 100 to 400 basis point changes in market interest rates.

                             CHANGE IN
                          INTEREST RATES
                          IN BASIS POINTS        % CHANGE IN
                           (RATE SHOCK)      NET PORTFOLIO VALUE
                         -----------------  ---------------------
                         Up 400                      (30.05%)
                         Up 300                      (21.96%)
                         Up 200                      (13.36%)
                         Up 100                       (6.56%)
                         Static                           -
                         Down 100                      6.27%
                         Down 200                     12.47%
                         Down 300                     17.82%
                         Down 400                     24.36%

          The following table presents the predicted effects on Community Savings' net interest income as of September 30, 1998 of instantaneous and permanent 100 to 400 basis point changes in market interest rates.

                             CHANGE IN
                          INTEREST RATES
                          IN BASIS POINTS        % CHANGE IN
                           (RATE SHOCK)      NET INTEREST INCOME
                         -----------------  ---------------------
                         Up 400                      (16.82%)
                         Up 300                      (10.46%)
                         Up 200                      (12.68%)
                         Up 100                       (1.49%)
                         Static                           -
                         Down 100                      1.94%
                         Down 200                     (1.28%)
                         Down 300                     (2.83%)
                         Down 400                     (3.88%)

          Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not reflect any actions management may undertake in response to changes in interest rates.

          The tables set forth above indicate that, in the event of a 200 basis point decrease in interest rates, Community Savings would be expected to experience a 12.47% increase in net portfolio value and a 1.28% decrease in net interest income. In the event of a 200 basis point increase in interest rates, Community Savings would be expected to experience a 13.36% decrease in net portfolio value and a 12.68% decrease in net interest income.

          Certain shortcomings are inherent in the method of analysis presented in both the net portfolio value and net interest income computations and in the gap computations presented in the tables above. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, adjustable-rate mortgages have interest rate caps which restrict changes in interest rates on a short-term basis and over the life of the assets. The proportion of adjustable-rate loans could be reduced in future periods if market interest rates decline and remain at lower levels for a sustained period due to increased refinancing activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a sustained interest rate increase.

          Community Savings' net income in the near future is likely to be reduced if interest rates increase. However, management did not view Community Savings' interest rate sensitivity position at September 30, 1998 to be unacceptable in view of Community Savings' historical results of operations and highly capitalized position.

LIQUIDITY

          Community Savings' policy is to provide adequate liquidity to meet continuing loan demand and withdrawal requirements while servicing normal operating expenses and satisfying regulatory liquidity guidelines. Maturing securities, principal repayments of loans and securities, deposits, income from operations and borrowings are Community Savings' main sources of liquidity. Short-term investments (overnight investments with the FHLB and federal funds sold) and short-term borrowings are the primary cash management liquidity tools. The investment portfolio provides secondary liquidity.

          At September 30, 1998, the estimated market value of liquid assets (cash, cash equivalents, and marketable securities) was approximately $35.7 million, representing 25.0% of deposits and borrowed funds.

          Community Savings' investment portfolio consists of U.S. government and agency obligations, mortgage-backed securities guaranteed by United States agencies, bank-qualified state, county and municipal obligations issued by local governmental agencies of the state of North Carolina and other permissible securities. Mortgage-backed securities entitle Community Savings to receive a pro rata portion of the cash flows from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans by which they are collateralized, they represent substantially lower credit risk by virtue of the guarantees that back them. Mortgage-backed securities are also more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of Community Savings.

          The primary uses of Community Savings' liquidity are to fund loans, provide for deposit fluctuations and invest in other non-loan earning assets. At September 30, 1998, outstanding off-balance sheet commitments to extend credit in the form of loan originations totaled $8 million. Undrawn lines of credit totaled $4.7 million. Management considers current liquidity levels adequate to meet Community Saving's cash flow requirements.

          Following the Conversion, the Company will initially conduct no business other than holding the capital stock of Community Savings and the loan it will make to the ESOP. In order to provide sufficient funds for its operations, the Company expects to retain and invest at the Company level 50% of the net proceeds of the Conversion remaining after making the loan to the ESOP. In the future, the Company's primary source of funds, other than income from its investments and principal and interest payments received from the ESOP with respect to the ESOP loan, is expected to be dividends from Community Savings. There are limitations imposed by banking laws and regulations and tax laws upon the ability of Community Savings to pay dividends and make other distributions to the Company. See "Dividend Policy," "Supervision and Regulation - Regulation of Community Savings - Restrictions on Dividends and Other Capital Distributions," "The "Conversion - Effects of Conversion -Liquidation Rights" and "- Liquidation Rights after the Conversion" and "Taxation - Federal Income Taxation."

CAPITAL

          Retained income is derived primarily from the retention of prior period net income. Retained income at September 30, 1998, was $23.3 million, an increase of 1.88% from $22.8 million at December 31, 1997. Totals include $95,000 and $98,000, respectively, of unrealized gains on securities marked to estimated fair market value under Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. Retained income at December 31, 1997 increased $670,000 over December 31, 1996 levels, an increase of 3.0%.

          FDIC regulations require savings banks to maintain certain capital adequacy ratios, leverage ratios and risk-based capital ratios. Institutions supervised by the FDIC must maintain a minimum leverage ratio of core (Tier I) capital to average adjusted assets ranging from 3% to 5%. At September 30, 1998, Community Savings' ratio of Tier I capital to average assets was 14.2%. The FDIC's risk-based capital guidelines require savings banks to maintain qualifying total capital to risk-weighted assets of at least 8%. Qualifying total capital for Community Savings is defined as Tier I capital and the reserve for loan losses. At September 30, 1998, Community Savings had a ratio of qualifying total capital to risk-weighted assets of 25.0%.

          Regulations of the Administrator require savings banks to maintain net worth, computed in accordance with the Administrator's requirements, equal to at least 5% of assets. At September 30, 1998, Community Savings' net worth totaled 13.7% of assets.

          The Company is subject to capital adequacy guidelines of the Federal Reserve. Capital requirements of the Federal Reserve Board are similar to those of the FDIC.

          Community Savings significantly exceeds all regulatory capital requirements. Management anticipates that the Company and Community Savings will continue to exceed capital adequacy requirements without altering current operations or strategies.

RECAPITALIZATION OF INSURANCE FUND

          On September 30, 1996, Congress passed into law a re-capitalization plan for the SAIF, the insurance fund covering deposits of savings institutions. The approved plan provided for a special assessment of 0.657% of SAIF-insured deposits as of March 31, 1996. Community Savings' assessment, which was paid during the last calendar quarter of 1996, amounted to approximately $767,000.
As a result of this legislation, Community Savings' deposit insurance premiums declined substantially effective January 1, 1997.

YEAR 2000

          Potential computer programming and operational problems related to the year 2000 have become a worldwide concern. The underlying cause of this Year 2000 problem rests with antiquated computer programs identifying dates of calendar years with two digits rather than four digits. Most old computer programs with date-sensitive software may recognize the year 2000 as "00" and misinterpret the year as 1900. This date misinterpretation could result in system failures or miscalculations causing disruptions of operations, including temporary interruption of utilities, telephone lines, inability to process transactions, general statements, or engage in normal business activities.

          Community Savings retains the services of a third party data processing service center to process loan, deposit, general ledger, retail platform and compliance data. Community Savings, in conjunction with its data processing service center, conducted a Year 2000 test during October, 1998, along with eleven of the service center's other clients. Fifteen errors were detected during the test. Fourteen of the errors were cosmetic, having to do with the appearance of the year rather than a true data error. The fourteen cosmetic errors were corrected during the test period. The one actual Year 2000 error that was reported was repaired and successfully re-tested during a November, 1998 test.

          Community Savings has replaced all of its computer hardware and nearly all of its software with Year 2000 certified compliant systems. Several of Community Savings telecommunications systems have been replaced with Year 2000 compliant systems. Plans are being formulated to test all mission critical functions during the first quarter of 1999. Contingency plans are also in the developmental phase for possible technology failures. Management is in the process of identifying customers who may pose Year 2000 risks to the institution and is developing plans to respond to the risks identified.

          The cost to bring all systems up to Year 2000 specifications are expected to total approximately $550,000, of which amount approximately $428,000 has already been incurred. There can be no guarantee that systems of other companies on which Community Savings relies will be converted in a timely manner or that Community Saving's actions will effectively deal with all potential Year 2000 problems. Any such failures in addressing potential Year 2000 problems could have a materially adverse effect on the Company.

FINANCIAL CONDITION AT SEPTEMBER 30, 1998 COMPARED TO DECEMBER 31, 1997 AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1997

          FINANCIAL CONDITION. Total assets increased 1.52% to $170.3 million at September 30, 1998, compared to $167.8 million at December 31, 1997. Loan production continued to emphasize commercial and consumer credits in an effort to diversify the loan portfolio and reduce reliance on home mortgage loans. At September 30, 1998, approximately 76.5% of Community Savings' loan portfolio, before net items, consisted of loans secured by residential properties, while at December 31, 1997, 88.0% of loans, before net items, were secured by residential properties.

          Deposits increased to $138 million at September 30, 1998 from $134.7 million at December 31, 1997, an increase of 2.5%. Loans, net of reserves, increased 10.9% at September 30, 1998 to $127.4 million from the December 31, 1997 balance of $114.8 million. Total investments and mortgage-backed securities decreased $9.7 million, or 23.8%, at September 30, 1998 from the December 31, 1997 balance. Management's emphasis on building a solid net interest income stream via loan portfolio growth is evidenced by the $12.6 million increase in net loans funded by the $9.7 million reduction in investments and mortgage-backed securities and the $3.3 million increase in deposits for the nine month period ended September 30, 1998.

          Borrowed funds, collateralized through an agreement with the FHLB, decreased 25.4% to $5 million at September 30, 1998 from $6.7 million at December 31, 1997. The FHLB borrowings have a variable interest rate and mature annually at September 30. The borrowings are matched with a collateralized mortgage obligation (CMO) in a structured, leveraged, match-funded arbitrage. The CMO collateralizes the FHLB borrowings.

          Community Savings' nonperforming assets (loans 90 days or more delinquent and foreclosed real estate) were $218,000, or 0.13% of total assets, at September 30, 1998, compared to $241,000, or 0.14% of total assets, at December 31, 1997. In the opinion of management, the allowance for loan losses of $1.1 million at September, 1998 or 0.88% of gross loans was adequate to cover potential losses.

          RESULTS OF OPERATIONS. Net income is influenced significantly by net interest income. Net interest income is the difference between interest income (derived from revenues generated from loans, investments, mortgage-backed securities and other earning assets), and interest expense (consisting principally of interest paid on deposits and borrowings). Operations may be materially affected by national and international economic conditions, monetary and fiscal policies of the Federal government, and policies of regulatory authorities.

          Net Income. Net income for the nine month period ended September 30, 1998, decreased 49.3% to $433,000 compared to net income for the nine months ended September 30, 1997 of $855,000. The reduction in earnings was a result of management's efforts to eliminate inefficient resources and obsolete equipment in preparation for operating the institution in a commercial banking environment. Also, during the nine months ended September 30, 1998, approximately $806,000 of expenses were incurred to retire recurring overhead costs related to compensation agreements and fixed assets.

          Interest Income. Interest income increased by 10.34% to $9.4 million for the nine-month period ended September 30, 1998 compared to the same period in 1997. The increase in interest income can be principally attributed to the 30.7% increase in interest and fees on loans.

          Interest Expense. Interest expense increased by 5.2% to $5.2 million for the nine-month period ended September 30, 1998 compared to the same period in 1997. The increase in interest expense is a result of 7.8% growth in interest expense on deposits, partially attributable to the $13.3 million increase in deposits for the period, and offset in part by a 28.7% decrease in FHLB borrowing interest expense.

          Net Interest Income. Net interest income, before the provision for loan losses, for the nine-month period ended September 30, 1998, was $4.2 million, an increase of 17.5% or $627,000 from 1997. Again, the emphasis placed on loan growth was the primary cause of the increase.

          Provision for Loan Losses. No loans were charged-off against the allowance for loan losses for the period ended September 30, 1998. A provision of $350,000 was added to the allowance for loan losses, increasing the end of period balance to $1.1 million or .88% of outstanding loans. Management considered the reserve for loan loss level to be adequate at September 30, 1998. Management felt it was prudent to increase the provision to reflect the increase in risk levels which accompany the decision to change loan composition, increase loan volume and operate more like a community bank.

          Non-Interest Income. Non-interest income increased $103,000 or 37.5% to $377,000 for the nine months ended September 30, 1998. Although management is encouraged by the increase in non-interest income, continued emphasis will be placed on improving non-interest income. A wholly owned subsidiary of Community Savings, Community Financial Services, Inc., a retail securities broker and financial advisor, was formed in December 1997 for the sole purpose of enhancing non-interest income.

          Non-Interest Expenses. Non-interest expenses increased to $3.6 million for the nine months ended September 30, 1998, an increase of 47.5 % from the same period in 1997. Management has placed significant emphasis on eliminating expenses and overhead in preparation for operating as a public company. Approximately $533,000 of overhead related expenditures have been incurred over the nine-month period to fully fund deferred compensation and retirement plans for directors and salary continuation plans for the president of Community Savings in order to make the plans more comparable to plans offered by other financial institutions. Management believes that these plans are substantially funded. In addition, $273,000 in expenses were incurred in the write off of certain abandoned fixed assets.

          Income Taxes. Income taxes decreased to $207,000 during the nine months ended September 30, 1998 from $474,000 for the same period in 1997. The decrease was directly related to the decrease in income before income taxes from 1997 to 1998.

          FINANCIAL CONDITION AT DECEMBER 31, 1997 COMPARED TO DECEMBER 31, 1996 AND DECEMBER 31, 1995 AND RESULTS OF OPERATIONS FOR THE TWELVE MONTH PERIODS ENDED DECEMBER 31, 1997 AS COMPARED TO THE TWELVE MONTH ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995.

          FINANCIAL CONDITION. Total assets increased 7.0% to $167.8 million at December 31, 1997, compared to $156.7 million at December 31, 1996. Total assets increased 2.9% to $156.7 million at December 31, 1996, compared to $152.2 million at December 31, 1995. Two significant changes in the asset mix in 1997 were the $26.7 million (30.3%) increase in net loans receivable and the $15.6 million (27.7%) decrease in investments and mortgage-backed securities. The changes in asset mix highlight management's efforts to improve Community Savings' net interest margin by emphasizing growth of higher yielding assets. Lending activities have begun to concentrate on commercial, construction and consumer credits in an effort to diversify the loan portfolio and reduce the reliance on single family home loans. At December 31, 1997, approximately 88.0% of Community Savings' net loan portfolio consisted of loans secured by one-to-four family residential properties, while at December 31, 1996, 95.7% of net loans were secured by one-to-four family residential properties.

          Deposits increased to $134.7 million at December 31, 1997 from $122.5 million at December 31, 1996, an increase of 9.9%. Deposits increased 3.0% at December 31, 1996 from December 31, 1995 levels of $118.9 million. The increase in deposits was used in part to fund the increase in loans receivable, as loans, net of reserves, increased 30.3% on December 31, 1997 to $114.8 million from the December 31, 1996 balance of $88.1 million. Net loans increased 13.7% at December 31, 1996 compared to the December 31, 1995 balance of $77.5 million.

          Borrowed funds, collateralized through an agreement with the FHLB, decreased 25.5% to $6.7 million at December 31, 1997 from $9.0 million at December 31, 1996. Borrowed funds remained unchanged from December 31, 1995 to December 31, 1996. The interest rate on the FHLB borrowings are variable and the borrowings mature annually at September 30. The borrowings are matched with a collateralized mortgage obligation (CMO) in a structured, leveraged, match-funded arbitrage. The CMO floats at 95 basis points over the one-month LIBOR index. The CMO collateralizes the FHLB borrowings.

          Community Savings' nonperforming assets (loans 90 days or more delinquent and foreclosed real estate) were $241,000 or 0.14% of total assets, at December 31, 1997, compared to $217,000, or 0.14% of total assets, at December 31, 1996. Management takes an aggressive position in collecting delinquent loans to keep nonperforming assets to a minimum and evaluates the quality of all portfolios to insure the maintenance of loan loss reserves at levels believed to be adequate. In the opinion of management, the $781,000 allowance for loan losses at December 31, 1997 was adequate to cover potential losses.

          RESULTS OF OPERATIONS. Net income is influenced significantly by changes in net interest income. Net interest income is the difference between interest income (derived from revenues generated from loans, investments, mortgage-backed securities and other earning assets), and interest expense (consisting principally of interest paid on deposits and borrowings).
Operations may be materially affected by national and international economic conditions, monetary and fiscal policies of the federal government, and policies of regulatory authorities.

          Net Income. Net income for the year ended December 31, 1997 increased 47.8% to $590,000 compared to $399,000 for year-end December 31, 1996. The special one time assessment levied in 1996 to recapitalize the SAIF reduced net income, before income taxes, for the year ended December 31, 1996 by $767,000. Principally, as a result of that special assessment, net income for the year ended December 31, 1996, was $510,000 below the net income of $909,000 earned in the year ended December 31, 1995.

          Interest Income. Interest income increased to $11.6 million, an increase of 9.0%, for the year ended December 31, 1997 from $10.6 million during the same period in 1996. Interest income for the period ending December 31, 1996 increased 8.6% over the $9.8 million for the period ending December 31, 1995. The increase in interest income for 1997 can be principally attributed to the $19.4 million or 23.5% increase in the average balance of the loan portfolio, partially offset by a $12.8 million decrease in the average balance of investments and mortgage-backed securities. Overall, the yield on average interest-earning assets increased to 7.51% at year-end 1997 compared to 7.19% for the year-ending December 31, 1996. The primary reason for this increase was an increase in the amount of higher yielding commercial, construction and consumer loans. The 1996 increase in interest income was principally due to a $8.7 million increase in the average balance of the loan portfolio from 1995.

          Interest Expense. Interest expense increased 5.6% to $6.7 million for the year ended December 31, 1997 compared to $6.4 million for the same period for 1996. The 1997 increase in interest expense is a result of the 9.9% growth in deposits, principally in certificates of deposit, during the same time period. Interest expense increased 11.3% for the year ending December 31, 1996. The increase in 1996 can be attributed to an increase of $7.6 million in average FHLB borrowings and a $3.8 million increase in the average balance of certificates of deposit.

          Net Interest Income. Net interest income, before the provision for loan losses, for the year ended December 31, 1997 was $4.8 million, an increase of 14.2%, or $605,000, from $4.2 million for the year ended December 31, 1996. For the year ended December 31, 1996, net interest income, before the provision for loan losses, increased $191,000 or 4.7% from the $4.0 million for 1995. The yield on average interest-earning assets increased 32 basis points to 7.51% in 1997 and 6 basis points to 7.19% in 1996. The cost of average interest-bearing liabilities decreased 2 basis points to 4.97% in 1997 and increased 14 basis points in 1996, causing net interest margins to increase 27 basis points in 1997 and decrease by 8 basis points in 1996. The ratio of average interest-earning assets to average interest-bearing liabilities of 113.8% for the year ended December 31, 1997, and 115.5% for 1996 reflects a decrease in the balances of non-interest bearing deposits.

          Average Yield/Cost Analysis. The following table contains information relating to Community Savings' average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such annualized yields and costs are derived by dividing income or expense by the average month-end balances of assets or liabilities, respectively, for the periods presented. The average month-end balances of loans receivable include loans on which Community Savings has discontinued accruing interest.

                                                    Year Ended December 31, 1997               Year Ended December 31, 1996
                                                -------------------------------------   -----------------------------------------
                                                  Average                  Average       Average                        Average
                                                  Balance      Interest      Rate        Balance        Interest         Rate
                                                ------------  ----------  ----------    ----------  ----------------  -----------
                                                                              (Dollars in Thousands)
Assets:

Interest-earning assets:
   Interest-bearing deposits                      $  4,340     $   258       5.94%       $  4,202       $   236            5.62%
   Federal funds sold                                  304          17       5.59             500            26            5.20
   Investment and mortgage-backed
    securities                                      47,760       3,294       6.90          60,560         3,631            6.00
   Loans receivable, net                           101,826       8,015       7.87          82,450         6,728            8.16
                                                  --------     -------       ----        --------       -------            ----

     Total interest-earning assets                 154,230      11,584       7.51%        147,712        10,621            7.19%
                                                  --------     -------       ----        --------       -------            ----

   Non-interest-earning assets                       8,693                                  6,415
                                                  --------                               --------

Total                                             $162,923                               $154,127
                                                  ========                               ========

Liabilities:

Interest-bearing liabilities:
   Certificates of deposit                        $ 93,643       5,248       5.60%       $ 85,210         4,839            5.68%
   Savings accounts                                 20,010         605       3.02          20,774           628            3.02
   NOW accounts                                     14,102         427       3.03          13,593           455            3.35
   FHLB borrowings                                   7,788         460       5.91           8,333           460            5.52
                                                  --------     -------       ----        --------       -------            ----

     Total interest-bearing liabilities            135,543       6,740       4.97%        127,910         6,382            4.99%
                                                  --------     -------       ----        --------       -------            ----

   Non-interest-bearing liabilities                  4,672                                  4,234

   Equity                                           22,708                                 21,983
                                                  --------                               --------

Total                                             $162,923                               $154,127
                                                  ========                               ========

Net interest income                                            $ 4,844                                  $ 4,239
                                                               =======                                  =======

Interest rate spread /(1)/                                                   2.54%                                         2.20%
                                                                             ====                                          ====

Net interest-earning assets                       $ 18,687                               $ 19,802
                                                  ========                               ========

Net yield on interest-earning assets /(2)/                                   3.14%                                         2.87%
                                                                             ====                                          ====

(1) Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2) Represents the net interest income divided by average interest-earning assets.

          Rate/Volume Analysis. The table below provides information regarding changes in interest income and interest expense. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by prior period rate); (ii) changes in rate (changes in rate multiplied by prior period volume); and (iii) net change (the sum of the previous columns).

                                      Year Ended December 31, 1997 vs. 1996         Year Ended December 31, 1996 vs. 1995
                                     --------------------------------------        ----------------------------------------
                                           Increase (Decrease) Due To                   Increase (Decrease) Due To
                                     --------------------------------------        ----------------------------------------


                                       Volume           Rate          Net            Volume           Rate            Net
                                     ---------       ---------     --------        ---------        ---------      --------
                                                                      (In Thousands)
Interest income on:
  Interest-bearing deposits           $    8          $  14         $   22           $ 86             $  (7)         $  79
  Fed funds                              (10)             1             (9)           (13)               (9)           (22)
  Investments and                       (835)           498           (337)            32               (41)            (9)
   mortgage-backed securities          1,532           (245)         1,287            713                77            790
  Loans receivable                    ------          -----         ------           ----             -----          -----
 Total interest-earning assets           695            268            963            818                20            838
                                      ------          -----         ------           ----             -----          -----
Interest expense on:
  Certificates of deposit                473            (64)           409            213               171            384
  Savings accounts                       (23)             0            (23)           (58)              (72)          (130)
  NOW and money market                    17            (45)           (28)             3               (58)           (55)
   accounts                              (31)            31             (0)           360                88            448
  FHLB borrowings                     ------          -----         ------           ----             -----          -----
 Total interest-bearing                  436            (78)           358            518               129            647
  liabilities                         ------          -----         ------           ----             -----          -----
 Increase (decrease) in net           $  259          $ 346         $  606           $300             $(109)         $ 191
  interest income                     ------          -----         ------           ----             -----          -----

          Provision for Loan Losses. Loans in the amount of $71,000 were charged-off against the allowance for loan losses for the period ended December 31, 1997. A provision of $360,000 was added to the allowance for loan losses, increasing the end of period balance to $781,000 or .67% of outstanding loans. Management considered the reserve for loan loss level to be adequate at December 31, 1997. Management feels it is prudent to increase the provision due to decisions to change loan composition and loan volume and the resulting increases in the risk levels of the portfolio. During the fiscal year ended December 31, 1996 a $60,000 provision was added to the allowance for loan losses, as compared to no provision during the year ended December 31, 1995.

          Other Income.  Non-interest or "other" income increased $8,000 or 2.2%
to $365,000 for the year ended December 31, 1997.   During the year ended
December 31, 1996, non-interest income amounted to $357,000, a decrease of $211,000 or 37.1% from year-end 1995. Non-interest income is typically derived from service charges on deposit accounts, loan servicing fees, certain fees associated with loans and other services. The decrease in non-interest income in 1996 resulted from the absence of gains on off-balance sheet hedging activities conducted successfully in 1995 and discontinued in 1996.

          General and Administrative Expenses. General and administrative, or non-interest, expenses include compensation and fringe benefits, advertising, data-processing, deposit insurance premiums, occupancy expenses and other costs. Such expenses decreased 1.5% to $3.88 million for the year ended December 31, 1997 from $3.94 million for 1996. Ignoring the $767,000 special one-time FDIC assessment during 1996, general and administrative expenses were 22.4% higher during 1997 than in 1996. The primary reason for this increase was a $601,000 increase in compensation and fringe benefit expenses. Non-interest expenses increased 23.1% for the year ended December 31, 1996 as compared to the year ended December 31, 1995. Excluding the one-time $767,000 assessment in 1996, non-interest expense decreased 0.86% for the year. The ratio of expenses to average assets was 2.38% and 2.55% respectively for the years ending December 31, 1997 and 1996.

          Income Taxes. The effective tax rates for the years ended December 31, 1997, 1996 and 1995 approximate the statutory rate of 34% after giving effect to nontaxable interest, other permanent tax differences, and adjustments to certain deferred tax liabilities.

                            BUSINESS OF THE COMPANY

          Prior to the Conversion, the Company will not transact any material business. Following the Conversion, in addition to directing, planning and coordinating the business activities of Community Savings, the Company will invest the portion of the Conversion proceeds retained by it. See "Use of Proceeds." Upon consummation of the Conversion, the Company will have no significant assets other than the shares of Community Savings' capital stock acquired in the Conversion, the loan receivable held with respect to its loan to the ESOP and that portion of the net proceeds of the Conversion retained by it, and it will have no significant liabilities. As a bank holding company, the Company will be regulated by the Federal Reserve and by the Administrator.

          Cash flow to the Company will be dependent upon investment earnings from the net proceeds retained by it, payments on the ESOP loan and any dividends received from Community Savings. Initially, the Company will neither own nor lease any property, but will instead use the premises, equipment and furniture of Community Savings. At the present time, the Company does not intend to employ any persons other than its officers (who are not anticipated to be separately compensated by the Company), but will utilize the support staff of Community Savings from time to time. The Company expects that employees will be hired as appropriate in the event the Company expands its business in the future. In the future, the Company may loan to, or may deposit or invest in Community Savings, some of the Conversion proceeds it retains. In addition, the Company may consider using some of the proceeds of the Conversion retained by it to expand its operations in its existing primary market and other nearby areas by acquiring other financial institutions or their branches or opening new Community Savings branches. The Company has no existing agreements or understandings with respect to any such acquisitions or branch openings, however.

          Existing management of the Company believes it is in the best interests of the Company and its shareholders for the Company to remain an independent company.


                         BUSINESS OF COMMUNITY SAVINGS

GENERAL

          Community Savings is engaged primarily in the business of attracting deposits from the general public and using such deposits to make loans secured by real estate. Community Savings' primary source of revenue is interest income from its lending activities. Community Savings' other major sources of revenue are interest and dividend income from investments and mortgage-backed securities, interest income from its interest-earning deposit balances in other depository institutions, and transaction and fee income from its lending and deposit activities. The major expenses of Community Savings are interest on deposits and borrowings and general and administrative expenses such as employee compensation and benefits, federal deposit insurance premiums, data processing expenses, advertising expenses and occupancy expenses.

          For many years, Community Savings has operated as a traditional thrift institution in accepting deposits and making almost exclusively mortgage loans. Community Savings has recently begun a transformation process which will enable it to offer more products and services to its customers. Management believes that, when this transformation process is complete, Community Savings will operate more like a community bank than a traditional thrift institution.

          As a North Carolina-chartered savings bank, Community Savings is subject to examination and regulation by the FDIC and the Administrator. Upon consummation of the Conversion, Community Savings, as a subsidiary of the Company, will be subject to indirect regulation by the Federal Reserve. The business and regulation of Community Savings are subject to legislative and regulatory changes from time to time. See "SUPERVISION AND REGULATION - Regulation of Community Savings."

MARKET AREA

          Community Savings' primary market area consists of the communities in Alamance County, North Carolina. Alamance County is located in the Piedmont area of North Carolina east of Greensboro and west of Durham. Its 1990 population was 108,213 and was expected to grow to 120,759 by the year 2010.
The average wage in Alamance County as of 1996 was $22,626, which was below the North Carolina average of $25,393. Employment in Alamance County is diversified among manufacturing, agricultural, retail and wholesale trade, government, services and utilities. Major employers in Alamance County include LabCorp, Alamance County-Burlington Public Schools, Burlington Industries, Inc. and Glen Raven Mills. Employment in Alamance County as of December, 1997 was strong, with an unemployment rate of 2.8%. Based upon 1997 comparative data, Community Savings had 8.63% of the deposits in Alamance County.

LENDING ACTIVITIES

          GENERAL. Community Savings' primary source of revenue is interest and fee income from its lending activities, consisting primarily of mortgage loans for the purchase or refinancing of homes located in its primary market area. Community Savings also makes home equity line of credit loans, construction loans, commercial loans and various types of consumer loans. As of September 30, 1998, only 8.3% of Community Savings' loan portfolio, before net items, was not secured by real estate. On September 30, 1998, Community Savings' largest single outstanding loan had a balance of approximately $1.2 million. In addition to interest earned on loans, Community Savings receives fees in connection with loan originations, loan servicing, loan modifications, late payments, loan assumptions and other miscellaneous services. Community Savings generally originates its fixed-rate mortgage loans with the intention that they will be sold in the secondary market. Its other loans are generally held in its portfolio.

          LOAN PORTFOLIO COMPOSITION. Community Savings' net loan portfolio totaled approximately $127.4 million at September 30, 1998 representing 74.8% of Community Savings' total assets at such date. At such date, 72.8% of Community Savings' loan portfolio, before net items, was composed of home mortgage loans. Commercial, financial and agricultural loans represented 11.4% of Community Savings' loan portfolio, before net items, and construction loans and home equity loans represented 9.1% and 3.7%, respectively, of Community Savings' loan portfolio, before net items, on such date. Consumer loans represented 3.0% of the loan portfolio, before net items. As of September 30, 1998, 92.6% of the loans in Community Savings' loan portfolio, before net items, had adjustable interest rates.

          The following table sets forth the composition of Community Savings' loan portfolio by type of loan at the dates indicated.

                                          At September 30             At December 31
                                         -----------------  ----------------------------------
                                               1998               1997              1996
                                         -----------------  ----------------  ----------------
                                                     % of              % of              % of
                                          Amount    Total    Amount   Total    Amount   Total
                                         ---------  ------  --------  ------  --------  ------

                                                             (In Thousands)
Mortgage                                  $ 94,391   72.8%  $ 97,581   83.9%   $84,652   91.2%

Home equity line of credit                   4,835    3.7      4,778    4.1      4,131    4.5

Construction                                11,736    9.1      5,871    5.1      1,058    1.1

Commercial, financial and agriculture       14,839   11.4      6,120    5.3        400    0.4

Consumer                                     3,916    3.0      1,686    1.4        333    0.4

Held for sale                                    -      -        287    0.2      2,256    2.4
                                          --------  -----   --------  -----    -------  -----
   Total gross loans                       129,717  100.0%   116,323  100.0%    92,830  100.0%
                                                    =====             =====             =====

Less:

   Unearned fees and discounts                 456               439               363

   Loans in process                            727               270             3,848

   Allowance for loan loss                   1,131               781               492
                                          --------          --------           -------
Net loan receivable                       $127,403          $114,833           $88,127
                                          ========          ========           =======

          The following table sets forth the time to contractual maturity or repricing of Community Savings' loan portfolio at September 30, 1998. Loans which have adjustable rates are shown as being due in the period during which rates are next subject to change, while fixed rate and other loans are shown as due in the period of contractual maturity. Demand loans, loans having no stated maturity and overdraft loans are reported as due in one year or less. The table does not include prepayments or scheduled principal repayments. Amounts in the table are net of loans in process and are net of unamortized loan fees.

                                                                At September 30, 1998
                                          ------------------------------------------------------------------
                                                      More Than   More Than   More Than
                                           1 Year     1 Year to  3 Years to  5 Years to  More Than
                                           or Less     3 Years    5 Years     10 Years   10 Years     Total
                                          ---------   ---------  ----------  ----------  ---------  ---------

                                                                   (In Thousands)
Mortgage                                  $ 47,595     $19,383     $25,902    $  1,133   $    378  $ 94,391

Home equity                                  4,835        -           -           -          -        4,835

Construction                                11,736        -           -           -          -       11,736

Commercial, financial and agricultural      14,839        -           -           -          -       14,839

Consumer                                     1,419       1,286         720         445       -        3,870

Other                                           46        -           -           -          -           46

Less: Allowance for loan losses             (1,131)       -           -           -          -       (1,131)

         Loans in process                     (727)       -           -           -          -         (727)

         Unearned fees                        (456)       -           -           -          -         (456)
                                          ---------    --------    --------   --------   --------  --------

                                          $ 78,156     $20,669     $26,622    $  1,578   $   378   $127,403
                                          =========    ========    ========   ========   ========  ========

          The following table sets forth the dollar amount at September 30, 1998 of all loans maturing or repricing more than one year after September 30, 1998 which have fixed or adjustable interest rates.

                     Fixed            Adjustable             Totals
                    -------           ----------            --------
                                    (In Thousands)
Mortgage             $4,347             $42,449             $46,796

Consumer              2,451                --                 2,451
                     ------             -------             -------

  Total              $6,798             $42,449             $49,247
                     ======             =======             =======

          ORIGINATION AND SALE OF LOANS. Most of the fixed interest rate home mortgage loans originated by Community Savings are underwritten in conformity with Federal National Mortgage Association ("FNMA") or Federal Home Loan Mortgage Corporation ("FHLMC") underwriting standards and are sold to FHLMC or other secondary market purchasers. Loans are generally sold without recourse. Community Savings generally continues to service the loans it sells to FHLMC, which generates servicing fee income. Adjustable rate mortgage loans are generally held in Community Savings' portfolio.

          The table below sets forth Community Savings' loan origination and sale activity and loan portfolio repayment experience during the periods indicated.

                                                                                Year Ended
                                                                               December 31,
                                                                      -------------------------------
                                                                           1997             1996
                                                                      ---------------  --------------
                                                                              (In Thousands)
Loans receivable, net, beginning of period                               $ 88,127          $77,591

Loan originations, net of principal repayments:
     Held-for-investment /(1)/                                             29,189           10,622
     Held-for-sale                                                            415              637
                                                                         --------          -------
          Total loan originations, net of principal repayments             29,604           11,259

Loan sales                                                                 (2,429)            (588)

Changes in loan allowance, net                                               (470)            (134)
                                                                         --------          -------
Loans receivable, net, end of period                                     $114,833          $88,127
                                                                         ========          =======

(1) Includes $125,000 and $165,000 in loan purchases during 1997 and 1996, respectively.

          HOME MORTGAGE LENDING. Community Savings' primary lending activity is the origination of mortgage loans to enable borrowers to purchase or refinance homes. Consistent with Community Savings' emphasis on being a community-oriented financial institution, it is and has been Community Savings' strategy to focus its lending efforts in its primary market area and in surrounding areas. On September 30, 1998, approximately 72.8% of Community Savings' real estate loan portfolio, before net items, consisted of home mortgage loans.
These include both loans secured by detached single-family residences and condominiums and loans secured by housing containing not more than four separate dwelling units.

          Community Savings originates conventional mortgage loans secured by owner-occupied property in amounts of up to 95% of the value of the property. Private mortgage insurance is generally required if the loan amount exceeds 80% of the value of the property. The loans have both fixed and adjustable rates; however, fixed rate home mortgage loans are generally sold in the secondary market. The maximum term for home mortgage loans is 30 years. Substantially all of the fixed-rate loans in Community Savings' mortgage loan portfolio have due on sale provisions allowing Community Savings to declare the unpaid balance due and payable in full upon the sale or transfer of an interest in the property securing the loan.

          The interest rates on adjustable rate loans are generally fixed for the first one, three or five year period of the loan term and thereafter adjust annually. Many adjustable rate loans have rates which are fixed for the first five years of the loan term. Rate changes on adjustable rate loans are now generally tied to the rates of one-year United States treasury securities adjusted to a constant maturity of one year. Some older adjustable rate loans are indexed to a cost of funds index. The loans have rate caps which limit the amount of changes at the time of each adjustment and over the lives of the loans. Adjustable rate loans are generally considered to involve a greater degree of credit risk than fixed rate loans because borrowers may have difficulty meeting their payment obligations if interest rates and required payment amounts increase substantially. While home mortgage loans are normally originated for up to 30 year terms, Community Savings estimates that such loans remain outstanding for only approximately 80 months, because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Actual loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates, and the interest rates payable on outstanding loans.

          Community Savings generally requires title insurance for its home mortgage loans. Community Savings also generally requires that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount at least equal to the greater of the loan amount or replacement cost of the improvements on the property securing the loans.

          COMMERCIAL, FINANCIAL AND AGRICULTURAL LENDING. On September 30, 1998, Community Savings had $14.8 million outstanding in commercial, financial and agricultural loans, comprising 11.4% of its loan portfolio, before net items. These loans are generally secured by apartments, office, retail and other commercial real estate or by church properties or other real estate in Community Savings' primary market area and most have adjustable interest rates. These loans generally do not exceed 80% of the appraised value of the collateral securing the loans. Community Savings also provides floor plan financing of used automobile dealerships, which loans are secured by inventories of used automobiles. Commercial loans generally have terms of up to five years. Most commercial loans have adjustable interest rates which are generally tied to prime lending rates. Community Savings generally requires title insurance in connection with its commercial, financial and agricultural loans which are secured by real estate. Community Savings also generally requires that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount at least equal to the greater of the loan amount or the replacement cost of the improvements on the property securing the loans.

          Commercial loans generally are larger than home mortgage loans and involve greater concentration of assets and a greater degree of risk. Payments on these loans depend to a large degree on results of operations and management of the properties and may be affected to a greater extent by adverse conditions in real estate markets or the economy in general. Since commercial lending is frequently secured by leased or operating commercial properties, repayment frequently depends upon the results of operations of the tenant or operating entity. Commercial loans also generally involve more specialized and complicated underwriting decisions than home mortgage lending. Community Savings has significantly increased its commercial, financial and agricultural lending in recent years and intends to continue to increase the percentage of its loan portfolio devoted to such loans.

          CONSTRUCTION LENDING. Community Savings makes construction loans for the construction of single-family dwellings and for the construction of multi-family residential and commercial buildings. The aggregate outstanding balance of such loans on September 30, 1998 was approximately $11.7 million, representing approximately 9.1% of Community Savings' loan portfolio, before net items. Some of these loans were made to persons who are constructing properties for the purpose of occupying them; others were made to builders who were constructing properties for sale. Loans made to builders are generally "pure" construction loans, which require the payment of interest during the construction period of generally one year or less and the payment of the principal in full at the end of the construction period. Loans made to individual property owners are both "pure" construction loans and "construction-permanent" loans. Construction-permanent loans generally provide for the payment of interest only during a construction period, after which the loans generally convert to permanent loans with adjustable interest rates having terms similar to home mortgage loans.

          Construction loans for one-to-four family real estate to be occupied by the borrower generally have a maximum loan-to-value ratio of up to 95% of the appraised value of the property. Other construction loans are made at loan to value ratios of up to 80%. Title insurance is generally required for construction loans. In addition, Community Savings generally requires builders risk or casualty insurance (and, if appropriate, flood insurance) on such loans.

          Construction loans are generally considered to involve a higher degree of risk than long-term financing secured by real estate which is already occupied. A lender's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at the completion of construction and the accuracy of the estimated cost (including interest) of construction. If the estimate of construction costs proves to be inaccurate, the lender may be required to advance funds beyond the amount originally committed to permit completion of construction. Also, if the estimate of anticipated value proves to be inaccurate, the lender may have security which has value insufficient to assure full repayment. In addition, repayment of loans made to builders to finance construction of properties for sale is often dependent upon the builder's ability to sell the property once construction is completed.

        HOME EQUITY LENDING. At September 30, 1998, Community Savings had approximately $4.8 million in home equity line of credit loans, representing approximately 3.7% of its loan portfolio, before net items. Community Savings' home equity lines of credit have adjustable interest rates tied to prime interest rates plus a margin. The home equity lines of credit require payments of principal and interest monthly, and all outstanding amounts must be paid in full at the end of 15 years. Home equity lines of credit are generally secured by subordinate liens against residential real property. Community Savings requires title opinions from attorneys in connection with these loans. Community Savings requires that fire and extended coverage casualty insurance (and, if appropriate, flood insurance) be maintained in an amount at least sufficient to cover its loan. Home equity loans are generally limited so that the amount of such loans, along with any senior indebtedness, does not exceed 80% of the value of the real estate security.

        Because home equity loans involve revolving lines of credit which can be drawn over a period of time, Community Savings faces risks associated with changes in the borrower's financial condition. Because home equity loans have adjustable interest rates, increased delinquencies could occur if interest rates increase and borrowers are unable to satisfy higher payment requirements.

        CONSUMER LOANS. Community Savings offers various consumer loans, including automobile loans, boat loans, mobile home loans, loans secured by deposit accounts, overdraft protection account loans and other secured and unsecured loans. At September 30, 1998, Community Savings' consumer loan portfolio totaled $3.9 million, representing 3.0% of its total loan portfolio, before net items. Automobile loans generally have terms not exceeding 60 months, have fixed interest rates and do not exceed 90% of the fair market value of the automobile securing the loan. Other types of consumer loans have terms and collateral requirements tailored to match the type of loan being made. Community Savings generally does not make unsecured loans exceeding $50,000.

        Consumer lending usually involves more risk than residential mortgage lending because payment patterns are more significantly influenced by general economic conditions and because any collateral for such loans frequently consists of depreciating property.

        LOAN SOLICITATION, PROCESSING AND UNDERWRITING. Loan originations are derived from a number of sources such as referrals from real estate brokers, present depositors and borrowers, builders, attorneys, walk-in customers and in some instances, other lenders.

        During its loan approval process, Community Savings assesses the applicant's ability to make principal and interest payments on the loan and the value of the property securing the loan. Community Savings obtains detailed written loan applications to determine the borrower's ability to repay and verifies responses on the loan application through the use of credit reports, financial statements, and other confirmations. Community Savings analyzes the loan application and the property involved, and an appraiser inspects and appraises the property. Community Savings generally requires independent fee appraisals on mortgage loans. Loan officers appraise properties securing consumer loans unless the collateral is complex and justifies an independent fee appraisal. Collateral securing commercial loans of over $250,000 is appraised by outside fee appraisers. Community Savings also obtains information concerning the income, financial condition, employment and the credit history of the applicant.

        In general, loans of up to $500,000 may be approved by a loan committee composed of either two or three senior officers of Community Savings, depending upon the size of the loan. Loans of over $500,000 must be approved by the Board of Directors of Community Savings. Certain types of loans of less than $250,000 can be approved by other loan officers of Community Savings who have specified loan approval authority.

          Normally, upon approval of a home mortgage loan application, Community Savings gives a commitment to the applicant that it will make the approved loan at a stipulated rate any time within a 60 day period. The loan is typically funded at such rate of interest and on other terms which are based on market conditions existing as of the date of the commitment. As of September 30, 1998, Community Savings had $1.0 million in such unfunded mortgage loan commitments and $646,000 unfunded commitments to make other types of loans. In addition, on such date Community Savings had $14.3 million in undisbursed lines of credit.

          NONPERFORMING ASSETS AND ASSET CLASSIFICATION. When a borrower fails to make a required payment on a loan and does not cure the delinquency promptly, the loan is classified as delinquent. In this event, the normal procedure followed by Community Savings is to make contact with the borrower at prescribed intervals in an effort to bring the loan to a current status, and late charges are assessed as allowed by law. In most cases, delinquencies are cured. If a delinquency is not cured, Community Savings normally, subject to any required prior notice to the borrower, commences foreclosure proceedings. If the loan is not reinstated within the time permitted for reinstatement, or the property is not redeemed prior to sale, the property may be sold at a foreclosure sale. In foreclosure sales, Community Savings may acquire title to the property through foreclosure, in which case the property so acquired is offered for sale and may be financed by a loan involving terms more favorable to the borrower than those normally offered.

          Any property acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until such time as it is sold or otherwise disposed of by Community Savings in an effort to recover its investment. Real estate acquired through, or in lieu of, foreclosure is carried at the lower of the estimated fair value of the property less estimated costs to sell or the carrying amount of the defaulted loan plus accrued unpaid interest. The carrying amount is subsequently reduced by additional allowances which are charged to earnings if the estimated fair value declines below its initial value plus any capitalized costs. Costs relating to the development and improvement of the property are capitalized, and costs relating to holding the property are charged to expenses. As of September 30, 1998, Community Savings had no real estate acquired in settlement of loans.

          Loans, including impaired loans, are generally classified as nonaccrual and accrual of interest is suspended if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful (as discussed below) or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days, may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

          Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower.

          While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding, except in the case of loans with scheduled amortization for which the payment is generally applied to the oldest payment due. When the future collection of the recorded loan balance is expected, interest income may be recognized on a cash basis limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

          The following table sets forth information with respect to nonperforming assets identified by Community Savings, including accruing loans 90 days past due, non-accruing loans and real estate owned at the dates indicated.

                                             At September 30      At December 31
                                             ----------------  ---------------------
                                                   1998           1997       1996
                                             ----------------  ----------  ---------
                                                         (In Thousands)
Loans 90 days past due and still accruing           $    218    $    241   $    217
Nonaccrual loans                                           -           -          -
Real estate owned                                          -           -          -
                                                    --------    --------   --------
   Total nonperforming assets                       $    218    $    241   $    217
                                                    ========    ========   ========
Nonperforming loans to total loans                      0.17%       0.21%      0.23%
Nonperforming assets to total assets                    0.13%       0.14%      0.14%
Total assets                                        $170,374    $167,817   $156,751
Total loans, before net items                       $129,718    $116,323   $ 92,830

          Applicable regulations require Community Savings to "classify" its own assets on a regular basis. In addition, in connection with examinations of savings institutions, regulatory examiners have authority to identify problem assets and, if appropriate, classify them. Problem assets are classified as "substandard," "doubtful" or "loss," depending on the presence of certain characteristics as discussed below.

          An asset is considered "substandard" if not adequately protected by the current net worth and paying capacity of the obligor or the collateral pledged, if any. "Substandard" assets include those characterized by well-defined weakness with possible risk of loss if the deficiency is not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable." Assets classified "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a loss reserve is not warranted.

          As of September 30, 1998, Community Savings had approximately $1.4 million of loans internally classified as "substandard," no loans classified as "doubtful" and no loans classified as "loss." Total classified loans as of December 31, 1997 and 1996 were approximately $1.1 million and $927,000, respectively.

          When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for loan losses in an amount deemed prudent by management. These allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities and the risks associated with particular problem assets. When an insured institution classifies problem assets as "loss," it charges off, or writes down the balance of, the asset. Community Savings' determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the FDIC and the Administrator which can order the establishment of additional loss allowances.

          Community Savings also identifies assets which possess credit deficiencies or potential weaknesses deserving close attention by management. These assets are maintained on a "special mention" listing and do not yet warrant adverse classification. At September 30, 1998, Community Savings had no loans categorized as special mention.

          ALLOWANCE FOR LOAN LOSSES. In originating loans, Community Savings recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a secured loan, the quality of the security for the loan, as well as general economic conditions. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, Community Savings' historical loan loss experience, evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Specific allowances are provided for individual loans when ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the net realizable value of the security for the loans.

          In recent periods, Community Savings has significantly increased its allowance for loan losses to reflect the greater inherent risks associated with the increasing size of Community Savings loan portfolio and, in particular, the increasing size of its commercial, construction and consumer loan portfolio.

          Management continues to actively monitor Community Savings' asset quality, to charge off loans against the allowance for loan losses when appropriate and to provide specific loss reserves when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determinations.

          The following table describes the activity related to Community Savings' allowance for loan losses for the periods indicated.

                                                  Nine Months
                                                     Ended           Year Ended
                                                 September 30,      December 31,
                                                 --------------  -------------------

                                                      1998         1997       1996
                                                      ----         ----       ----
                                                            (In Thousands)
Beginning balance                                     $    781   $    492   $   431
Provision for loan losses                                  350        360        60
Charge-offs                                                  -         71         -
Recoveries                                                   -          -        (1)
                                                      --------   --------   -------
 Net charge-offs                                             -         71        (1)
                                                      --------   --------   -------
Balance, end of period                                $  1,131   $    781   $   492
                                                      ========   ========   =======
Ratio of net charge-offs to average loans
  outstanding                                             0.00%      0.07%     0.00%
Ratio of allowance to total loans outstanding
  at end of period                                        0.87%      0.67%     0.54%
Ratio of allowance to total nonperforming
  assets at end of period                               518.81%    324.07%   226.73%
Total loans, before net items                         $129,718   $116,323   $92,830
Average loans, before allowance                       $121,355   $102,607   $82,942
Nonperforming assets                                  $    218   $    241   $   217

          The following table sets forth the composition of the allowance for loan losses by type of loan at the dates indicated. The allowance is allocated to specific categories of loans for statistical purposes only, and may be applied to loan losses incurred in any loan category.

                                     AT SEPTEMBER 30,                                           AT DECEMBER 31,
                             --------------------------------              -------------------------------------------------------
                                           1998                                     1997                              1996
                             --------------------------------   --------------------------------  ---------------------------------
                                        PERCENT OF    AMOUNT               PERCENT OF   AMOUNT               PERCENT OF    AMOUNT
                                         ALLOWANCE   OF LOANS              ALLOWANCE   OF LOANS              ALLOWANCE    OF LOANS
                             AMOUNT OF   TO TOTAL    TO GROSS   AMOUNT OF   TO TOTAL   TO GROSS   AMOUNT OF   TO TOTAL    TO GROSS
                             ALLOWANCE   ALLOWANCE    LOANS     ALLOWANCE   ALLOWANCE   LOANS     ALLOWANCE  ALLOWANCE      LOANS
                             ---------  -----------  --------  ----------- ----------- --------  ----------- ----------   -------
                                                                  (DOLLARS IN THOUSANDS)
Mortgage                      $  451          40 %    72.8%         $578          74 %    83.9%         $363         74%    91.2%
Home equity line of credit       136          12       3.7            39           5       4.1            25          5      4.5
Construction                     170          15       9.1            62           8       5.1            15          3      1.1
Commercial, financial ,          283          25      11.4            78          10       5.3            49         10      0.4
 agricultural
Consumer                          91           8       3.0            20           2       1.4            25          5      0.4
Held-for-sale                      -           -       0.0             4           1       0.2            15          3      2.4
                              ------         ---     -----          ----         ---     -----          ----        ---    -----
Total                         $1,131         100%    100.0%         $781         100%    100.0%         $492        100%   100.0%
                              ======         ===     =====          ====         ===     =====          ====        ===    =====


INVESTMENT AND MORTGAGE-BACKED SECURITIES

          Interest and dividend income from investment and mortgage-backed securities generally provides the second largest source of income to Community Savings after interest on loans. In addition, Community Savings receives interest income from deposits in other financial institutions and from federal funds sold. At September 30, 1998, Community Savings' investment and mortgage-backed securities portfolio totaled approximately $30.9 million, consisting of U.S. government and agency securities, municipal bonds, stock of the Federal Home Loan Bank of Atlanta and participation certificates issued by the Government National Mortgage Association ("GNMA") FNMA, FHLMC and Real Estate Mortgage Investment Conduits ("REMICS").

          Investments in mortgage-backed securities involve a risk that, because of changes in the interest rate environment, actual prepayments will be greater than estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments, thereby reducing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities. In addition, the market value of such securities may be adversely affected by changes in interest rates.

          The Financial Accounting Standards Board has issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. These investments are to be classified in three categories and accounted for as follows: (1) debt securities that the entity has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with net unrealized gains and losses included in earnings; and (3) debt and equity securities not classified as either held-to-maturity or trading securities are classified as securities available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of equity. At September 30, 1998, Community Savings had no trading securities.

          The amortized cost of securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other than temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

          As a member of the FHLB of Atlanta, Community Savings is required to maintain an investment in stock of the FHLB of Atlanta equal to the greater of 1% of Community Savings' outstanding home loans or 5% of its outstanding advances from the FHLB of Atlanta. No ready market exists for such stock, which is carried at cost. As of September 30, 1998, Community Savings' investment in stock of the FHLB of Atlanta was $1.4 million.

      The following table sets forth certain information regarding Community Savings' investment and mortgage-backed securities portfolio at the dates indicated.

                                                     At September 30    At December 31
                                                     ---------------  ------------------
                                                          1998          1997      1996
                                                     ---------------  --------  --------
                                                                 (In Thousands)
US government and agency obligations
   US treasury securities - Held to maturity                 $   504   $ 6,347   $15,249
   US treasury securities - Available for sale                 1,029     4,030     4,975
   Federal agency securities - Held to maturity                2,997     6,955     9,959
   Federal agency securities - Available for sale             10,263     5,037     2,002
                                                             -------   -------   -------
          Total U.S. Government and agency                    14,793    22,369    32,185
                                                             -------   -------   -------
Municipal securities - Held to maturity                            -        95       195
Municipal securities - Available for sale                        889         -         -
                                                             -------   -------   -------
          Total municipal securities                             889        95       195
                                                             -------   -------   -------
Other equity securities - Available for sale                      14        14        14
                                                             -------   -------   -------
          Total other equity securities                           14        14        14
                                                             -------   -------   -------
Mortgage - backed securities
   GNMA - Held to maturity                                     1,375     2,254     2,570
   GNMA - Available for sale                                       -         -     2,189
   FNMA - Available for sale                                   1,255         -         -
   FHLMC - Held to maturity                                    3,173     4,498     5,434
   FHLMC -  Available for sale                                     -        49        85
   REMIC's - Held to maturity                                    689     1,898     3,310
   REMIC's - Available for sale                                8,751     9,448    10,212
                                                             -------   -------   -------
          Total mortgage-backed securities                    15,243    18,147    23,800
                                                             -------   -------   -------
Total investment and mortgage-backed securities              $30,939   $40,625   $56,194
                                                             =======   =======   =======

          At September 30, 1998, the market value of Community Savings' investment securities available for sale and held to maturity were $22.2 million and $9.0 million, respectively.

          The following table sets forth certain information regarding the carrying value, weighted average yields and contractual maturities of Community Savings' debt securities portfolio as of September 30, 1998.

                                                                                        After One Year        After Five
                                                                  One Year or Less    Through Five Years   Through Ten Years
                                                                  -----------------   ------------------   -----------------
                                                                           Weighted            Weighted            Weighted
                                                                            Average             Average             Average
                                                                  Amount     Yield    Amount     Yield    Amount     Yield
                                                                  -------   -------   ------    -------   ------    -------
                                                                 (Dollars In Thousands)
Debt securities
  U.S. treasury notes - held to maturity                          $   504      6.32%  $     -         -%  $     -         -%
  Federal agency securities - held to maturity                      1,998      5.78       999      6.67         -         -
                                                                  -------   -------   -------    ------   -------   --------
    Total debt securities - held to maturity                        2,502      5.89       999      6.67         -         -
                                                                  -------   -------   -------    ------   -------   --------
   U.S. treasury notes - available for sale                             -         -     1,029      6.19         -         -
   Federal Home Loan Bank bonds - available for sale                    -         -     7,998      6.05         -         -
                                                                  -------   -------   -------    ------   -------   --------
     Total debt securities - available for sale                         -         -     9,027      6.07         -         -
                                                                  -------   -------   -------    ------   -------   --------
   Mortgage - backed securities - held to maturity-
     GNMA participation certificates-                                   -         -         -         -       168    10.360%
     FHLMC participation certificates                                   -         -         -         -         -         -
     REMIC's                                                            -         -         -         -       417      6.05%
                                                                  -------   -------   -------    ------   -------   --------

       Total mortgage-backed securities - held to maturity              -         -                           585      7.29%
                                                                  -------   -------   -------    ------   -------   --------
   Mortgage-backed securities - available for sale
     FNMA participation certificates                                    -         -         -         -         -         -
     REMIC's                                                            -         -         -         -         -         -
                                                                  -------   -------   -------    ------   -------   --------
       Total mortgage-backed securities - available for sale            -         -         -         -         -         -


     Municipal Securities - available for sale                          -         -         -         -         -         -

                                                                  -------   -------   -------    ------   -------   --------

Total debt securities                                             $ 2,502      5.89%  $10,026      6.12%  $   585      7.29%
                                                                  =======   =======   =======    ======   =======   ========



                                                                    After Ten Years                  Total
                                                                  --------------------    ----------------------------
                                                                              Weighted                        Weighted
                                                                               Average                         Average
                                                                   Amount      Yield            Amount         Yield
                                                                  ---------   --------    -----------------  ---------
Debt securities
U.S. treasury notes - held to maturity                             $     -          -%       $    504            6.32%
  Federal agency securities - held to maturity                           -          -           2,997            6.08
                                                                  ---------   --------     ----------         ---------
    Total debt securities - held to maturity                             -          -           3,501            6.11
                                                                  ---------   --------     ----------         ---------
                                                                                                1,029            6.19
   U.S. treasury notes - available for sale                              -          -
   Federal Home Loan Bank bonds - available for sale                 2,265       6.87          10,263            6.40
                                                                  ---------   --------     ----------         ---------
     Total debt securities - available for sale                      2,265       6.87          11,292            6.38
                                                                  ---------   --------     ----------         ---------

   Mortgage - backed securities - held to maturity-
     GNMA participation certificates-                                1,207       8.79           1,375            8.98
     FHLMC participation certificates                                3,173       9.56           3,173            9.56
     REMIC's                                                           272       6.50             689            6.50
                                                                  ---------   --------     ----------         ---------

       Total mortgage-backed securities - held to maturity           4,652       9.18           5,237            9.01
                                                                  ---------   --------     ----------         ---------
   Mortgage-backed securities - available for sale
     FNMA participation certificates                                 1,255       6.30           1,255            6.30
     REMIC's                                                         8,751       6.42           8,751            6.42
                                                                  ---------   --------     ----------         ---------

       Total mortgage-backed securities - available for sale        10,006       6.42          10,006            6.40
                                                                  ---------   --------     ----------         ---------

     Municipal Securities - available for sale                         889       6.89             889            6.89

Total debt securities                                              $17,812       7.15%      $  30,925            6.77%
                                                                  =========   ========     ==========         =========

DEPOSITS AND BORROWINGS

         GENERAL. Deposits are the primary source of Community Savings' funds for lending and other investment purposes. In addition to deposits, Community Savings derives funds from loan principal repayments, loan interest payments, interest and principal repayments from investments and mortgage-backed securities, interest from its own interest-earning deposits and otherwise from its operations. Repayments and income are relatively stable sources of funds while deposit inflows and outflows may be significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer term basis for general business purposes.

         DEPOSITS. Community Savings attracts both short-term and long-term deposits from the general public by offering a variety of accounts and rates. Community Savings offers statement savings accounts, negotiable order of withdrawal accounts, money market demand accounts, non-interest-bearing accounts, and fixed interest rate certificates with varying maturities. At September 30, 1998, 76.0% of Community Savings' deposits consisted of certificate accounts, 13.0% consisted of statement savings accounts, 10.8% consisted of interest-bearing transaction accounts and an insignificant amount consisted of noninterest-bearing transaction accounts.

         Deposit flows are greatly influenced by economic conditions, the general level of interest rates, competition, and other factors, including the restructuring of the thrift industry. Community Savings' savings deposits traditionally have been obtained primarily from its primary market area. Community Savings utilizes traditional marketing methods to attract new customers and savings deposits, including print media advertising and direct mailings. Community Savings does not advertise for deposits outside of its local market area or utilize the services of deposit brokers.

         The following table sets forth information relating to Community Savings' deposit flows during the periods shown and deposits at the end of such periods.

                                                        At or for the
                                                         Nine Months        At or for the
                                                            Ended            Year Ended
                                                        September 30,        December 31,
                                                        -------------        ------------

                                                            1998          1997         1996
                                                            ----          ----         ----

                                                                     (In Thousands)
Total deposits at beginning of period                    $ 134,697    $ 122,524     $ 118,907

Net increase (decrease) before interest
  credited                                                     106        8,225           156

Interest credited                                            3,721        3,948         3,461
                                                         ---------    ---------     ---------
Total deposits at end of period                          $ 138,024    $ 134,697     $ 122,524
                                                         =========    =========     =========

         The following table sets forth certain other information regarding Community Savings' savings deposits at the dates indicated.

                                         September 30, 1998                        December 31, 1997           December 31, 1996
                             -------------------------------------------  ---------------------------------  -----------------------


                               Minimum               Percent   Weighted                 Percent   Weighted              Percent
                               Deposit                 of       Average                   of       Average                of
                              Required    Balance   Deposits     Rate       Balance    Deposits     Rate     Balance   Deposits
                             -----------  --------  ---------  ---------  -----------  ---------  ---------  --------  ----------
                                                                        (Dollars In Thousands)
Demand accounts:
   Non-interest bearing          $     1  $    345      0.25%                $    716      0.53%             $    744     0.61%
   NOW and money market          $   100    14,847     10.76       2.35%       14,712     10.92       3.01%    13,968    11.40
    accounts                     $   100    17,984     13.03       2.76%       19,069     14.16       3.00%    21,051    17.18
   Statement/passbook                     --------    ------                 --------  ---------             --------  ---------
       Total demand deposits                33,176     24.04                   34,497     25.61                35,763    29.19
                                          --------    ------                 --------  ---------                       ---------
 Time Deposits:
   Certificate accounts
    with original
    maturities of:
  3 months                       $   500       239      0.17                      217      0.16                   350     0.29
  6 months                       $   500    11,281      8.17                    6,060      4.50                 8,692     7.09
  7 months                       $10,000     7,202      5.22                   15,838     11.76                 4,987     4.07
  9 months                       $   500    24,914     18.05                    8,438      6.26                10,028     8.18
  12 months                      $   500    21,390     15.50                   12,809      9.51                 9,344     7.63
  18 months - IRA                $   100    15,588     11.29                   15,062     11.18                14,296    11.67
  18 months                      $   500    11,796      8.55                   25,223     18.73                18,400    15.02
  24 months                      $   500     4,347      3.15                    5,429      4.03                 7,518     6.14
  30 months                      $   500     3,108      2.25                    4,697      3.49                 4,665     3.81
  36 months                      $   500     2,347      1.70                    3,549      2.63                 4,386     3.58
  48 months                      $   500       577      0.42                      744      0.55                 1,764     1.44
  60 months and over             $   500     2,059      1.49                    2,134      1.58                 2,331     1.90
                                          --------    ------                 --------  --------              --------  ---------
    Total time deposits                    104,848     75.96       5.52%      100,200     74.39       5.72%    86,761    70.81
                                          --------    ------                 --------  --------              --------  ---------

    Total deposits                        $138,024    100.00%                $134,697    100.00%             $122,524   100.00%
                                          ========    ======                 ========  ========              ========  =========

                                          December 31, 1996
                                         ----------------------
                                               Weighted
                                               Average
                                                 Rate
                                         ----------------------
Demand accounts:
   Non-interest bearing
   NOW and money market
    accounts                                     3.13%
   Statement/passbook                            3.00%
    Total demand deposits

Time Deposits:
   Certificate accounts
    with original
    maturities of:
  3 months
  6 months
  7 months
  9 months
  12 months
  18 months - IRA
  18 months
  24 months
  30 months
  36 months
  48 months
  60 months and over

    Total time deposits                          5.58%

    Total deposits

     The following table presents the maturities of all certificates of deposits as of September 30, 1998:

                                                     (IN THOUSANDS)
One year or less                                          $ 87,842
More than 1 and less than 3 years                           15,697
More than 3 years                                            1,309
                                                          --------
               Total                                      $104,848
                                                          ========

Based upon historical experience, Community Savings expects that a substantial percentage of its time deposits coming due within twelve months after September 30, 1998 will be renewed.

          As of September 30, 1998, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was $17.0 million, representing 16.2% of all certificates of deposit on such date. Some of these deposits were deposits of state and local governments which are subject to rebidding from time to time and to securitization requirements. The following table presents the maturity of these time certificates of deposit at such date.

                                                  (IN THOUSANDS)
3 Months or less                                        $ 3,352
Over 3 months through 12 months                          11,338
Over 12 months                                            2,291
                                                        -------
               Total                                    $16,981
                                                        =======

          BORROWINGS. Community Savings' principal source of long-term borrowings is advances from the FHLB of Atlanta. The FHLB system functions in a reserve credit capacity for savings institutions. As a member, Community Savings is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances from the FHLB of Atlanta on the security of that stock and a floating lien on certain of its real estate secured loans and other assets. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB of Atlanta's assessment of the institution's creditworthiness. The table below presents the amounts of borrowed money owed by Community Savings as of the dates indicated, along with the weighted average interest rates payable on such borrowings and the maturity dates of the indebtedness. All borrowings were obtained from the FHLB of Atlanta and all were repayable in full within one year.

                                                    At or for the Nine
                                                     Months  Ended        At or for the Year Ended
                                                      September 30,             December 31,
                                                    ------------------    ------------------------
                                                           1998              1997            1996
                                                           ----              ----            ----

                                                                (Dollars In Thousands)
FHLB advances:
  Average balance outstanding (monthly)                  $5,611            $7,788          $8,333
  Maximum amount outstanding at any
    month-end during the period                          $6,700            $8,950          $9,000
Balance outstanding at end of period                     $5,000            $6,700          $9,000
Weighted average interest rate during the period           6.05%             5.91%           5.51%
Weighted average interest rate at end of period            5.38%             5.94%           5.73%

SUBSIDIARIES

     As a North Carolina-chartered savings bank, Community Savings is able to invest up to 10% of its total assets in subsidiary service corporations. However, any investment in service corporations which would cause Community Savings to exceed an investment of three percent of assets must receive prior approval of the FDIC. Community Savings has one subsidiary, Community Financial Services, Inc., which is engaged in discount brokerage sales activities pursuant to an agreement with UVEST Financial Services Group, Inc. Community Financial Services, Inc. was organized in 1997 and has one employee. As of September 30, 1998, Community Savings' investment in Community Financial Services, Inc. was $100,000 or less than one percent of assets.

PROPERTIES

          The following table sets forth the location of Community Savings' offices, as well as certain other information relating to its offices as of September 30, 1998.


             Address                   Function         Type      Net Book Value    Deposits
----------------------------------  --------------  ------------  --------------   -----------
708 South Church Street                                 land            $ 75,488
Burlington, North Carolina 27215     Main Branch      building          $505,873   $82,088,683

166 Huffman Mill Road                                   land            $ 48,676
Burlington, North Carolina 27215        Branch        building          $240,246   $24,260,842

257 South Graham-Hopedale Road                          land            $ 50,279
Burlington, North Carolina 27215        Branch        building          $184,032   $14,999,561

227 South Main Street                                   land            $ 86,848
Graham, North Carolina 27253            Branch        building          $145,868   $16,674,704

612 South Church Street                 Credit          land            $ 89,386
Burlington, North Carolina 27215    Administration    building          $ 91,568             -

500 South Main Street                                leasehold
Burlington, North Carolina 27215    Administration  improvements        $  4,927             -

          All of the real properties are owned by Community Savings except the facilities at 500 South Main Street in Burlington, North Carolina. Those facilities, which house Community Savings' credit administration operations, are leased pursuant to a lease which expires in March, 2001.

          The total net book value of Community Savings' furniture, fixtures and equipment at September 30, 1998 was $748,000.

LEGAL PROCEEDINGS

          From time to time, Community Savings is a party to legal proceedings which arise in the ordinary course of its business. Most commonly, such proceedings are commenced by Community Savings to enforce obligations owed to it. From time to time, claims are asserted against Community Savings directly or as defenses and counterclaims in actions filed by Community Savings. At this time, Community Savings is not a party to any legal proceeding which is expected to have a material effect on its financial condition or results of operations.

COMPETITION

          Community Savings faces strong competition both in attracting deposits and making real estate and other loans. Its most direct competition for deposits has historically come from other savings institutions, credit unions and commercial banks located in its primary market area, including large financial institutions with a statewide and nationwide presence which have greater financial and marketing resources available to them. As of June 30, 1998, there were 11 depository institutions with 40 offices in Alamance County, North Carolina. Based upon June, 1997 comparative data, Community Savings had 8.63% of the deposits in Alamance County. Community Savings has also faced additional significant competition for investors' funds from short-term money market securities and other corporate and government securities. The ability of Community Savings to attract and retain savings deposits depends on its ability to provide a rate of return, liquidity and risk comparable to that offered by competing investment opportunities.

          Community Savings experiences strong competition for real estate loans from other savings institutions, commercial banks, credit unions and mortgage banking companies. Community Savings competes for loans primarily through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers. Competition may increase as a result of the elimination of restrictions on the interstate operations of financial institutions.

EMPLOYEES

          As of September 30, 1998, Community Savings had 55 full-time employees and 9 part-time employees. Community Savings provides its employees with basic and major medical insurance, life insurance, sick leave and vacation benefits. In addition, Community Savings maintains a 401(k) profit sharing plan which covers substantially all of its employees. See "Management of Community Savings
- 401(k) Profit Sharing Plan".

          In connection with the Conversion, Community Savings has adopted the ESOP, which will provide benefits to employees of Community Savings. See "Management of Community Savings - Employee Stock Ownership Plan." Also, the Boards of Directors of the Company and Community Savings plan to adopt, and stockholders of the Company will be asked to approve, the MRP and the Stock Option Plan at a meeting of stockholders following the Conversion. See "Management of Community Savings - Proposed Management Recognition Plan" and "- Proposed Stock Option Plan." The MRP and Stock Option Plans will provide stock-based benefits to directors and certain employees.

          Employees are not represented by any union or collective bargaining group, and Community Savings considers its employee relations to be good.


                                   TAXATION

FEDERAL INCOME TAXATION

     GENERAL. Savings institutions such as Community Savings are subject to the taxing provisions of the Internal Revenue Code of 1986, as amended (the "Code") applicable generally to corporations, as modified by certain provisions specifically applicable to financial or thrift institutions. Income is reported using the accrual method of accounting. The maximum corporate federal income tax rate is 35%.

     BAD DEBT RESERVES. For fiscal years beginning prior to December 31, 1995, thrift institutions which qualified under certain definitional tests and other conditions of the Code were permitted certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans (generally loans secured by interests in real property improved or to be improved) under (i) a method based on a percentage of the institution's taxable income, as adjusted (the "percentage of taxable income method") or (ii) a method based on actual loss experience (the "experience method"). The reserve for nonqualifying loans was computed using the experience method.

     The percentage of taxable income method was limited to 8% of taxable income, subject to certain limitations. In order to qualify for the percentage of taxable income method, an institution had to have at least 60% of its assets as "qualifying assets" which generally included cash, obligations of the United States government or an agency or instrumentality thereof or of a state or political subdivision, residential real estate-related loans, and loans secured by savings accounts and property used in the conduct of its business. In addition, it had to meet certain other supervisory tests and operate principally for the purpose of acquiring savings and investing in loans. Institutions which became ineligible to use the percentage of taxable income method had to change to either the reserve method or the specific charge-off method that applied to banks.

     In August 1996, provisions repealing the thrift bad debt rules were passed by Congress as part of the "The Small Business Job Protection Act of 1996." The new rules eliminated the 8% of taxable income method for deducting additions to the tax bad debt reserves for all thrifts for tax years beginning after December 31, 1995. For taxable years beginning after December 31, 1995, Community Savings' bad debt deduction are based on the experience method. These rules also require that all thrift institutions recapture all or a portion of their bad debt reserves added since the last taxable year beginning before January 1, 1988. The new rules allow an institution to suspend the bad debt reserve recapture for the 1996 and 1997 tax years if the institution's lending activity for those years is equal to or greater than the institution's average mortgage lending activity for the six taxable years preceding 1996 adjusted for inflation. For this purpose, only home purchase and home improvement loans are included and the institution can elect to have the tax years with the highest and lowest lending activity removed from the average calculation. If an institution is permitted to postpone the reserve recapture, it must begin its six year recapture no later than the 1998 tax year. Community Savings has previously recorded a deferred tax liability equal to the bad debt recapture applicable to the post 1987 additions to its bad debt reserve. As a result, this recapture requirement applicable to 1987 additions to bad debt reserves will have no material impact on Community Savings' net income or federal income tax expense.

     TAXABLE DISTRIBUTIONS AND RECAPTURE. Prior to the 1996 legislation, bad debt reserves created prior to the 1988 tax year were subject to recapture into taxable income should the thrift institution fail to meet certain thrift asset and definitional tests. New federal legislation eliminated these thrift-related recapture rules. Community Savings is not required to provide a deferred tax liability for the tax effect of additions to the tax bad debt reserve through 1987.

     Retained income at December 31, 1997, includes approximately $5.2 million for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for income tax purposes only. Reductions of the amount so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate.

     ALTERNATIVE MINIMUM TAXES. Community Savings may also be subject to the corporate alternative minimum tax ("AMT"). This tax is applicable only to the extent it exceeds the regular corporate income tax. The AMT is imposed at the rate of 20% of the corporation's alternative minimum taxable income ("AMTI") subject to applicable statutory exemptions. AMTI is calculated by adding certain tax preference items and making certain adjustments to the corporation's regular taxable income. Preference items and adjustments generally applicable to financial institutions include, but are not limited to, the following: (i) the excess of the bad debt deduction over the amount that would have been allowable on the basis of actual experience; (ii) interest on certain tax-exempt bonds issued after August 7, 1986; and (iii) 75% of the excess, if any, of a corporation's adjusted earnings and profits over its AMTI (as otherwise determined with certain adjustments). Net operating loss carry-overs, subject to certain adjustments, may be utilized to offset up to 90% of the AMTI. Credit for AMT paid may be available in future years to reduce future regular federal income tax liability. Community Savings has not been subject to the AMT in recent years.

     Community Savings' federal income tax returns have not been audited in the last six tax years.

STATE AND LOCAL TAXATION

     Under North Carolina law, the corporate income tax rate for the 1996 and 1997 tax years is 7.75% and 7.5%, respectively, of federal taxable income as computed under the Code, subject to certain prescribed adjustments. An annual state franchise tax is imposed at a rate of 0.15% applied to the greatest of the institution's (i) capital stock, surplus and undivided profits, (ii) investment in tangible property in North Carolina or (iii) appraised valuation of property in North Carolina.

     Under the current legislation, the North Carolina corporate tax rate will drop to 7.25% in 1998, 7% in 1999, and 6.9% thereafter.


                          SUPERVISION AND REGULATION

REGULATION OF THE COMPANY

     GENERAL. The Company was organized for the purpose of acquiring and holding all of the capital stock of Community Savings to be issued in the Conversion. As a bank holding company subject to the Bank Company Act of 1956, as amended ("BHCA"), the Company will become subject to certain regulations of the Federal Reserve. Under the BHCA, the Company's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.
The BHCA prohibits the Company from acquiring direct or indirect control of more than 5% of the outstanding voting stock or substantially all of the assets of any bank or savings bank or merging or consolidating with another bank holding company or savings bank holding company without prior approval of the Federal Reserve.

     Additionally, the BHCA prohibits the Company from engaging in, or acquiring ownership or control of, more than 5% of the outstanding voting stock of any company engaged in a nonbanking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be properly incident thereto. The BHCA generally does not place territorial restrictions on the activities of such nonbanking related activities.

     Similarly, Federal Reserve approval (or, in certain cases, non-disapproval) must be obtained prior to any person acquiring control of the Company. Control is conclusively presumed to exist if, among other things, a person acquires more than 25% of any class of voting stock of the Company or controls in any manner the election of a majority of the directors of the Company. Control is presumed to exist if a person acquires more than 10% of any class of voting stock and the stock is registered under Section 12 of the Exchange Act or the acquiror will be the largest shareholder after the acquisition.

     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance funds in the event the depository institution becomes in danger of default or in default. For example, to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all acceptable capital standards as of the time the institution fails to comply with such capital restoration plan. Under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. The Federal Reserve under the BHCA also has the authority to require a bank holding company to terminate any activity or to relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

     In addition, insured depository institutions under common control are required to reimburse the FDIC for any loss suffered by either the SAIF or the Bank Insurance Fund (the "BIF") as a result of the default of a commonly controlled insured depository institution and for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

     As a result of the Company's ownership of Community Savings, the Company will be registered under the savings bank holding company laws of North Carolina. Accordingly, the Company will also be subject to regulation and supervision by the Administrator.

     CAPITAL ADEQUACY GUIDELINES FOR HOLDING COMPANIES. The Federal Reserve has adopted capital adequacy guidelines for bank holding companies and banks that are members of the Federal Reserve system and have consolidated assets of $150 million or more.

     Bank holding companies subject to the Federal Reserve's capital adequacy guidelines are required to comply with the Federal Reserve's risk-based capital guidelines. Under these regulations, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be "Tier I capital," principally consisting of common stockholders' equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less certain goodwill items. The remainder ("Tier II capital") may consist of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock, and a limited amount of the general loan loss allowance. In addition to the risk-based capital guidelines, the Federal Reserve has adopted a minimum Tier I capital (leverage) ratio, under which a bank holding company must maintain a minimum level of Tier I capital to average total consolidated assets of at least 3% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion.
All other bank holding companies are expected to maintain a Tier I capital (leverage) ratio of at least 1% to 2% above the stated minimum.

     DIVIDEND AND REPURCHASE LIMITATIONS. In connection with the Conversion, Community Savings has agreed with the FDIC that, during the first year after consummation of the Conversion, neither the Company nor Community Savings will pay any dividend or make any other distribution to its stockholders which represents, is characterized as, or is treated for federal tax purposes as, a return of capital. In addition, the Company must obtain Federal Reserve approval in order to use more than 10% of its net worth to make stock repurchases during any 12 month period unless the Company (i) both before and after the redemption satisfies capital requirements for "well capitalized" state member banks; (ii) received a one or two rating in its last examination; and
(iii) is not the subject of any unresolved supervisory issues. Although the payment of dividends and repurchase of stock by the Company are subject to the requirements and limitations of North Carolina corporate law, except as set forth in this paragraph, neither the Administrator nor the FDIC have promulgated any regulations specifically limiting the right of the Company to pay dividends and repurchase shares. However, the ability of the Company to pay dividends or repurchase shares may be dependent upon the Company's receipt of dividends from Community Savings. Community Savings' ability to pay dividends is limited. See " - Regulation of Community Savings - Restrictions on Dividends and Other Capital Distributions."

     CAPITAL MAINTENANCE AGREEMENT. In connection with the Administrator's approval of the Company's application to acquire control of Community Savings, the Company was required to execute a capital maintenance agreement whereby it has agreed to maintain Community Savings' capital in an amount sufficient to enable Community Savings to satisfy all regulatory capital requirements.

     FEDERAL SECURITIES LAW. The Company has filed with the SEC a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), for the registration of the Common Stock to be issued in the Conversion. The Company intends to register the Common Stock with the SEC pursuant to Section 12 of the Exchange Act. Upon such registration, the proxy and tender offer rules, insider trading reporting requirements and restrictions, annual and periodic reporting and other requirements of the Exchange Act will be applicable to the Company.

REGULATION OF COMMUNITY SAVINGS

     GENERAL. Federal and state legislation and regulation significantly affect the operations of federally-insured savings institutions and other federally regulated financial institutions. The operations of regulated depository institutions, including Community Savings, are subject to changes in applicable statutes and regulations from time to time. Such changes may or may not be favorable to Community Savings.

     Community Savings is a North Carolina-chartered savings bank, is a member of the FHLB system, and its deposits are insured by the FDIC through the SAIF. It is subject to examination and regulation by the FDIC and the Administrator and to regulations governing such matters as capital standards, mergers, establishment of branch offices, subsidiary investments and activities, and general investment authority. Generally, North Carolina-chartered savings banks whose deposits are insured by the SAIF are subject to restrictions with respect to activities and investments, transactions with affiliates and loans-to-one borrower similar to those applicable to federally-chartered SAIF-insured savings associations. Such examination and regulation is intended primarily for the protection of depositors and the federal deposit insurance funds.

     Community Savings is subject to various regulations promulgated by the Federal Reserve including, without limitation, Regulation B (Equal Credit Opportunity), Regulation D (Reserves), Regulation E (Electronic Fund Transfers), Regulation O (Loans to Executive Officers, Directors and Principal Shareholders), Regulation Z (Truth in Lending), Regulation CC (Availability of Funds) and Regulation DD (Truth in Savings). As holders of loans secured by real property and as owners of real property, financial institutions, including Community Savings, may be subject to potential liability under various statutes and regulations applicable to property owners generally, including statutes and regulations relating to the environmental condition of real property.

     The FDIC has extensive enforcement authority over North Carolina-chartered savings banks, including Community Savings. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

     The grounds for appointment of a conservator or receiver for a North Carolina savings bank on the basis of an institution's financial condition include: (i) insolvency, in that the assets of the savings bank are less than its liabilities to depositors and others; (ii) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (iii) existence of an unsafe or unsound condition to transact business; (iv) likelihood that the savings bank will be unable to meet the demands of its depositors or to pay its obligations in the normal course of business; and (v) insufficient capital or the incurring or likely incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment of capital without federal assistance.

     TRANSACTIONS WITH AFFILIATES. Under current federal law, transactions between Community Savings and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of Community Savings is any company or entity that controls, is controlled by or is under common control with the savings bank. Upon consummation of the Conversion, Community Savings and the Company will be affiliates of each other. Generally, Sections 23A and 23B (i) establish certain collateral requirements for loans to affiliates; (ii) limit the extent to which the savings institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such savings institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (iii) require that all such transactions be on terms substantially the same, or at least as favorable, to the savings institution or the subsidiary as those provided to a nonaffiliate. The term "covered transaction" includes the making of loans or other extensions of credit to an affiliate, the purchase of assets from an affiliate, the purchase of, or an investment in, the securities of an affiliate, the acceptance of securities of an affiliate as collateral for a loan or extension of credit to any person, or issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

     Further, current federal law has extended to savings banks the restrictions contained in Section 22(h) of the Federal Reserve Act with respect to loans to directors, executive officers and principal stockholders. Under Section 22(h), loans to directors, executive officers and stockholders who, directly or indirectly, own more than 10% of any class of voting securities of a savings bank, and certain affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the savings bank's loans-to-one borrower limit as established by federal law (as discussed below), and all loans to such persons may not exceed the Savings Bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers or stockholders who own more than 10% of a savings bank, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the savings bank. Any "interested" director may not participate in the voting. The Federal Reserve has prescribed the loan amount (which includes all other outstanding loans to such person), as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of unimpaired capital and unimpaired surplus (up to $500,000). Further, pursuant to Section 22(h), the Federal Reserve requires that loans to directors, executive officers, and principal stockholders be based on underwriting standards not less stringent than those applied in comparable transactions with other persons, and made on terms substantially the same as offered in comparable transactions to other persons and not involve more than the normal risk of repayment or present other unfavorable features. Section 22(h) also generally prohibits a depository institution from paying the overdrafts of any of its executive officers or directors.

     INSURANCE OF DEPOSIT ACCOUNTS. The FDIC administers two separate deposit insurance funds. The SAIF maintains a fund to insure the deposits of most savings institutions and the BIF maintains a fund to insure the deposits of most commercial banks. Community Savings is a member of the SAIF of the FDIC.

     Community Savings is required to pay assessments to the FDIC based on a percentage of its insured deposits. Under the FDIC's risk-based deposit insurance assessment system, the assessment rate for an insured depository institution depends on the assessment risk classification assigned to the institution by the FDIC, which is determined by the institution's capital level and supervisory evaluations. Based on the data reported to regulators for the date closest to the last day of the seventh month preceding the semi-annual assessment period, institutions are assigned to one of three capital groups - well capitalized, adequately capitalized or undercapitalized - using the same percentage criteria as in the prompt corrective action regulations. See "- Prompt Corrective Regulatory Action."

     Within each capital group, institutions are assigned to one of three subgroups on the basis of supervisory evaluations by the institution's primary supervisory authority and such other information as the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund. Subgroup A consists of financially sound institutions with only a few minor weaknesses. Subgroup B consists of institutions that

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

demonstrate weaknesses which, if not corrected, could result in significant deterioration of the institution and increased risk of loss to the deposit insurance fund. Subgroup C consists of institutions that pose a substantial probability of loss to the deposit insurance fund unless effective corrective action is taken.

     The assessment rate for SAIF members had ranged from 0.23% of deposits for well capitalized institutions in Subgroup A to 0.31% of deposits for undercapitalized institutions in Subgroup C while assessments for over 90% of the BIF members had been the statutory minimum of $2,000. However, recently enacted legislation provided for a one-time assessment equal to 65.7 basis points times insured deposits as of March 31, 1995. This assessment fully capitalized the SAIF. Accordingly, although the special assessment resulted in a $767,000 one-time charge of Community Savings during its fiscal year ended December 31, 1996, the recapitalization of the SAIF had the effect of reducing Community Savings' future deposit insurance premiums to the SAIF. Under the recently enacted legislation, most BIF members will be assessed approximately
1.3 basis points while the rate for most SAIF members will be approximately 6.4 basis points until January 1, 2000. At that time, BIF and SAIF members will begin pro rata sharing of the payment at an expected rate of 2.43 basis points.

     COMMUNITY REINVESTMENT ACT. Community Savings, like other financial institutions, is subject to the Community Reinvestment Act ("CRA"). A purpose of the CRA is to encourage financial institutions to help meet the credit needs of its entire community, including the needs of low- and moderate-income neighborhoods. Financial institutions' compliance with the CRA is regularly evaluated by their regulatory agencies.

     Under recently adopted regulations, institutions are first evaluated and rated under three categories: a lending test, an investment test and a service test. For each of these three tests, the institution is given a rating of either "outstanding," "high satisfactory," "low satisfactory," "needs to improve" or "substantial non-compliance." A set of criteria for each rating has been developed and is included in the regulation. If an institution disagrees with a particular rating, the institution has the burden of rebutting the presumption by clearly establishing that the quantitative measures do not accurately present its actual performance, or that demographics, competitive conditions or economic or legal limitations peculiar to its service area should be considered. The ratings received under the three tests are used to determine the overall composite CRA rating. The composite ratings are "outstanding," "satisfactory," "needs to improve" or "substantial non-compliance."

     During Community Savings' last compliance examination, Community Savings received a "satisfactory" rating with respect to CRA compliance. Community Savings' rating with respect to CRA compliance would be a factor to be considered by the Federal Reserve and FDIC in considering applications submitted by Community Savings to acquire branches or to acquire or combine with other financial institutions and take other actions and, if such rating was less than "satisfactory," could result in the denial of such applications.

     CAPITAL REQUIREMENTS APPLICABLE TO COMMUNITY SAVINGS. The FDIC requires Community Savings to have a minimum leverage ratio of Tier I capital (principally consisting of common stockholders' equity, noncumulative perpetual preferred stock and minority interests in consolidated subsidiaries, less certain intangible, goodwill items, identified losses and investments in securities subsidiaries) to total assets of at least 3%; provided, however that all institutions, other than those (i) receiving the highest rating during the examination process and (ii) not anticipating or experiencing any significant growth, are required to maintain a ratio of 1% or 2% above the stated minimum, with an absolute minimum leverage ratio of not less than 4%. The FDIC also requires Community Savings to have a ratio of total capital to risk-weighted assets, including certain off-balance sheet activities, such as standby letters of credit, of at least 8%. At least half of the total capital is required to be Tier I capital. The remainder (Tier II capital) may consist of a limited amount of subordinated debt, certain hybrid capital instruments, other debt securities, certain types of preferred stock and a limited amount of loan loss allowance.

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     An institution which fails to meet minimum capital requirements may be subject to a capital directive which is enforceable in the same manner and to the same extent as a final cease and desist order, and must submit a capital plan within 60 days to the FDIC. If the leverage ratio falls to 2% or less, the institution may be deemed to be operating in an unsafe or unsound condition, allowing the FDIC to take various enforcement actions, including possible termination of insurance or placement of the institution in receivership.

     The Administrator requires that net worth equal at least 5% of total assets. Intangible assets must be deducted from net worth and assets when computing compliance with this requirement.

     At September 30, 1998, Community Savings complied with each of the capital requirements of the FDIC and the Administrator. For a description of Community Savings' required and actual capital levels on September 30, 1998, see "Historical and Pro Forma Capital Compliance."

     Each federal banking agency is required to establish risk-based capital standards to take adequate account of interest rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family mortgages.

     On August 2, 1995, the federal banking agencies issued a joint notice of adoption of final risk-based capital rules to take account of interest rate risk. The final regulation required an assessment of the need for additional capital on a case-by-case basis, considering both the level of measured exposure and qualitative risk factors. The final rule also stated an intent to, in the future, establish an explicit minimum capital charge for interest rate risk based on the level of a bank's measured interest rate risk exposure.

     Effective June 26, 1996, the federal banking agencies issued a joint policy statement announcing the agencies' election not to adopt a standardized measure and explicit capital charge for interest rate risk at that time. Rather, the policy statement (i) identifies the main elements of sound interest rate risk management, (ii) describes prudent principles and practices for each of those elements, and (iii) describes the critical factors affecting the agencies' evaluation of a bank's interest rate risk when making a determination of capital adequacy.

     LOANS TO ONE BORROWER. Community Savings is subject to the Administrator's loans-to-one borrower limits. Under these limits, no loans and extensions of credit to any borrower outstanding at one time and not fully secured by readily marketable collateral shall exceed 15% of the net worth of the savings bank. Loans and extensions of credit fully secured by readily marketable collateral may comprise an additional 10% of net worth. Notwithstanding the limits just described, savings institutions may make loans to one borrower, for any purpose, in an amount of up to $500,000. A savings institution also is authorized to make loans to one borrower to develop domestic residential housing units, not to exceed the lesser of $30 million, or 30% of the savings institution's net worth, provided that (i) the purchase price of each single-family dwelling in the development does not exceed $500,000; (ii) the savings institution is in compliance with its fully phased-in capital requirements; (iii) the loans comply with applicable loan-to-value requirements; (iv) the aggregate amount of loans made under this authority does not exceed 150% of net worth; and (v) the institution's regulator issues an order permitting the savings institution to use this higher limit. These limits also authorize a savings bank to make loans-to-one borrower to finance the sale of real property acquired in satisfaction of debts in an amount up to 50% of net worth.

     As of September 30, 1998, the largest aggregate amount of loans which Community Savings had to any one borrower was $3.1 million. Community Savings had no loans outstanding which management believes violate the applicable loans-to-one borrower limits.

     LIMITATIONS ON RATES PAID FOR DEPOSITS. Regulations promulgated by the FDIC place limitations on the ability of insured depository institutions to accept, renew or roll over deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institution's normal market area. Under these regulations, "well

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

capitalized" depository institutions may accept, renew or roll such deposits over without restriction, "adequately capitalized" depository institutions may accept, renew or roll such deposits over with a waiver from the FDIC (subject to certain restrictions on payments of rates) and "undercapitalized" depository institutions may not accept, renew or roll such deposits over. The definitions of "well capitalized," "adequately capitalized" and "undercapitalized" are the same as the definitions adopted by the FDIC to implement the corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991. See "- Prompt Corrective Regulatory Action." As of September 30, 1998, Community Savings was considered to be "well capitalized" and, thus, was not subject to the limitations on rates payable on it deposits.

     FEDERAL HOME LOAN BANK SYSTEM. The FHLB system provides a central credit facility for member institutions. As a member of the FHLB of Atlanta, Community Savings is required to own capital stock in the FHLB of Atlanta in an amount at least equal to the greater of 1% of the aggregate principal amount of its unpaid residential mortgage loans, home purchase contracts and similar obligations at the end of each calendar year, or 5% of its outstanding advances (borrowings) from the FHLB of Atlanta. On September 30, 1998, Community Savings was in compliance with this requirement with an investment in FHLB of Atlanta stock of $1.4 million.

     FEDERAL RESERVE SYSTEM. Regulation D, promulgated by the Federal Reserve, imposes reserve requirements on all depository institutions, including savings banks and savings institutions, which maintain transaction accounts or non-personal time deposits. Checking accounts, NOW accounts and certain other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to Regulation D reserve requirements, as are any non-personal time deposits (including certain money market deposit accounts) at a savings institution. For 1998, a depository institution must maintain average daily reserves equal to 3% of the first $47.8 million of net transaction accounts, plus 10% of that portion of total transaction accounts in excess of $47.8 million. The first $4.7 million of otherwise reservable balances are exempt from the reserve requirements. These percentages and threshold limits are subject to adjustment by the Federal Reserve.

     RESTRICTIONS ON ACQUISITIONS. Federal law generally provides that no "person," acting directly or indirectly or through or in concert with one or more other persons, may acquire "control," as that term is defined in FDIC regulations, of an insured institution, such as Community Savings, without giving at least 60 days' written notice to the FDIC and providing the FDIC an opportunity to disapprove the proposed acquisition. Pursuant to regulations governing acquisitions of control, control of an insured institution is conclusively deemed to have been acquired, among other things, upon the acquisition of more than 25% of any class of voting stock. In addition, control is generally presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock. Such acquisitions of control may be disapproved if it is determined, among other things, that (i) the acquisition would substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the financial stability of the savings bank or prejudice the interests of its depositors; or (iii) the competency, experience or integrity of the acquiring person or the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

     For three years following completion of the Conversion, North Carolina conversion regulations require the prior written approval of the Administrator before any person may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of an equity security of Community Savings. If any person were to so acquire the beneficial ownership of more than 10% of any class of any equity security without prior written approval, the securities beneficially owned in excess of 10% would not be counted as shares entitled to vote and would not be voted or counted as voting shares in connection with any matter submitted to stockholders for a vote. Approval is not required for (i) any offer with a view toward public resale made exclusively to Community Savings or its underwriters or the selling group acting on its behalf or (ii) any offer to acquire or acquisition of beneficial ownership of more than 10% of the common stock of Community Savings by a corporation whose ownership is or will be substantially the same as the ownership of Community Savings, provided that the offer or acquisition is made more than one year following the consummation of the Conversion. The regulation provides

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

that within one year following the Conversion, the Administrator would approve the acquisition of more than 10% of beneficial ownership only to protect the safety and soundness of the institution. During the second and third years after the Conversion, the Administrator may approve such an acquisition upon a finding that (i) the acquisition is necessary to protect the safety and soundness of the Company and Community Savings or the Boards of Directors of the Company and Community Savings support the acquisition and (ii) the acquiror is of good character and integrity and possesses satisfactory managerial skills, the acquiror will be a source of financial strength to the Company and Community Savings and the public interests will not be adversely affected.

     LIQUIDITY. Community Savings is subject to the Administrator's requirement that the ratio of liquid assets to total assets equal at least 10%. The computation of liquidity under North Carolina regulation allows the inclusion of mortgage-backed securities and investments which, in the judgment of the Administrator, have a readily marketable value, including investments with maturities in excess of five years. At September 30, 1998, Community Savings' liquidity ratio, calculated in accordance with North Carolina regulations, was approximately 21.0%.

     PROMPT CORRECTIVE REGULATORY ACTION. The Federal Deposit Corporation Improvement Act of 1991 provided the federal banking agencies with broad powers to take corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." Under the FDIC regulations applicable to Community Savings, an institution is considered "well capitalized" if it has (i) a total risk-based capital ratio of 10% or greater, (ii) a Tier I risk-based capital ratio of 6% or greater, (iii) a leverage ratio of 5% or greater and (iv) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" institution is defined as one that has (i) a total risk-based capital ratio of 8% or greater, (ii) a Tier I risk-based capital ratio of 4% or greater and (iii) a leverage ratio of 4% or greater (or 3% or greater in the case of an institution with the highest examination rating and is not experiencing or anticipating significant growth). An institution is considered (A) "undercapitalized" if it has (i) a total risk-based capital ratio of less than 8%, (ii) a Tier I risk-based capital ratio of less than 4% or (iii) a leverage ratio of less than 4% (or 3% in the case of an institution with the highest examination rating and is not experiencing or anticipating significant growth); (B) "significantly undercapitalized" if the institution has (i) a total risk-based capital ratio of less than 6%, or (ii) a Tier I risk-based capital ratio of less than 3% or (iii) a leverage ratio of less than 3% and (C) "critically undercapitalized" if the institution has a ratio of tangible equity to total assets equal to or less than 2%. Community Savings is considered to be "well capitalized" under the rules set forth above.

     INTERSTATE BANKING. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), effective September 29, 1995, permits adequately capitalized bank and savings bank holding companies to acquire control of banks and savings banks in any state.

     Such interstate acquisitions are subject to certain restrictions. States may require the bank or savings bank being acquired to have been in existence for a certain length of time but not in excess of five years. In addition, no bank or saving bank may acquire more than 10% of the insured deposits in the United States or more than 30% of the insured deposits in any one state, unless the state has specifically legislated a higher deposit cap. States are free to legislate stricter deposit caps.

     The Interstate Banking Act also provides for interstate branching, effective June 1, 1997, allowing interstate branching in all states, provided that a particular state has not specifically denied interstate branching by legislation prior to such time. Unlike interstate acquisitions, a state could deny interstate branching if it specifically elected to do so by June 1, 1997. States could choose to allow interstate branching prior to June 1, 1997 by opting-in to a group of states that permitted these transactions. These states generally allow interstate branching via a merger of an out-of-state bank with an in-state bank, or on a de novo basis. North Carolina enacted legislation permitting interstate branching transactions prior to June 1, 1997 and did not adopt legislation electing to deny interstate branching.

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     RESTRICTIONS ON DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS.  A North
Carolina-chartered stock savings bank may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect of such transaction would be to reduce the net worth of the institution to an amount which is less than the minimum amount required by applicable federal and state regulations.

     In addition, a North Carolina-chartered stock savings bank, for a period of five years after its conversion from mutual to stock form, must obtain the written approval from the Administrator before declaring or paying a cash dividend on its capital stock in an amount in excess of one-half of the greater of (i) the institution's net income for the most recent fiscal year end, or (ii) the average of the institution's net income after dividends for the most recent fiscal year end and not more than two of the immediately preceding fiscal year ends, if applicable.

     Also, without the prior written approval of the Administrator, a North Carolina-chartered stock savings bank, for a period of five years after its conversion from mutual to stock form, may not repurchase any of its capital stock. The Administrator will give approval to repurchase only upon a showing that the proposed repurchase will not adversely affect the safety and soundness of the institution. Under FDIC regulations, stock repurchases may be made by Community Savings only after receipt of FDIC approval.

     In addition, upon its conversion to stock form, Community Savings is not permitted to declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would be to cause its net worth to be reduced below the amount required for the liquidation account established in connection with the Conversion.

     In connection with the Conversion, Community Savings has agreed with the FDIC that, during the first year after the Conversion, neither the Company nor Community Savings will pay any dividend or make any other distribution to stockholders which represents, is characterized as, or is treated for federal tax purposes as, a return of capital.

     RESTRICTIONS ON BENEFIT PLANS. FDIC regulations provide that for a period of one year from the date of the Conversion, Community Savings may not implement or adopt a stock option plan or restricted stock plan, other than a tax-qualified plan or ESOP, unless: (1) the plans are fully disclosed in the Conversion proxy solicitation and stock offering material, (2) all such plans are approved by a majority of the Company's stockholders prior to implementation and no earlier than six months following the Conversion, (3) for stock option plans, the exercise price is at least equal to the market price of the stock at the time of grant, and (4) for restricted stock plans, no stock issued in connection with the Conversion is used to fund the plan.

     The FDIC regulations provide that, in reviewing plans submitted to the stockholders within one year after the consummation of the Conversion, the FDIC will presume that excessive compensation will result if stock based benefit plans fail to satisfy percentage limitations on management stock-based benefit plans set forth in the regulations of the Office of Thrift Supervision ("OTS"). Those regulations provide that (1) for stock option plans, the total number of shares for which options may be granted may not exceed 10% of the shares issued in the Conversion, (2) for restricted stock plans, the shares issued may not exceed 3% of the shares issued in the Conversion (4% for institutions with tangible capital of 10% or greater after the Conversion), (3) the aggregate amount of stock purchased by the ESOP shall not exceed 10% (8% for well-capitalized institutions utilizing a 4% restricted stock plan), (4) no individual employee may receive more than 25% of the available awards under any plan, (5) directors who are not employees may not receive more than 5% individually or 30% in the aggregate of the awards under any plan, and (6) the stock option and restricted stock plans must provide that benefits will vest in equal increments over a five year period beginning one year after the plans are approved by the stockholders and may provide for automatic vesting only in the event of death or disability. The awards and grants to be made under the MRP and Stock Option Plan will conform to these requirements if such plans are submitted for stockholder approval within one year after the Conversion is consummated.

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

     ADDITIONAL FEDERAL LIMITATIONS ON ACTIVITIES. Recent FDIC law and regulations generally provide that Community Savings may not engage as principal in any type of activity, or in any activity in an amount, not permitted for national banks, or directly acquire or retain any equity investment of a type or in an amount not permitted for national banks. The FDIC has authority to grant exceptions from these prohibitions (other than with respect to non-service corporation equity investments) if it determines no significant risk to the insurance fund is posed by the amount of the investment or the activity to be engaged in and if Community Savings is and continues to be in compliance with fully phased-in capital standards. National banks are generally not permitted to hold equity investments other than shares of service corporations and certain federal agency securities. Moreover, the activities in which service corporations for savings banks are permitted to engage are limited to those of service corporations for national banks.

     Savings banks are also required to notify the FDIC at least 30 days prior to the establishment or acquisition of any subsidiary, or at least 30 days prior to conducting any such new activity. Any such activities must be conducted in accordance with the regulations and orders of the FDIC and the Administrator. Savings banks are also generally prohibited from directly or indirectly acquiring or retaining any corporate debt security that is not of investment grade (generally referred to as "junk bonds").

     OTHER NORTH CAROLINA REGULATION. As a North Carolina-chartered savings bank, Community Savings derives its authority from, and is regulated by, the Administrator. The Administrator has the right to promulgate rules and regulations necessary for the supervision and regulation of North Carolina savings banks under his jurisdiction and for the protection of the public investing in such institutions. The regulatory authority of the Administrator includes, but is not limited to: the establishment of reserve requirements; the regulation of the payment of dividends; the regulation of stock repurchases, the regulation of incorporators, stockholders, directors, officers and employees; the establishment of permitted types of withdrawable accounts and types of contracts for savings programs, loans and investments; and the regulation of the conduct and management of savings banks, chartering and branching of institutions, mergers, conversions and conflicts of interest. North Carolina law requires that Community Savings maintain federal deposit insurance as a condition of doing business.

     The Administrator conducts regular examinations of North Carolina-chartered savings banks. The purpose of such examinations is to assure that institutions are being operated in compliance with applicable North Carolina law and regulations and in a safe and sound manner. These examinations are usually conducted on a joint basis with the FDIC. In addition, the Administrator is required to conduct an examination of any institution when he has good reason to believe that the standing and responsibility of the institution is of doubtful character or when he otherwise deems it prudent. The Administrator is empowered to order the revocation of the license of an institution if he finds that it has violated or is in violation of any North Carolina law or regulation and that revocation is necessary in order to preserve the assets of the institution and protect the interests of its depositors. The Administrator has the power to issue cease and desist orders if any person or institution is engaging in, or has engaged in, any unsafe or unsound practice or unfair and discriminatory practice in the conduct of its business or in violation of any other law, rule or regulation.

     A North Carolina-chartered savings bank must maintain net worth, computed in accordance with the Administrator's requirements, of 5% of total assets and liquidity of 10% of total assets, as discussed above. Additionally, a North Carolina-chartered savings bank is required to maintain general valuation allowances and specific loss reserves in the same amounts as required by the FDIC.

     Subject to limitation by the Administrator, North Carolina-chartered savings banks may make any loan or investment or engage in any activity which is permitted to federally chartered institutions. However, a North Carolina-chartered savings bank cannot invest more than 15% of its total assets in business, commercial, corporate and agricultural loans. In addition to such lending authority, North Carolina-chartered savings banks are authorized to invest funds, in excess of loan demand, in certain statutorily permitted investments, including but not limited to (i) obligations of the United States, or those guaranteed by it; (ii) obligations of the State of North Carolina;
(iii)

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

bank demand or time deposits; (iv) stock or obligations of the federal deposit insurance fund or a FHLB; (v) savings accounts of any savings institution as approved by the board of directors; and (vi) stock or obligations of any agency of the State of North Carolina or of the United States or of any corporation doing business in North Carolina whose principal business is to make education loans.

     North Carolina law provides a procedure by which savings institutions may consolidate or merge, subject to approval of the Administrator. The approval is conditioned upon findings by the Administrator that, among other things, such merger or consolidation will promote the best interests of the members or stockholders of the merging institutions. North Carolina law also provides for simultaneous mergers and conversions and for supervisory mergers conducted by the Administrator.

                           MANAGEMENT OF THE COMPANY

     The Board of Directors of the Company currently consists of ten persons. Each of these persons is also a director of Community Savings, and the name and biographical information with respect to each is set forth under "Management of Community Savings - Directors." The Articles of Incorporation and Bylaws of the Company provide for staggered elections at such times as the number of directors is at least nine. Therefore, it is expected that at the Company's first annual meeting of stockholders approximately one-third of the directors will be initially elected to one, two and three-year terms, respectively, and thereafter it is expected that all directors will be elected to terms of three years each. The Bylaws of the Company provide that no director may be elected to office after he attains the age of 72; however, persons now serving as directors are not subject to that restriction.

     The executive officers of the Company, each of whom is also currently an executive officer of Community Savings, and each of whom serves at the discretion of the Board of Directors of the Company, are as follows:

                               AGE AT                       POSITION HELD
         NAME            SEPTEMBER 30, 1998                WITH THE COMPANY
         ----            ------------------                ----------------
W. R. Gilliam                   61                President and Chief Executive Officer
Larry H. Hall                   52                Executive Vice President
Joseph C. Canada                50                Senior Vice President and Secretary
Christopher B. Redcay           46                Treasurer and Chief Financial Officer

     Biographical information with respect to each of these officers is set forth below under "Management of Community Savings - Executive Officers." There are no other employees of the Company. No officer, director or employee of the Company has received remuneration from the Company to date, and it is currently expected that no compensation will be paid by the Company in the period immediately after the Conversion. Information concerning the principal occupations and employment of, and compensation paid by Community Savings to, the directors and executive officers of the Company is set forth under "Management of Community Savings." See "Management of Community Savings - Employment Agreement" and "- Special Termination Agreements" for a description of certain agreements expected to be entered into with the executive officers of the Company and Community Savings.

                        MANAGEMENT OF COMMUNITY SAVINGS

DIRECTORS

     The direction and control of Community Savings, as a mutual North Carolina-chartered savings bank, has been vested in its ten-member Board of Directors elected by the depositor and borrower members of Community Savings. Upon conversion of Community Savings to capital stock form, each director of Community Savings immediately prior to the Conversion will continue to serve as a director of Community Savings as a stock institution. All directors currently serve for three-year terms.

     Upon consummation of the Conversion, the Company will own all of the issued and outstanding shares of capital stock of Community Savings, and the Company will elect the directors of Community Savings. The Company now plans to nominate and re-elect all members of Community Savings' existing board of directors when their existing terms expire. Their terms are staggered so that approximately one-third of the directors are up for reelection in 1999, 2000 and 2001. Community Savings' proposed Bylaws, which would become effective after the Conversion, provide for continued staggered elections of its directors if and when the number of directors shall equal at least nine. Community Savings' proposed Bylaws provide that no director may be elected to office after he attains the age of 72; however, the persons now serving as directors are not subject to that limitation. The following table sets forth certain information with respect to the persons who currently serve as members of the Board of Directors of Community Savings.

                                   AGE ON
                               SEPTEMBER 30,                      PRINCIPAL OCCUPATION                              DIRECTOR
NAME                                1998                         DURING LAST FIVE YEARS                              SINCE
----                           -------------                     ----------------------                             --------
Jimmy L. Byrd                       53              Partner of Byrd Limited Partnership                               1977
W. R. Gilliam, Chairman             61              President of Community Savings Bank, SSB                          1986
Julian P. Griffin                   66              Retired transportation executive and minister                     1985
Edgar L. Hartgrove                  73              Retired District Manager of Duke Power Company                    1984
William C. Ingold                   71              Owner of Burlington Motors, Inc., automobile dealerships          1979
Charles A. LeGrand                  71              Retired hosiery executive                                         1975
James D. Moser, Jr.                 60              Certified Public Accountant, Gilliam Coble & Moser LLP            1992
W. Joseph Rich                      56              President, Rich & Thompson Funeral Service, Inc.                  1977
Alfred J. Spitzner                  67              Metallurgical consultant                                          1979
Herbert N. Wellons                  76              Retired President of Community Savings Bank, SSB                  1977
A cousin of Jimmy L. Byrd is married to Joseph C. Canada, an executive officer of the Company and Community Savings.

BOARD MEETINGS AND COMMITTEES

     Community Savings' Board of Directors has regular meetings twice each month, and held 23 regular and special meetings in the fiscal year ended December 31, 1997. The Board has also established five committees to whom certain responsibilities have been delegated - a budget committee, an audit committee, a nominating committee, a personnel committee, and a long range planning committee. No director attended fewer than 75% of the total number of Board meetings and meetings of Board committees on which he served during the year ended December 31, 1997.

     Community Savings' budget committee is composed of directors LeGrand, Hartgrove and Byrd. The budget committee reviews the annual budget and makes budget recommendations to the full Board of Directors. The budget committee met one time during the year ended December 31, 1997.

     Community Savings' audit committee is composed of directors Moser, Rich and Hartgrove. This committee is responsible for meeting with and retaining independent auditors, and overseeing the adequacy of internal controls, insuring compliance with Community Savings' policies and procedures and with generally accepted accounting principles. The audit committee also reviews examination reports of regulatory agencies and reviews corrective actions and makes recommendations to the Board. The audit committee meets on an as needed basis, and during the fiscal year ended December 31, 1997, met five times.

     Community Savings' nominating committee is composed of directors Rich, Wellons, Ingold and Griffin and meets on an as needed basis to nominate persons to serve on Community Savings' Board of Directors. During the fiscal year ended December 31, 1997, the nominating committee met one time.

     Community Savings personnel committee is composed of directors Spitzner, Wellons and Gilliam and reviews proposed compensation structures and personnel needs of Community Savings and makes recommendations to the full Board of Directors. The personnel committee met 10 times during the fiscal year ended December 31, 1997.

     Community Savings' long range planning committee is composed of Directors LeGrand, Spitzner and Griffin and reviews long range plans of Community Savings and makes recommendations to the full Board of Directors. During the fiscal year ended December 31, 1997, the long range planning committee met four times.

     Community Savings' Chairman of the Board and President also meet with each of the committees of the Board.

DIRECTORS' FEES

     For their service on Community Savings' Board of Directors, all members of Community Savings' Board of Directors receive $1,000 per month. The Chairman of the Board receives $1,050 per month. Board fees are subject to adjustment annually. No additional fees are paid in connection with committee meetings.

     Community Savings has entered into deferred compensation agreements with its directors. Under such arrangements, the directors waived immediate receipt of their directors' fees for various periods of time in exchange for Community Savings' agreement to pay to the directors amounts over a specified period of time beginning at a date set forth in the agreements. Benefits are also payable to designated beneficiaries upon the director's death. Under some of the agreements, benefits are also payable in the event of a disability. Benefits vest under the agreements over a period of time so that benefits are forfeited or reduced if service to Community Savings is terminated prior to the expiration of specified vesting periods (other than for reasons of death or, in some cases, disability.) Such vesting requirements have been satisfied. In order to fund the deferred compensation benefits, Community Savings has purchased insurance policies of which it is the beneficiary. Total compensation expense related to the directors' deferred compensation arrangements was approximately $323,748 during the fiscal year ended December 31, 1997. Beginning in fiscal year 1999, this expense is expected to be partially offset by increases in the cash surrender value of the insurance policies purchased in connection with such deferred compensation arrangements, which represents income to Community Savings.

DIRECTORS' RETIREMENT PLAN

     Community Savings has also adopted a Directors' Retirement Plan. This plan provides that directors of Community Savings will be paid $1,500 per month for 10 years beginning on the later of the director's 65/th/ birthday or October 1, 1996. Alternatively, Community Savings may elect to pay the benefits in a lump sum payment equal to the present value of the payment stream. Benefits are payable to designated beneficiaries in the event a director dies prior to receiving full payment.

     Death and disability benefits of $1,500 per month for 10 years are payable in the event a director dies or becomes disabled prior to reaching his 65/th/ birthday. In certain situations, the death or disability benefits may be paid by Community Savings in a lump sum payment equal to the present value of the stream of unpaid payments.

     Benefits under the Directors' Retirement Plan vest over a period of time so that benefits are forfeited or reduced if service to Community Savings is terminated prior to the expiration of specified vesting periods (other than for reasons of death or disability and other than a termination after a change in control). All such vesting requirements are satisfied.

     Insurance policies have been purchased to fund the benefits payable under the retirement plan. Total compensation expense related to the Directors' Retirement Plan during the fiscal year ended December 31, 1997 was approximately $99,771. Beginning in the fiscal year 1999, this expense is expected to be partially offset by increases in the cash surrender value of insurance policies purchased in connection with the plan.

     Existing members of the Board of Directors may also receive additional benefits following the Conversion. See "- Proposed Management Recognition Plan" and "- Proposed Stock Option Plan."

EXECUTIVE OFFICERS

     Community Savings has five executive officers. The following table sets forth certain information with respect to such executive officers:

                            AGE ON                                                        EMPLOYED BY
                         SEPTEMBER 30,               POSITIONS AND OCCUPATIONS         COMMUNITY SAVINGS
NAME                         1998                     DURING LAST FIVE YEARS                 SINCE
----                     -------------               -------------------------         -----------------
W. R. Gilliam                 61              President and Chief Executive Officer           1959
Larry H. Hall                 52              Executive Vice President; previously            1996
                                              Senior Vice President; previously Vice
                                              President of Branch Banking and Trust
                                              Company
Joseph C. Canada              50              Senior Vice President and Secretary;            1973
                                              previously Treasurer
Judy L. Pennington            51              Vice President; previously Assistant            1996
                                              Vice President of First South Bank
Christopher B. Redcay         46              Treasurer and Chief Financial Officer;          1998
                                              previously consultant with JBA
                                              Consulting, Inc.; previously Chief
                                              Financial Officer and Secretary -
                                              Treasurer of F&M Financial
                                              Corporation

EXECUTIVE COMPENSATION

     The following table sets forth for the twelve month period ended December 31, 1997 certain information as to the cash compensation earned by the chief executive officer of Community Savings. There was no other executive officer of Community Savings whose cash compensation exceeded $100,000 for service in all capacities.

                                                                              OTHER ANNUAL
            NAME AND                                                          COMPENSATION        ALL OTHER
       PRINCIPAL POSITION                     YEAR    SALARY       BONUS         ($)/1/        COMPENSATION/2/
       ------------------                     ----    ------       -----      ------------     ---------------
W. R. Gilliam                                 1997    $97,500     $16,595           -              $158,357
President, Chief Executive Officer, and
Director

____________________

/1/ Under the "Other Annual Compensation" category, perquisites for the fiscal year ended December 31, 1997 did not exceed the lesser of $50,000, or 10% of salary and bonus as reported for Mr. Gilliam.

/2/ Includes (a) $12,000 in directors' fees; (b) $114,355 accrued under supplemental income agreements established for the benefit of Mr. Gilliam, (c) $15,150 in payments to Mr. Gilliam which are reimbursements of expenses incurred by Mr. Gilliam with respect to life insurance policies purchased by him, including the taxes payable on such amounts,
       (d) $9,750 in contributions to Community Savings' retirement plans for Mr. Gilliam and (e) $7,102 accrued for the benefit of Mr. Gilliam under the Directors' Retirement Plan. The amounts described in items (b), (d) and (e) did not represent actual cash payments to Mr. Gilliam.

       Community Savings' personnel committee, composed of directors Spitzner, Wellons, Ingold and Gilliam, makes recommendations to the full Board of Directors with respect to compensation of its executive officers. Community Savings' full Board of Directors then determines the compensation of the executive officers. The salaries of each of the executive officers is determined based upon the executive officer's contributions to Community Savings' overall profitability, maintenance of regulatory compliance standards, professional leadership, and management effectiveness in meeting the needs of day to day operations. The Board of Directors also compares the compensation of Community Savings' executive officers with compensation paid to executives of comparable financial institutions in North Carolina and executives of other businesses in Community Savings' market area. Mr. Gilliam participates in the deliberations of the personnel committee and Board of Directors regarding compensation of executive officers other than himself. He does not participate in the discussion or decisions regarding his own compensation.

INCENTIVE COMPENSATION

          Community Savings has an incentive bonus compensation program. Under this program, certain employees of Community Savings, including executive officers, are eligible to receive bonuses equal to a specified percentage of their salary if the particular employee attains or exceeds certain personal performance goals. The performance goals for Community Savings are structured so that bonuses will be greater or lower, depending upon the extent to which the goals are exceeded. Performance goals for Community Savings and for individual participants and the proposed bonuses based on such goals are established annually by Community Savings' Board of Directors. Discretionary bonuses are also sometimes paid by Community Savings to its employees.

RETIREMENT PLAN

          Community Savings has established a contributory savings plan for its employees, which meets the requirements of section 401(k) of the Code. Substantially all employees are covered by the plan. Under the plan, Community Savings contributes $2.00 for each $1.00 contributed by the employee up to an employee contribution of 5% of his or her salary. The 401(k) retirement plan, which was adopted during 1997, replaced another retirement plan which provided similar benefits.

          Participants are fully vested in amounts they contribute to the plan. Participants are fully vested in amounts contributed to the plan on their behalf by Community Savings as employer matching contributions and as profit sharing contributions after six years of service as follows: 1 year, 0%; 2 years, 20%; 3 years, 40%; 4 years, 60%; 5 years, 80%; 6 or more years, 100%.

          The total amount contributed by Community Savings to the retirement plan during the twelve months ended December 31, 1997 was approximately $89,000. The assets of the plan exceeded vested benefits as of December 31, 1997, the date of the last accounting.

          It is expected that Community Savings' contributions to the 401(k) retirement plan will decrease after the Conversion as a result of the establishment of the ESOP.

SUPPLEMENTAL INCOME PLANS

          Community Savings has entered into two separate supplemental income agreements with W. R. Gilliam, President and Chief Executive Officer. These agreements provide that Mr. Gilliam will receive annual payments of $67,324 for 15 years upon termination of his employment with Community Savings. In the event of Mr. Gilliam's death before all payments have been made, benefits would be payable to designated beneficiaries. In addition, if Mr. Gilliam's employment with Community Savings should terminate as a result of his death or disability, such annual payments would be made for a 15-year period to Mr. Gilliam or to his designated beneficiaries, as applicable. The benefits payable under the supplemental income agreements are funded by the purchase of life insurance. During the twelve months ended December 31, 1997, compensation expense related to the supplemental income plans was $114,355. As a result of additional accruals during 1998, the supplemental income plans are fully funded.

LIFE INSURANCE BENEFITS

          W. R. Gilliam, President and Chief Executive Officer, and Joseph C. Canada, Senior Vice President and Secretary, are provided with $250,000 and $150,000 of life insurance coverage by Community Savings. Mr. Gilliam and Mr. Canada own these policies and pay the premiums on them. Community Savings reimburses the premium expenses to Mr. Gilliam and Mr. Canada and pays the employees an additional amount to reimburse them for the tax liability they incur as a result of such payments. During the twelve months ended December 31, 1997, Community Savings paid approximately $22,000 to Mr. Gilliam and Mr. Canada in such reimbursement expenses.

OTHER BENEFITS

          Community Savings provides its employees with group medical, dental, life and disability insurance benefits. Employees are also provided with vacation, holiday and sick leave.

EMPLOYMENT AGREEMENT

          In connection with the Conversion, Community Savings will enter into an employment agreement with W. R. Gilliam, President and Chief Executive Officer, in order to establish his duties and compensation and to provide for his continued employment with Community Savings. The agreement will provide for an initial annual base salary of $120,000. The agreement will provide for a three year initial term of employment. Commencing on the first anniversary date and continuing on each anniversary date thereafter, following a performance evaluation of the employee, the agreement may be extended for an additional year so that the remaining term shall be three years unless written notice of non-renewal is given by the Board of Directors. The agreement also provides that base salary shall be reviewed by the Board of Directors not less often than annually. In the event of a change in control (as defined below), Mr. Gilliam's base salary shall be increased by at least 6% annually and the agreement will automatically be extended so that it will have a three year term after the change in control. In addition, the employment agreement provides for participation in all other pension, profit-sharing or retirement plans maintained by Community Savings or by the Company for employees of Community Savings, as well as fringe benefits normally associated with Mr. Gilliam's office. Mr. Gilliam will continue to be eligible to receive bonuses under any existing bonus compensation plan for executive officers and that Mr. Gilliam will receive additional discretionary bonuses computed on the same basis as those paid to other employees. See "- Bonus Compensation." The employment agreement provides that it may be terminated by Community Savings for cause, as defined in the agreement, and that it may otherwise be terminated by Community Savings (subject to vested rights) or by Mr. Gilliam.

          The employment agreement provides that the nature of Mr. Gilliam's compensation, duties or benefits cannot be diminished following a change in control of Community Savings or the Company. For purposes of the employment agreement, a change in control generally will occur if (i) after the effective date of the employment agreement, any "person" (as such term is defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act) directly or indirectly, acquires beneficial ownership of voting stock, or acquires irrevocable proxies or any combination of voting stock and irrevocable proxies, representing 25% or more of any class of voting securities of either the Company or Community Savings, or acquires in any manner control of the election of a majority of the directors of either the Company or Community Savings, (ii) either the Company or Community Savings consolidates or merges with or into another corporation, association or entity, or is otherwise reorganized, where neither the Company nor Community Savings is the surviving corporation in such transaction, or (iii) all or substantially all of the assets of either the Company or Community Savings are sold or otherwise transferred to, or are acquired by, any other entity or group.

          The employment agreement could have the effect of making it less likely that Community Savings or the Company will be acquired by another entity. See "Anti-takeover Provisions Affecting the Holding Company and Community Savings -The Company - Anti-Takeover Effect of Employment Agreement, Special Termination Agreements and Benefit Plans."

SPECIAL TERMINATION AGREEMENTS

          In connection with the Conversion, the Company will enter into special termination agreements with Larry H. Hall, Executive Vice President; Joseph C. Canada, Senior Vice President and Secretary; Judy L. Pennington, Vice President; and Christopher B. Redcay, Treasurer and Chief Financial Officer. Such agreements are intended to ensure that Community Savings will be able to maintain a stable and competent management base after the Conversion. The continued success of Community Savings depends, to a significant degree, on the skill and competence of its officers.

          The special termination agreements provide for payment to the covered officer only in the event of a change in control of the Company or Community Savings followed by termination of the officer's employment by Community Savings within 24 months for other than "cause," as such term is defined in the agreements, or in the event there are certain specified changes in the officer's employment circumstances within 24 months following a change in control of Community Savings or the Company and the officer terminates his or her employment.

          In the event of such a termination of employment, the officer is entitled to payment in an amount equal to two times his or her salary and bonuses for income tax purposes for the most recent calendar year, payable in a lump sum or in equal monthly payments. The initial term of each of these agreements is for a period commencing upon the effective date of the Conversion and ending two calendar years later. At the end of each anniversary date of the agreements, they may be extended for another year so that the remaining term shall be two years unless written notice of non-renewal is given by the Company's Board of Directors. For purposes of the special termination agreements, "change in control" has the same meaning as in the employment agreement to be entered into with Mr. Gilliam. See "- Employment Agreement."

          The special termination agreements could have the effect of making it less likely that Community Savings or the Company will be acquired by another entity. See "Restrictions on Acquisition of the Company and Community Savings - The Company - Anti-Takeover Effect of Employment Agreement, Special Termination Agreements and Benefit Plans."

EMPLOYEE STOCK OWNERSHIP PLAN

          Community Savings has established the ESOP for its eligible employees. The ESOP will become effective upon the Conversion. Employees with one year of service with Community Savings who have attained age 21 are eligible to participate. As part of the Conversion, the ESOP intends to borrow funds from the Company and use the funds to purchase up to 8% of the sum of the number of shares of Common Stock to be issued in the Conversion and the number of shares to be contributed to the Foundation, estimated to be between 130,400 and 173,600 shares assuming the issuance of between 1,530,000 and 2,070,000 shares. If, because of an oversubscription for shares of Common Stock or for any other reason, the ESOP is unable to purchase in the Conversion 8% of the sum of the number of shares issued in the Conversion and the number of shares contributed to the Foundation, then the Board of Directors of the Company intends to approve the purchase by the ESOP in the open market after the Conversion of such shares as are necessary for the ESOP to acquire such number of shares. In the future, additional shares could be purchased by the ESOP in the open market with distributions made on shares held by the ESOP or with other assets of the ESOP.

          Collateral for the Company's loan to the ESOP will be the Common Stock purchased by the ESOP. It is expected that the loan will be repaid principally from Community Savings' discretionary contributions to the ESOP within 15 years. Dividends, if any, paid on shares held by the ESOP may also be used to reduce the loan. It is anticipated that the interest rate for the loan will be a commercially reasonable rate at the time of loan inception. The loan will not be guaranteed by Community Savings. Shares purchased by the ESOP and pledged as security for the loan will be held in a suspense account for allocation among participants as the loan is repaid.

          Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan will be allocated among ESOP participants on the basis of relative compensation in the year of allocation. Benefits will vest in full upon five years of service with credit given for years of service with Community Savings prior to the Conversion. Benefits are payable upon death or disability. Community Savings' contributions to the ESOP are not fixed, so benefits payable and corresponding expenses under the ESOP cannot be determined, although benefits payable and corresponding expenses have been estimated in preparing the pro forma computations set forth in this Prospectus. See "Pro Forma Data."

          In connection with the establishment of the ESOP, the Company will establish a committee of the Board of Directors to administer the ESOP.
Trustees for the ESOP will also be appointed prior to the Conversion. The ESOP committee may instruct the trustees regarding investment of funds contributed to the ESOP. Participating employees will instruct the trustees as to the voting of all shares allocated to their respective accounts and held in the ESOP. The unallocated shares held in the suspense account, and all allocated shares for which voting instructions are not received, will be voted by the trustees in their discretion subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

          The ESOP may be considered an "anti-takeover" device since the ESOP may become the owner of a sufficient percentage of the total outstanding Common Stock of the Company that the vote or decision whether to tender shares of the ESOP may be used as a defense in a contested takeover. See "Anti-takeover Provisions Affecting the Company and Community Savings - The Company - Anti-Takeover Effect of Employment Agreements, Special Termination Agreements and Benefit Plans."

PROPOSED MANAGEMENT RECOGNITION PLAN

          The Boards of Directors of the Company and Community Savings intend to adopt the MRP, subject to approval of the stockholders of the Company at a meeting to be held no sooner than six months following the Conversion. The MRP will serve as a means of providing the directors and certain employees of Community Savings with an ownership interest in the Company in a manner designed to encourage such persons to continue their service to Community Savings. All directors and certain employees of Community Savings would receive benefits under the MRP.

          Upon stockholder approval of the MRP, the Company and Community Savings expect to fund the MRP with a number of shares of Common Stock equal to 4% of the sum of the number of shares issued in the Conversion and the number of shares contributed to the Foundation. Such shares would be provided by the issuance of authorized but unissued shares of Common Stock or shares purchased by the MRP in the open market. Shares issued to recipients under the MRP will be restricted and subject to forfeiture as described below.

          To the extent that the MRP acquires authorized but unissued shares of Common Stock after the Conversion, the interests of existing shareholders will be diluted. Recipients would not be required to pay for shares issued to them under the MRP. Assuming the issuance of 2,070,000 shares in the Conversion and receipt of stockholder approval up to 86,800 shares could be issued pursuant to the MRP.

          Under applicable regulations, if the proposed MRP is submitted to and approved by the stockholders of the Company within one year after consummation of the Conversion, (i) no employee of Community Savings could receive more than 25% of the shares issued under the MRP, or 21,700 shares, assuming the issuance of 2,070,000 shares in the Conversion, (ii) the nine non-employee directors of Community Savings could receive restricted stock grants for an aggregate of not more than 30% of the shares issued under the MRP, or 26,040 shares, assuming the issuance of 2,070,000 shares in the Conversion and (iii) none of the nine non-employee directors of Community Savings could receive individually more than 5% of the shares issued under the MRP, or 4,340 shares, assuming the issuance of 2,070,000 shares in the Conversion. If the MRP is submitted to and approved by the Company's stockholders more than one year after consummation of the Conversion, the regulatory percentage limitations set forth above would not apply.

          If the MRP is submitted to and approved by the Company's stockholders within one year after the consummation of the Conversion, the MRP will provide that 20% of the shares granted will vest and become nonforfeitable on the first anniversary of the date of the grant under the MRP, and 20% will vest and become nonforfeitable on each subsequent anniversary date, so that the shares would be completely vested at the end of five years after the date of grant. Grants of Common Stock under the MRP will immediately vest upon the disability or death of a recipient. If the MRP is submitted to the Company's stockholders and approved by them more than one year after the consummation of the Conversion, the MRP may provide that grants of Common Stock under the MRP will become vested on a different schedule and that grants would be automatically vested upon retirement or upon a change in control of the Company or Community Savings. In such event, it is expected that "change in control" would have the same meaning as is set forth in the employment agreement with W. R. Gilliam. See "- Employment Agreement."

          After the grant of shares of Common Stock under the MRP, recipients will be entitled to vote all vested and unvested shares and receive all dividends and other distributions with respect thereto. Until shares become vested, the right to direct the voting of such shares and the right to receive dividends thereon may not be sold, assigned, transferred, exchanged, pledged or otherwise encumbered. If the recipient of shares under the MRP terminates his service to Community Savings prior to the time shares become vested (and such shares are not automatically vested under the MRP), unvested shares would be forfeited to the MRP and would be subject to future allocation to others. In addition, the recipient would forfeit all dividends and other distributions with respect to shares that did not become vested.

          If the MRP is approved by the stockholders, Community Savings expects to recognize a compensation expense for the MRP awards in the amount of the fair market value of the Common Stock granted. The expense would be recognized pro rata over the years during which shares vest. The recipients of stock grants would be required to recognize ordinary income equal to the fair market value of the stock. The stock grants would be made in recognition of the recipients' past service to Community Savings and as an incentive for their continued performance.

PROPOSED STOCK OPTION PLAN

          The Boards of Directors of the Company and Community Savings intend to adopt the Stock Option Plan, subject to approval of the stockholders of the Company at a meeting to be held no sooner than six months following the Conversion.

          Upon stockholder approval of the Stock Option Plan, the trustees under the Stock Option Plan could acquire in the open market a number of shares of Common Stock equal to 10% of the sum of the number of shares issued in the Conversion and the number of shares contributed to the Foundation. Such shares could be acquired prior to the time options vest or are exercised under the Stock Option Plan, or they could be acquired after the options vest and upon their exercise. In lieu of purchasing shares in the open market, the Company could issue authorized but unissued shares of Common Stock to satisfy options. The Company will reserve for issuance the maximum number of shares of Common Stock to be issued under the Plan (less any shares acquired by the Stock Option Plan in the open market). Assuming the issuance of between 1,530,000 and 2,070,000 shares in the Conversion, an aggregate of between 163,000 and 217,000 shares of Common Stock would be reserved for issuance and/or purchased in the open market to be issued upon the exercise of options granted under the Stock Option Plan.

          Assuming the Stock Option Plan is approved by the stockholders of the Company, the Stock Option Plan would be administered by a committee of the Company's Board of Directors. Options granted under the Stock Option Plan will have an option exercise price of not less than the fair market value of the Common Stock on the date the options are granted. Options granted under the Stock Option Plan will have a term of ten years, will not be transferable except upon death and will continue to be exercisable upon retirement, death or disability.

          If the Stock Option Plan is submitted to and approved by the Company's stockholders within one year after consummation of the Conversion, options granted under the Stock Option Plan will have a vesting schedule which will provide that 20% of the options granted would vest and become nonforfeitable on the first anniversary of the date of the option grant and 20% will vest and become nonforfeitable on each subsequent anniversary date, so that the options would be completely vested at the end of five years after the date of the option grant. Options will become 100% vested upon death or disability. If the Stock Option Plan is submitted to and approved by the Company's stockholders more than one year after consummation of the Conversion, a different vesting schedule may be provided and the Stock Option Plan may provide that options will become automatically vested upon retirement or upon a change in control of the Company or Community Savings. In such event, it is expected that "change in control" would have the same meaning as is set forth in the employment agreement with W.
R. Gilliam.  See "- Employment Agreement."

          Under applicable regulations, if the proposed Stock Option Plan is submitted to and approved by the stockholders of the Company within one year after consummation of the Conversion, (i) no employee of Community Savings could receive more than 25% of the options issued under the Stock Option Plan, or options to purchase 54,250 shares, assuming the issuance of 2,070,000 shares in the Conversion, (ii) the nine non-employee directors of Community Savings could receive not more than 30% of the options issued under the Stock Option Plan, or options to purchase 65,100 shares, assuming the issuance of 2,070,000 shares in the Conversion, and (iii) none of the nine non-employee directors of Community Savings could receive individually more than 5% of the options issued under the Stock Option Plan, or options to purchase 10,850 shares, assuming the issuance of 2,070,000 shares in the Conversion. If the Stock Option Plan is submitted to and approved by the Company's stockholders more than one year after consummation of the Conversion, the regulatory percentage limitations set forth above would not apply.

          Options granted to employees under the Stock Option Plan may be "incentive stock options" which are designed to result in beneficial tax treatment to the employee but no tax deduction to the Company or Community Savings. The holder of an incentive stock option generally is not taxed for federal income tax purposes on either the grant or the exercise of the option. However, the optionee must include in his or her federal alternative minimum tax income any excess (the "Bargain Element") of the acquired Common Stock's fair market value at the time of exercise over the exercise price paid by the optionee. Furthermore, if the optionee sells, exchanges, gives or otherwise disposes of such Common Stock (other than in certain types of transactions) either within two years after the option was granted or within one year after the option was exercised (an "Early Disposition"), the optionee generally must recognize the Bargain Element as compensation income for regular federal income tax purposes. Any gain realized on the disposition in excess of the Bargain Element is subject to recognition under the usual rules applying to dispositions of property. If a taxable sale or exchange is made after such holding periods are satisfied, the difference between the exercise price and the amount realized upon the disposition of the Common Stock generally will constitute a capital gain or loss for tax purposes. If an optionee exercises an incentive stock option and delivers shares of Common Stock as payment for part or all of the exercise price of the stock purchased ("Payment Stock"), no gain or loss generally will be recognized with respect to the Payment Stock; provided, however, if the Payment Stock was acquired pursuant to the exercise of an incentive stock option, the optionee will be subject to recognizing as compensation income the Bargain Element on the Payment Stock as an Early Disposition if the exchange for the new shares occurs prior to the expiration of the holding periods for the Payment

Stock. The Company generally would not recognize gain or loss or be entitled to a deduction upon either the grant of an incentive stock option or the optionee's exercise of an incentive stock option. However, if there is an Early Disposition, the Company generally would be entitled to deduct the Bargain Element as compensation paid the optionee.

          Options granted to directors under the Stock Option Plan would be "non-qualified stock options." In general, the holder of a non-qualified stock option will recognize compensation income equal to the amount by which the fair market value of the Common Stock received on the date of exercise exceeds the sum of the exercise price and any amount paid for the non-qualified stock option. If the optionee elects to pay the exercise price in whole or in part with Common Stock, the optionee generally will not recognize any gain or loss on the Common Stock surrendered in payment of the exercise price. The Company would not recognize any income or be entitled to claim any deduction upon the grant of a non-qualified stock option. At the time the optionee is required to recognize compensation income upon the exercise of the non-qualified stock option, the Company would recognize a compensation expense and be entitled to claim a deduction in the amount equal to the optionee's compensation income.

          In December, 1998, the Financial Accounting Standards Board (the "FASB") announced that it had reached tentative conclusions on its project addressing certain long-standing practice issues under Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees. The objective of the project was to issue a narrow FASB interpretation that provides accounting guidance on certain issues related to implementing and interpreting APB 25. The tentative conclusions reached by the FASB will cover events that occur after December 15, 1998. Among the conclusions reached was a determination that directors were no longer considered to be employees under the provisions of APB 25. Therefore, any options granted to directors would have to be accounted for under the provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation. Generally, such provisions would result in a charge to earnings in the periods that options granted to directors vest, measured by the excess of the fair market value of the option, determined using a valuation method such as Black-Scholes, over the exercise price. If the interpretation is issued as presently drafted, and options are granted to directors, the Company may have to record an as yet undeterminable amount of compensation expense.

          It is expected that the Stock Option Plan will provide that after an option has been granted, the optionee will be entitled to direct the trustees (three directors of Community Savings) as to the voting of all shares of Common Stock held by the trustees to satisfy vested and unvested options which have been granted to the optionee. In the event a tender offer is made for shares held by the trustees to satisfy vested and unvested options granted to an optionee, the optionee will be able to instruct the trustees' response. Any shares held by the trustees to satisfy options not yet granted shall be voted or tendered by the trustees in their discretion.

          It is expected that the Stock Option Plan will provide that any cash dividends or other distributions paid or made with respect to shares of Common Stock held by the trustees in trust under the Stock Option Plan with respect to forfeited options and options not yet granted, plus earnings on such amounts, less amounts retained by the trustees to pay the expenses of such trust, will be paid by the trustees to the Company.

          If the Stock Option Plan is approved by the stockholders of the Company, the options granted to employees and directors pursuant to the Stock Option Plan would be issued in recognition of the recipients' past service to Community Savings and as an incentive for their continued performance. No cash consideration will be paid for the options.

CERTAIN INDEBTEDNESS AND TRANSACTIONS OF MANAGEMENT

          Community Savings makes loans to its employees, including its executive officers and directors, in the ordinary course of its business. Community Savings has adopted a policy which sets forth the requirements applicable to such loans. These loans are made using the same credit and underwriting standards as are applicable to the general public, and such loans do not involve more than the normal risk of collectibility or present any other unfavorable features. Pursuant to its employee loan policy, directors and employees are eligible for reduced interest rates and reduced loan fees on certain types of loans.

     Set forth is a table describing the loans or series of loans Community Savings has made to the directors and executive officers and members of their immediate families since September 30, 1996 which exceed $60,000 in the aggregate.

                                               ORIGINAL LOAN        BALANCE OUTSTANDING AT
                                               -------------
      BORROWER             TYPE OF LOAN           AMOUNT              SEPTEMBER 30, 1998       APPLICABLE REDUCTION
      --------             ------------        -------------        ----------------------     --------------------
Joseph C. Canada      Mortgage                    $  200,000                $199,073           Waiver of fee
Joseph C. Canada      Home equity credit line     $   50,000/1/             $     35           Interest rate reduction
Joseph C. Canada      Overdraft protection        $    1,000/1/                    0           Interest rate reduction
Joseph C. Canada      Overdraft protection        $    1,000/1/                    0           Interest rate reduction
Larry H. Hall         Mortgage                    $  212,000                $208,325           None
W. Joseph Rich        Mortgage                    $  100,000                $ 95,791           Fee reduction
John F. Wellons/2/    Mortgage                    $   35,000                $ 34,781           None
John F. Wellons/2/    Equity Line                 $   50,000                $  8,520           None
William and
Kathy G. Tucker/2/    Mortgage                    $  120,000                $118,751           None

/1/ Represents the maximum limit of available credit under the line. The full amount has not been drawn.
/2/       Son of director Herbert N. Wellons.
/3/       Kathy G. Tucker is daughter of director Julian P. Griffin.

                         DESCRIPTION OF CAPITAL STOCK

THE COMPANY

          The Company is authorized to issue 20,000,000 shares of Common Stock and 5,000,000 shares of preferred stock. Neither the authorized Common Stock nor the authorized preferred stock has any par value.

          COMMON STOCK. THE COMPANY'S COMMON STOCK WILL REPRESENT NONWITHDRAWABLE CAPITAL, WILL NOT BE AN ACCOUNT OF AN INSURABLE TYPE, AND WILL NOT BE INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL ENTITY. Upon payment of the purchase price for the Common Stock, all such stock will be duly authorized, validly issued, fully paid, and nonassessable.

     Dividends. The holders of the Company's Common Stock will be entitled to receive and share ratably in such dividends on Common Stock as may be declared by the Board of Directors of the Company out of funds legally available therefor, subject to applicable statutory and regulatory restrictions. See "Supervision and

Regulation - Regulation of the Company - Dividend and Repurchase Limitations." The ability of the Company to pay dividends may be dependent on the receipt of dividends from Community Savings. See "Dividend Policy," "Supervision and Regulation - Regulation of Community Savings -Restrictions on Dividends and Other Capital Distributions," and "Taxation."

          Stock Repurchases. The shares of Common Stock do not have any redemption provisions. Stock repurchases are subject to North Carolina corporate laws regarding capital distributions and are also subject to regulations of the Federal Reserve. See "Supervision and Regulation - Regulation of the Company - Dividend and Repurchase Limitations."

          Voting Rights. Upon Conversion, the holders of Common Stock, as the only class of capital stock of the Company then outstanding, will possess exclusive voting rights with respect to the Company. Such holders will have the right to elect the Company's Board of Directors and to act on such other matters as are required to be presented to stockholders under North Carolina law or as are otherwise presented to them. Each holder of Common Stock will be entitled to one vote per share. The holders of Common Stock will have no right to vote their shares cumulatively in the election of directors. As a result, the holders of a majority of the shares of Common Stock will have the ability to elect all of the directors on the Company's Board of Directors.

          Liquidation Rights. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock of the Company would be entitled to ratably receive, after payment of or making of adequate provisions for all debts and liabilities of the Company and after the rights, if any, of preferred stockholders of the Company, all remaining assets of the Company available for distribution.

          Preemptive Rights. Holders of the Common Stock of the Company will not be entitled to preemptive rights with respect to any shares which may be issued by the Company.

          Shares Owned by Directors and Executive Officers. All shares of Common Stock issued in the Conversion to directors and executive officers of the Company and Community Savings will contain a restriction providing that such shares may not be sold without the written permission of the Administrator for a period of one year following the date of purchase, except in the event of death of the director or the executive officer.

          PREFERRED STOCK. None of the 5,000,000 shares of the Company's authorized preferred stock have been issued and none will be issued in the Conversion. Such stock may be issued in one or more series with such rights, preferences and designations as the Board of Directors of the Company may from time to time determine subject to applicable law and regulations. If and when such shares are issued, holders of such shares may have certain preferences, powers and rights (including voting rights) senior to the rights of the holders of the Common Stock. The Board of Directors can (without stockholder approval) issue preferred stock with voting and conversion rights which could, among other things, adversely affect the voting power of the holders of the Common Stock and assist management in impeding an unfriendly takeover or attempted change in control of the Company that some stockholders may consider to be in their best interests but to which management is opposed. See "Anti -Takeover Provisions Affecting the Company and Community Savings -The Company - Restrictions in Articles of Incorporation and Bylaws." The Company has no current plans to issue preferred stock.

          RESTRICTIONS ON ACQUISITION. Acquisitions of the Company and acquisitions of the capital stock of the Company are restricted by provisions in the Articles of Incorporation and Bylaws of the Company and by various federal and state laws and regulations. See "Anti-takeover Provisions Affecting the Company and Community Savings - The Company - Restrictions in Articles of Incorporation and Bylaws" and "- Regulatory Restrictions."

COMMUNITY SAVINGS

          COMMON STOCK. After consummation of the Conversion, Community Savings will be authorized to issue 100,000 shares of common stock, no par value ("Community Savings Common Stock"). The Community Savings Common Stock will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC or any other governmental entity.

          DIVIDENDS. The payment of dividends by Community Savings is subject to limitations which are imposed by North Carolina law and regulations. See "Dividend Policy" and "Supervision and Regulation - Regulation of Community Savings - Restrictions on Dividends and Other Capital Distributions." In addition, federal income tax law considerations may affect the ability of Community Savings to pay dividends and make other capital distributions. See "Taxation." Upon Conversion, the Company, as the holder of all outstanding Community Savings Common Stock, will be entitled to receive such dividends on the Community Savings Common Stock as may be declared by the Board of Directors of Community Savings out of funds legally available therefor, subject to applicable statutory and regulatory restrictions.

          VOTING RIGHTS. As a mutual North Carolina-chartered savings bank, Community Savings currently has no stockholders, and voting rights in Community Savings are currently held by Community Savings' members (depositors and borrowers). Members elect Community Savings' Board of Directors and vote on such other matters as are required to be presented to them under North Carolina law.

          Upon Conversion, the Company, as sole stockholder of Community Savings, will possess the exclusive voting rights with respect to the Community Savings Common Stock, will elect Community Savings' Board of Directors and will act on such other matters as are required to be presented to stockholders under North Carolina law or as are otherwise presented to stockholders by Community Savings' Board of Directors. The holders of Community Savings Common Stock will have no right to vote their shares cumulatively in the election of directors of Community Savings.

          LIQUIDATION RIGHTS. After the Conversion, in the event of any liquidation, dissolution or winding up of Community Savings, the Company, as holder of all of Community Savings' outstanding capital stock, would be entitled to receive all remaining assets of Community Savings available for distribution, after payment of or making of adequate provisions for, all debts and liabilities of Community Savings (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the liquidation account established in connection with the Conversion to Eligible Account Holders and Supplemental Eligible Account Holders. See "The Conversion - Effects of Conversion - Liquidation Rights."

          PREEMPTIVE RIGHTS. Holders of the Community Savings Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued by Community Savings.

          RESTRICTIONS ON ACQUISITION. Acquisitions of Community Savings and acquisitions of its capital stock are restricted by various federal and state laws and regulations. See "Anti-takeover Provisions Affecting the Holding Company and Community Savings - Community Savings."

     ANTI-TAKEOVER PROVISIONS AFFECTING THE COMPANY AND COMMUNITY SAVINGS

THE COMPANY

          RESTRICTIONS IN ARTICLES OF INCORPORATION AND BYLAWS. The Articles of Incorporation and Bylaws of the Company contain certain provisions that are intended to encourage a potential acquiror to negotiate any proposed acquisition of the Company directly with the Company's Board of Directors. An unsolicited non-negotiated takeover proposal can seriously disrupt the business and management of a corporation and cause great expense. Accordingly, the Board of Directors believes it is in the best interests of the Company and its stockholders to encourage potential acquirors to negotiate directly with management. The Board of Directors believes that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the Board of Directors' view that these provisions should not discourage persons from proposing a merger or transaction at prices reflective of the true value of the Company and that otherwise is in the best interests of all stockholders.

     However, these provisions may have the effect of discouraging offers to purchase the Company or its securities which are not approved by the Board of Directors, but which certain of the Company's stockholders may deem to be in their best interests or pursuant to which stockholders would receive a substantial premium for their shares over then current market prices.
Therefore, the existence of such anti-takeover provisions in fact may not always be in the best interests of all shareholders. Stockholders who might desire to participate in such a takeover not supported by management may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors and management more difficult. Nevertheless, the Boards of Directors of Community Savings and the Company believe these provisions are in the best interests of the stockholders. The Boards believe that such provisions will assist the Company's Board of Directors in managing the affairs of the Company in the manner they believe to be in the best interests of stockholders generally. The Boards believe that a company's board of directors is often best able in terms of knowledge regarding the company's business and prospects, as well as resources, to negotiate the best transaction for its stockholders as a whole.

     The following description of certain of the provisions of the Articles of Incorporation and Bylaws of the Company is necessarily general and reference should be made in each instance to such Articles of Incorporation and Bylaws. See "Additional Information" regarding how to obtain a copy of these documents.

     Board of Directors. The Bylaws of the Company provide that the number of directors shall not be less than five nor more than 15. The initial number of directors is ten, but such number may be changed by resolution of the Board of Directors. These provisions have the effect of enabling the Board of Directors to elect directors friendly to management in the event of a non-negotiated takeover attempt and may make it more difficult for a person seeking to acquire control of the Company to gain majority representation on the Board of Directors in a relatively short period of time. The Company believes these provisions to be important to continuity in the composition and policies of the Board of Directors.

     The Articles of Incorporation provide that, at all times when the number of directors is at least nine, there will be staggered elections of directors. As a result, the directors will each be initially elected to one, two or three-year terms, and thereafter (so long as the number of directors is nine or more) all directors will be elected to terms of three years each. This provision also has the effect of making it more difficult for a person seeking to acquire control of the Company to gain majority representation on the Board of Directors.

     The Articles of Incorporation and Bylaws of the Company provide that directors may be removed prior to the end of their term only for cause.

     Cumulative Voting. The Articles of Incorporation do not provide for cumulative voting for any purpose. Cumulative voting in election of directors entitles a stockholder to cast a total number of votes equal to the number of directors to be elected multiplied by the number of his or her shares and to distribute that number of votes among such number of nominees as the stockholder chooses. The absence of cumulative voting for directors limits the ability of a minority stockholder to elect directors. Because the holder of less than a majority of the Company's shares cannot be assured representation on the Board of Directors, the absence of cumulative voting may discourage accumulations of the Company's shares or proxy contests that would result in changes in the Company's management.

     The Board of Directors believes that (i) elimination of cumulative voting will help to assure continuity and stability of management and policies; (ii) directors should be elected by a majority of the stockholders to represent the interests of the stockholders as a whole rather than be the special representatives of particular minority interests; and (iii) efforts to elect directors representing specific minority interests are potentially divisive and could impair the operations of the Company.

     Special Meetings. The Bylaws of the Company provide that special meetings of stockholders of the Company may be called by the Chairman of the Board, the Chief Executive Officer, the President, or by the Board of Directors. If a special meeting is not called by such persons or entities, stockholder proposals cannot be presented to the stockholders for action until the next annual meeting.

     Capital Stock. The Articles of Incorporation of the Company authorize the issuance of 20,000,000 shares of common stock and 5,000,000 shares of preferred stock. The shares of common stock and preferred stock authorized in addition to the number of shares of Common Stock to be issued pursuant to the Conversion were authorized to provide the Company's Board of Directors with flexibility to issue additional shares, without further stockholder approval, for proper corporate purposes, including financing, acquisitions, stock dividends, stock splits, director and employee stock options, grants of restricted stock to directors and certain employees and other appropriate purposes. However, issuance of additional authorized shares may also have the effect of impeding or deterring future attempts to gain control of the Company.

     The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, dividend rights, and liquidation preferences, which could adversely affect the voting power of the holders of the Common Stock and discourage an attempt to acquire control of the Company. The Board of Directors does not intend to issue any preferred stock, except on terms which it deems to be in the best interests of the Company and its stockholders. However, the Board of Directors has the power, to the extent consistent with its fiduciary duties, to issue preferred stock to persons friendly to management or otherwise in order to impede attempts by third parties to acquire voting control of the Company and to impede other transactions not favored by management. The Board of Directors currently has no plans for the issuance of additional shares of Common Stock (except for such shares as may be necessary to fund the Foundation, the MRP and the Stock Option Plan) or of shares of preferred stock.

     Director Nominations. The Bylaws of the Company require a stockholder who intends to nominate a candidate for election to the Board of Directors at a stockholders' meeting to give written notice to the Secretary of the Company at least 50 days (but not more than 90 days) in advance of the date of the meeting at which such nominations will be made. The nomination notice is also required to include specified information concerning the nominee and the proposing stockholder. The Board of Directors of the Company believes that it is in the best interests of the Company and its stockholders to provide sufficient time for the Board of Directors to study all nominations and to determine whether to recommend to the stockholders that such nominees be considered.

     Supermajority Voting Provisions. The Company's Articles of Incorporation require the affirmative vote of 75% of the outstanding shares entitled to vote to approve a merger, consolidation, or other business combination, unless the transaction is approved, prior to consummation, by the vote of at least 75% of the number of the Continuing Directors (as defined in the Articles of Incorporation) on the Company's Board of Directors. "Continuing Directors" generally includes all members of the Board of Directors who are not affiliated with any individual, partnership, trust or other person or entity (or the affiliates and associates of such person or entity) which is a beneficial owner of 10% or more of the voting shares of the Company at the time it makes an offer with respect to a merger, consolidation or other business combination. This provision could tend to make the acquisition of the Company more difficult to accomplish without the cooperation or favorable recommendation of the Company's Board of Directors.

     ANTI-TAKEOVER EFFECT OF EMPLOYMENT AGREEMENT, SPECIAL TERMINATION AGREEMENTS AND BENEFIT PLANS. The existence of the ESOP may tend to discourage takeover attempts because employees participating under the ESOP and the trustees of the ESOP will effectively control the voting of the large block of shares held by the ESOP. See "Management of Community Savings - Employee Stock Ownership Plan." Also, if approved by the stockholders of the Company at a meeting of stockholders following the Conversion, the MRP and the Stock Option Plan will provide for the ownership of additional shares of Common Stock by the employees and the directors of Community Savings and for voting control by directors and certain employees over shares held by the MRP and Stock Option Plan which are attributable to grants made to them under such plans even though the grants are not yet vested. See "Management of Community Savings - Proposed Management Recognition Plan" and "- Proposed Stock Option Plan." In addition, the Foundation is expected to own 100,000 shares of the Common Stock. The affairs of the Foundation, including the exercise of voting rights in the Common Stock, will be directed by its board of directors. The initial board of directors of the Foundation will be elected by the Board of Directors of Community Savings.

     If (i) the Stock Option Plan is approved by the stockholders of the Company within one year after the Conversion and all of the stock options which could be granted to directors and executive officers under the Stock Option Plan are granted and exercised and all the shares for such options are acquired by the Stock Option Plan in the open market, (ii) the MRP is approved by the stockholders of the Company within one year after the Conversion, all of the MRP shares which could be granted to directors and executive officers are granted and issued and all such shares are acquired in the open market, (iii) the ESOP acquires 8% of the sum of the shares issued in the Conversion and the shares contributed to the Foundation and none of such shares are allocated and (iv) the Company did not issue any additional shares of its Common Stock, the shares held by directors and executive officers and their associates as a group, including
(a) shares purchased outright in the Conversion, (b) shares purchased by the ESOP, (c) shares purchased pursuant to the Stock Option Plan, (d) shares granted under the MRP and (e) shares issued to the Foundation, would give such persons effective control over as much as 41.5% or 36.7%, at the minimum and maximum of the Valuation Range, respectively, of the Common Stock issued and outstanding.

     The existence of the employment agreement and special termination agreements with employees could make a business combination with Community Savings more costly and could discourage such transactions. See "Management of Community Savings - Employment Agreement" and "- Special Termination Agreements."

     REGULATORY RESTRICTIONS. Applicable North Carolina regulations provide that for a period of three years following the Conversion, the prior written approval of the Administrator will be required before any person may, directly or indirectly, acquire beneficial ownership of or make any offer to acquire any stock or other equity security of the Company if, after the acquisition, such person would be the beneficial owner of more than 10% of such class of stock or other class of equity security of the Company. If any person were to so acquire the beneficial ownership of more than 10% of any class of any equity security without prior written approval, the securities beneficially owned in excess of 10% would not be counted as shares entitled to vote and would not be voted or counted as voting shares in connection with any matter submitted to stockholders for a vote. Approval is not required for (i) any offer with a view toward public resale made exclusively to the Company or its underwriters or the selling group acting on its behalf or (ii) any offer to acquire or acquisition of beneficial ownership of more than 10% of the common stock of the Company by a corporation whose ownership is or will be substantially the same as the ownership of the Company, provided that the offer or acquisition is made more than one year following the consummation of the Conversion.

     The regulation provides that within one year following the Conversion, the Administrator would approve the acquisition of more than 10% of beneficial ownership only to protect the safety and soundness of the institution. During the second and third years after the Conversion, the Administrator may approve such an acquisition upon a finding that (i) the acquisition is necessary to protect the safety and soundness of the Company and Community

Savings or the Board of Directors of the Company and Community Savings support the acquisition and (ii) the acquiror is of good character and integrity and possesses satisfactory managerial skills, the acquiror will be a source of financial strength to the Company and Community Savings and the public interests will not be adversely affected.

     The Change in Bank Control Act, together with North Carolina regulations, require that the consent of the Administrator and Federal Reserve be obtained prior to any person or company acquiring "control" of a North Carolina-chartered savings bank or a North Carolina-chartered savings bank holding company. Upon acquiring control, such acquiror will be deemed to be a bank holding company. Control is conclusively presumed to exist if, among other things, an individual or company acquires the power, directly or indirectly, to direct the management or policies of the Company or Community Savings or to vote 25% or more of any class of voting stock. Control is rebuttably presumed to exist under the Change in Bank Control Act if, among other things, a person acquires more than 10% of any class of voting stock, and the issuer's securities are registered under
Section 12 of the Exchange Act or the person would be the single largest stockholder. Restrictions applicable to the operations of bank holding companies and conditions imposed by the Federal Reserve in connection with its approval of such acquisitions may deter potential acquirors from seeking to obtain control of the Company. See "Supervision and Regulation - Regulation of the Company."

COMMUNITY SAVINGS

     Upon consummation of the Conversion, Community Savings will become a wholly-owned subsidiary of the Company, and, consequently, restrictions on the acquisition of Community Savings would have a more limited effect than if Community Savings' common stock were held directly by the stockholders purchasing in the Conversion. However, restrictions on the acquisition of Community Savings may discourage takeover attempts of the Company in order to gain immediate control of Community Savings.

     REGULATORY RESTRICTIONS. The Administrator and the Federal Reserve have conditionally approved the Company's acquisition of all of the stock of Community Savings issued in the Conversion. For three years following completion of a conversion, North Carolina conversion regulations require the prior written approval of the Administrator before any person may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of an equity security of a converting state savings bank such as Community Savings. If any person were to so acquire the beneficial ownership of more than 10% of any class of any equity security without prior written approval, the securities beneficially owned in excess of 10% would not be counted as shares entitled to vote and would not be voted or counted as voting shares in connection with any matter submitted to stockholders for a vote. Approval is not required for (i) any offer with a view toward public resale made exclusively to Community Savings or its underwriters or the selling group acting on its behalf or (ii) any offer to acquire or acquisition of beneficial ownership of more than 10% of the common stock of Community Savings by a corporation whose ownership is or will be substantially the same as the ownership of Community Savings, provided that the offer or acquisition is made more than one year following the consummation of the Conversion. Similarly, Federal Reserve approval is required before any person or entity may acquire "control" of Community Savings. See "- The Company - Regulatory Restrictions."

     BOARD OF DIRECTORS. The amended Certificate of Incorporation of Community Savings upon consummation of the Conversion will provide that the number of directors may be no less than five. The initial number of directors will be ten, but such number may be changed by resolution of the Board of Directors. This provision has the effect of enabling the Board of Directors to elect directors friendly to management in the event of a non-negotiated takeover attempt. Community Savings' Bylaws also provide for staggered elections of directors when the total number of directors is at least nine. These provisions are designed to make it more difficult for a person seeking to acquire control of Community Savings to gain majority representation on the Board of Directors in a relatively short period of time. Community Savings believes these provisions to be important to continuity in the composition and policies of its Board of Directors.

              CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION
                           AND BYLAWS OF THE COMPANY

LIMITATIONS OF LIABILITY

     The Articles of Incorporation of the Company provide that the directors shall be released from personal liability to the Company or its stockholders for money damages for breach of any duty as a director to the fullest extent permitted by North Carolina law. The North Carolina Business Corporation Act authorizes such provisions, but provides that they are not effective with respect to (i) acts or omissions of a director that the director knew or believed at the time were clearly in conflict with the best interests of the corporation, (ii) transactions from which the director derived an improper personal benefit, (iii) liability for certain unlawful distributions of corporation assets, and (iv) acts or omissions that occurred prior to the effectiveness of the provisions.

INDEMNIFICATION

     The Bylaws of the Company provide that any person who serves as a director, officer, employee or agent of the Company shall have a right to be indemnified by the Company to the fullest extent allowed by applicable law for liability or litigation expense arising out of activities in such capacities. Both the Bylaws and the North Carolina Business Corporation Act provide that there shall be no indemnification for liability or expense arising out of activities which were known or believed by such persons at the time of such activities to be clearly in conflict with the best interests of the Company.

DISCLOSURE OF SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission ("SEC") such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                LEGAL OPINIONS

     The validity of the issuance of the Common Stock in the Conversion has been passed upon for the Company by its special counsel, Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P., Greensboro, North Carolina, which firm has also rendered its opinion to Community Savings concerning certain federal and North Carolina income tax aspects of the Conversion as described herein under "THE CONVERSION - Income Tax Consequences." Certain legal matters will be passed upon for Trident Securities by Michael Best & Friedrich LLP, Milwaukee, Wisconsin.

                                    EXPERTS

     The Financial Statements of Community Savings as of December 31, 1997 and December 31, 1996 and for each of the years in the three-year period ended December 31, 1997 included herein have been included herein in reliance upon the report of PricewaterhouseCoopers LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     Ferguson has consented to being named as an expert herein and to the summary herein of its appraisal report as to the estimated pro forma market value of Community Savings and the Company and its opinion with respect to the value of subscription rights.

                           REGISTRATION REQUIREMENTS

     The Company will register its Common Stock with the SEC pursuant to Section 12 of the Exchange Act in connection with the Conversion and will not deregister the Common Stock for a period of three years following the completion of the Conversion. Upon such registration, the proxy and tender offer rules, insider trading reporting requirements and restrictions, annual and periodic reporting and other requirements of the Exchange Act will be applicable to the Company.

                            ADDITIONAL INFORMATION

     The Company has filed a registration statement with the SEC on Form SB-2 under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all of the information set forth in the registration statement. Such information can be examined and copied at the public reference facilities of the SEC located at Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549, and at the regional offices of the SEC at 75 Park Place, Fourteenth Floor, New York, New York 10007 and Room 3190, John C. Kluczynski Building, 230 South Dearborn Street, Chicago, Illinois 60604. Copies of such material can be obtained by mail from the SEC at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N. W., Washington, D.C. 20549. In addition, the SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company; the address is (http://www.sec.gov.). The statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each such statement is qualified by reference to such contract or document.

     Community Savings has filed an Application to Convert a Mutual Savings Bank to a Stock Owned Savings Bank with the Administrator. Pursuant to the North Carolina conversion regulations, this Prospectus omits certain information contained in such Application. The Application, which contains a copy of Ferguson's appraisal, may be inspected at the office of the Administrator, Savings Institutions Division, North Carolina Department of Commerce, Tower Building, Suite 301, 1110 Navaho Drive, Raleigh, North Carolina 27609.

     Copies of the Plan of Conversion, which includes a copy of Community Savings' proposed Amended Certificate of Incorporation and stock Bylaws, and copies of the Company's Articles of Incorporation and Bylaws are available for inspection at each office of Community Savings and may be obtained by writing to Community Savings at Post Office Box 1837, 708 South Church Street, Burlington, North Carolina 27216-1837; Attention: W. R. Gilliam, President, or by telephoning Community Savings at (336) 227-3631. A copy of Ferguson's independent appraisal is also available for inspection at the Stock Information Center.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
INDEPENDENT AUDITORS' REPORT                                                F-1

FINANCIAL STATEMENTS:

     Statements of Financial Condition at December 31, 1997 and 1996        F-2

     Statements of Operations for the Years Ended December 31, 1997,
      1996 and 1995                                                         F-3

     Statements of Retained Income for the Years Ended December 31,
      1997, 1996 and 1995                                                   F-4

     Statements of Cash Flows for the Years Ended December 31, 1997,
      1996 and 1995                                                         F-5

     Notes to Financial Statements                                          F-7

     Condensed Statements of Financial Condition at                         F-23
      September 30, 1998 (unaudited) and December 31, 1997

     Condensed Statements of Operations for the Nine
      Months Ended September 30, 1998 and 1997 (unaudited)                  F-24

     Condensed Statements of Cash Flows for the Nine
      Months Ended September 30, 1998 and 1997 (unaudited)                  F-25

     Notes to Unaudited Financial Statements                                F-26


All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Financial Statements of Community Savings or related notes. No financial statements are provided for the Company since it was not in operation for any of the periods presented.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
Community Savings Bank of Burlington, SSB
Burlington, North Carolina

We have audited the accompanying statements of financial condition of Community Savings Bank of Burlington, SSB as of December 31, 1997 and 1996 and the related statements of operations, retained income, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community Savings Bank of Burlington, SSB at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

PricewaterhouseCoopers LLP


Raleigh, North Carolina
June 5, 1998

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                                          1997               1996
                                                  ASSETS
Cash and due from banks                                                               $  3,064,469      $   6,127,014
Interest-bearing deposits in financial institutions                                      2,506,258            100,000
Federal funds sold                                                                         300,000            350,000
Investment securities:
    Available for sale                                                                   9,081,606          6,991,044
    Held to maturity (estimated market value of $13,409,400 and  $25,384,100 at
      December 31, 1997 and 1996, respectively)                                         13,396,826         25,402,698
Mortgage-backed securities:
    Available for sale                                                                   9,496,528         12,486,398
    Held to maturity (estimated market value of $8,885,600 and $11,593,700 at
      December 31, 1997 and 1996, respectively)                                          8,650,469         11,314,259
Loans receivable, net:
    Held for sale                                                                          287,046          2,256,262
    Held for investment                                                                114,545,660         85,871,102
Premises and equipment, net                                                              1,940,856          1,545,483
Income taxes receivable                                                                    103,634             53,796
Deferred income taxes                                                                    1,130,258            880,907
Federal Home Loan Bank of Atlanta stock, at cost which approximates market               1,369,000          1,540,900
Accrued interest receivable                                                              1,041,764          1,068,367
Prepaid expenses and other assets                                                          902,668            763,095
                                                                                     -------------      -------------

             Total assets                                                            $ 167,817,042      $ 156,751,325
                                                                                     -------------      -------------

                                     LIABILITIES AND RETAINED INCOME
Deposits:
    Noninterest-bearing demand                                                       $     715,834      $     744,132
    Interest-bearing demand                                                             14,711,789         13,967,814
    Savings                                                                             19,069,492         21,050,730
    Large denomination certificates of deposit                                          15,823,433         11,718,072
    Other time deposits                                                                 84,376,650         75,043,550
                                                                                     -------------      -------------
             Total deposits                                                            134,697,198        122,524,298
                                                                                     -------------      -------------

Borrowed money                                                                           6,700,000          9,000,000
Accrued interest payable                                                                    97,487             87,851
Advance payments by borrowers for property taxes and insurance                             239,841            210,222
Other liabilities                                                                        3,245,535          2,761,857
                                                                                     -------------      -------------
             Total liabilities                                                         144,980,061        134,584,228
                                                                                     -------------      -------------

Commitments and contingencies (Notes  7, 9 and 13)

Retained income:
    Appropriated                                                                         2,735,920          2,735,920
    Unappropriated                                                                      20,003,103         19,413,419
Unrealized gains on available for sale securities, net                                      97,958             17,758
                                                                                     -------------      -------------
             Total retained income                                                      22,836,981         22,167,097
                                                                                     -------------      -------------

             Total liabilities and retained income                                   $ 167,817,042      $ 156,751,325
                                                                                     =============      =============


  The accompanying notes are an integral part of these financial statements.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                    1997                1996              1995
Interest income:
    Interest and fees on loans                                    $ 8,014,788        $ 6,727,796       $ 5,937,974
    Interest and dividends on investments                           3,568,504          3,892,621         3,844,143
                                                                  -----------        -----------       -----------
             Total interest income                                 11,583,292         10,620,417         9,782,117
                                                                  -----------        -----------       -----------

Interest expense:
    Interest on deposits                                            6,280,159          5,921,312         5,722,005
    Interest on borrowings                                            460,005            459,563            11,902
                                                                  -----------        -----------       -----------
             Total interest expense                                 6,740,164          6,380,875         5,733,907
                                                                  -----------        -----------       -----------

Net interest income before provision for loan losses                4,843,128          4,239,542         4,048,210
Provision for loan losses                                             360,000             60,000                 -
                                                                  -----------        -----------       -----------
             Net interest income                                    4,483,128          4,179,542         4,048,210
                                                                  -----------        -----------       -----------

Other income:
    Service charges on deposit accounts                                69,300             58,481            57,521
    Other fees and service charges                                    143,049             96,386            91,989
    Loan servicing fees                                                60,915             69,451            73,460
    Other                                                              91,808            132,700           345,278
                                                                  -----------        -----------       -----------
             Total other income                                       365,072            357,018           568,248
                                                                  -----------        -----------       -----------

General and administrative expenses:
    Compensation and fringe benefits                                2,492,858          1,891,704         2,061,316
    Occupancy                                                         190,476            204,460           169,156
    Advertising                                                       166,627            142,398           130,166
    Data processing                                                   120,078            125,363           109,676
    Federal insurance premiums                                         78,727            970,776           274,351
    Other                                                             830,260            601,614           452,254
                                                                  -----------        -----------       -----------
             Total general and administrative expenses              3,879,026          3,936,315         3,196,919
                                                                  -----------        -----------       -----------

Income before income taxes                                            969,174            600,245         1,419,539

Income taxes                                                          379,490            201,270           510,822
                                                                  -----------        -----------       -----------

Net income                                                        $   589,684        $   398,975       $   908,717
                                                                  ===========        ===========       ===========


  The accompanying notes are an integral part of these financial statements.

COMUNITY SAVINGS BANK OF BURLINGTON, SSB
STATEMENTS OF RETAINED INCOME
YEAR ENDED DEEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                                                     NET
                                                                                                 UNREALIZED
                                                                                                    GAINS
                                                                                                 (LOSSES) ON
                                                                                                AVAILABLE FOR
                                                                                                    SALE
                                                       APPROPRIATED        UNAPPROPRIATED        SECURITIES           TOTAL
                                                      ----------------   -------------------   ----------------   ---------------
    Balance at January 1, 1995                            $ 2,735,920         $  18,105,727         $ (211,595)      $20,630,052

    Change in net unrealized gains (losses),
      net of income taxes                                           -                     -            208,395           208,395

    Net income                                                      -               908,717                  -           908,717
                                                      ----------------   -------------------   ----------------   ---------------

    Balance at December 31, 1995                            2,735,920            19,014,444             (3,200)       21,747,164

    Change in net unrealized gains (losses),
      net of income taxes                                           -                     -             20,958            20,958

    Net income                                                      -               398,975                  -           398,975
                                                      ----------------   -------------------   ----------------   ---------------

    Balance at December 31, 1996                            2,735,920            19,413,419             17,758        22,167,097

    Change in net unrealized gains (losses),
      net of income taxes                                           -                     -             80,200            80,200

    Net income                                                      -               589,684                  -           589,684
                                                      ----------------   -------------------   ----------------   ---------------

    Balance at December 31, 1997                          $ 2,735,920         $  20,003,103          $  97,958       $22,836,981
                                                      ================   ===================   ================   ===============


  The accompanying notes are an integral part of these financial statements.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                                1997               1996              1995
Operating activities:
    Net income                                                             $    589,684     $     398,975      $    908,717
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Provision for loan losses                                               360,000            60,000                 -
        Depreciation                                                            242,575            94,489            92,772
        Accretion of discounts on securities                                   (212,345)         (282,645)         (450,319)
        Provision for deferred income taxes                                    (290,668)         (165,301)         (244,322)
        Gain on sale of premises and equipment                                        -              (909)                -
        Loss (gain) on disposal of real estate acquired in
           settlement of loans                                                    8,292           (60,454)                -
        Net loss (gain) on sales of investment and
           mortgage-backed securities                                             2,733            (8,925)              582
        Originations of loans held for sale                                    (415,200)         (636,603)          (61,600)
        Proceeds from sale of loans held for sale                             2,428,507           587,895         1,262,510
        Change in valuation allowance for loans held for sale                   (48,241)           48,241          (291,105)
        Net loss (gain) on sale of loans held for sale                            4,150            (1,346)           (2,212)
        Other operating activities                                              335,328           161,358           491,043
                                                                           -------------    --------------     -------------
             Net cash provided by operating activities                        3,004,815           194,775         1,706,066
                                                                           -------------    --------------     -------------

Investing activities:
    Purchases of investment securities available for sale                    (6,008,024)      (14,850,615)       (9,695,469)
    Proceeds from sales of securities and mortgage-backed
      securities available for sale                                           4,663,199        11,457,866         1,510,156
    Proceeds from maturities of securities available for sale                 1,000,000                 -                 -
    Purchases of investment securities held to maturity                        (924,612)       (6,510,741)       (5,999,703)
    Proceeds from maturities of securities held to maturity                  13,177,236        12,649,056         9,449,400
    Proceeds from principal repayments of mortgage-backed
      securities                                                              3,992,300         6,626,479         4,106,732
    Proceeds from redemption of FHLB stock                                      171,900                 -                 -
    Loan originations, net of principal repayments, of loans
      held for investment                                                   (29,189,064)      (10,622,268)       (9,834,278)
    Proceeds from disposal of real estate acquired in
      settlement of loans                                                       146,214           191,345                 -
    Purchases of premises and equipment                                        (637,948)         (573,202)         (153,361)
    Proceeds from sale of premises and equipment                                      -            12,693             3,176
                                                                           -------------    --------------     -------------
             Net cash used in investing activities                          (13,608,799)       (1,619,387)      (10,613,347)
                                                                           -------------    ---------------    -------------

                                  (Continued)

  The accompanying notes are an integral part of these financial statements.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

                                                                               1997               1996              1995
Financing activities:
    Net increase (decrease) in deposit accounts                              12,172,900         3,616,868          (344,994)
    Net change in escrow deposits                                                24,797            21,524           (12,689)
    Proceeds from FHLB borrowings                                             2,000,000         1,500,000        11,000,000
    Repayments of FHLB borrowings                                            (4,300,000)       (1,500,000)       (2,000,000)
                                                                           -------------     -------------     -------------
             Net cash provided by financing activities                        9,897,697         3,638,392         8,642,317
                                                                           -------------     -------------     -------------

Increase (decrease) in cash and cash equivalents                               (706,287)        2,213,780          (264,964)

Cash and cash equivalents, beginning of year                                  6,577,014         4,363,234         4,628,198
                                                                           -------------     -------------     -------------

Cash and cash equivalents, end of year                                     $  5,870,727      $  6,577,014      $  4,363,234
                                                                           =============     =============     =============

Supplemental disclosures:
    Cash paid for interest                                                 $  6,730,526      $  6,385,624      $  5,721,405
    Cash paid for income taxes                                             $    720,000      $    280,000      $    775,000
    Real estate acquired through settlement of loans                       $    154,506      $     27,474      $    103,417

  The accompanying notes are an integral part of these financial statements.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS

     Community Savings Bank of Burlington, SSB (the "Bank"), is a North Carolina chartered savings bank regulated by the Federal Deposit Insurance Corporation and the North Carolina Savings Institutions Administrator.

     The Bank's principal business activity is to accept deposits from the general public and to make conventional first mortgage loans for the purchase of real estate and general commercial loans, as well as to provide refinancing for loans secured by real estate. Substantially all of the Bank's lending activity is with customers located in Alamance and surrounding counties within North Carolina.

     INVESTMENTS AND MORTGAGE-BACKED SECURITIES

     Investments in certain securities are classified into three categories and accounted for as follows: (1) debt securities that the entity has the positive intent and the ability to hold to maturity are classified as held-to-maturity and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of retained income.

     Premiums and discounts on debt securities are recognized in interest income on the level interest yield method over the period to maturity.

     Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

     Gains and losses on the sale of securities are determined by using the specific identification method.

     LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

     Loans receivable held for investment are stated at the amount of unpaid principal, reduced by an allowance for loan losses and net deferred origination fees. Interest on loans is accrued based on the principal amount outstanding and is recognized on a level yield method. The accrual of interest is discontinued, and accrued but unpaid interest is reversed when, in management's judgment, it is determined that the collectibility of interest, but not necessarily principal, is doubtful. Generally, this occurs when payment is delinquent in excess of ninety days.

     Loan origination fees are deferred, as well as certain direct loan origination costs. Such costs and fees are recognized as an adjustment to yield over the contractual lives of the related loans utilizing the interest method.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     Commitment fees to originate or purchase loans are deferred, and if the commitment is exercised, recognized over the life of the loan as an adjustment of yield. If the commitment expires unexercised, commitment fees are recognized in income upon expiration of the commitment. Fees for originating loans for other financial institutions are recognized as loan fee income.

     A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. At December 31, 1997 and 1996, and during the three years ended December 31, 1997, there were no loans material to the financial statements which were defined as impaired.

     The Bank uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows, operating income or loss, etc.

     The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management believes that it has established the allowance in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in the allowance.

     LOANS HELD FOR SALE

     Loans originated and intended for sale are carried at the lower of cost or aggregate estimated market value. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains and losses on sales of whole or participating interests in real estate loans are recognized at the time of sale and are determined by the difference between net sales proceeds and the Bank's basis of the loans sold, adjusted for the recognition of any servicing assets retained.

     INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS

     Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

     While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding, except in the case of loans with scheduled amortization where the payment is generally applied to the oldest payment due. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

     PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed by straight-line and accelerated methods based on estimated service lives of assets. Useful lives range from 10 to 40 years for substantially all premises and from 3 to 20 years for equipment and fixtures.

     REAL ESTATE OWNED

     Assets acquired through loan foreclosure are recorded as real estate owned ("REO") at the lower of the estimated fair value of the property less estimated costs to sell at the date of foreclosure or the carrying amount of the loan plus unpaid accrued interest. The carrying amount is subsequently reduced by additional allowances which are charged to earnings if the estimated fair value declines below its initial value plus any capitalized costs. Costs related to the improvement of the property are capitalized, whereas costs related to holding the property are expensed.

     INVESTMENT IN FEDERAL HOME LOAN BANK STOCK

     The Bank is required to invest in Federal Home Loan Bank of Atlanta (FHLB) stock in the amount of at least 1% of its net home mortgage loans receivable. At December 31, 1997 and 1996 the Bank owned 13,690 and 15,409 shares, respectively, of the FHLB's $100 par value capital stock. As no ready market exists for this stock, and it has no quoted market value, the stock is carried at cost.

     INCOME TAXES

     Deferred tax asset and liability balances are determined by application to temporary differences of the tax rate expected to be in effect when taxes will become payable or receivable. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include demand and time deposits (with remaining maturities of ninety days or less at time of purchase) at other financial institutions and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

     NEW ACCOUNTING PRONOUNCEMENTS

     The Bank adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" on January 1, 1997. The impact of adopting this statement was not material to the Bank's financial statements.

     The Bank will adopt SFAS No. 130, "Reporting Comprehensive Income" on January 1, 1998. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements.

     The Bank will adopt SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information" on January 1, 1998. SFAS No. 131 specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


2.   INVESTMENT SECURITIES

     Investment securities at December 31, 1997 and 1996 are summarized as follows:

                                                                                           ESTIMATED
                                                     AMORTIZED       GROSS UNREALIZED        MARKET
                                                                  ---------------------
                                                       COST        GAINS        LOSSES        VALUE
                                                    -----------   -------      --------   ----------
            1997:
            Available for sale:
              U.S. Treasury securities              $ 4,013,097   $16,965      $      -   $ 4,030,062
              U.S. Government agency securities       4,989,735    47,409             -     5,037,144
              Other equity securities                    14,400         -             -        14,400
                                                    -----------   -------      --------   -----------
                                                    $ 9,017,232   $64,374      $      -   $ 9,081,606
                                                    ===========   =======      ========   ===========
            Held to maturity:
              U.S. Treasury securities              $ 6,346,619   $ 5,792      $ (6,311)  $ 6,346,100
              U.S. Government agency securities       6,955,257    24,401       (11,758)    6,967,900
              Municipal securities                       94,950       450             -        95,400
                                                    -----------   -------      --------   -----------
                                                    $13,396,826   $30,643      $(18,069)  $13,409,400
                                                    ===========   =======      ========   ===========
            1996:
            Available for sale:
              U.S. Treasury securities              $ 4,982,528   $   744      $ (8,168)  $ 4,975,104
              U.S. Government agency securities       1,985,728    15,812             -     2,001,540
              Other equity securities                    14,400         -             -        14,400
                                                    -----------   -------      --------   -----------
                                                    $ 6,982,656   $16,556      $ (8,168)  $ 6,991,044
                                                    ===========   =======      ========   ===========
            Held to maturity:
              U.S. Treasury securities              $15,248,525   $32,123      $(52,248)  $15,228,400
              U.S. Government agency securities       9,959,334    30,967       (31,001)    9,959,300
              Municipal securities                      194,839     1,561             -       196,400
                                                    -----------   -------      --------   -----------
                                                    $25,402,698   $64,651      $(83,249)  $25,384,100
                                                    ===========   =======      ========   ===========

     Securities with a carrying value of $7,167,156 were sold during the year ended December 31, 1997, resulting in gross realized gains of $12,024 and gross realized losses of $882. Available for sale securities with a carrying value of $1,548,594, were sold during the year ended December 31, 1996, resulting in gross realized gains of $52,782. Available for sale securities with a carrying value of $1,510,738 were sold during the year ended December 31, 1995, resulting in gross realized losses of $582.

     Securities with a carrying value of $4,492,102 and $11,462,726 were pledged as collateral at December 31, 1997 and 1996, respectively, to secure advances with the FHLB. Securities with a carrying value of $506,296 and $509,894 were pledged as collateral for treasury, tax and loan deposits at December 31, 1997 and 1996, respectively.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     The amortized cost and estimated market value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                               ESTIMATED
                                                              AMORTIZED          MARKET
                                                                COST              VALUE
                                                           ---------------   ---------------
     Available for sale:
         Due in one year or less                              $  2,998,619      $  3,004,340
         Due after one year through five years                   6,004,213         6,062,866
                                                           ---------------   ---------------
                                                              $  9,002,832      $  9,067,206
                                                           ---------------   ---------------
     Held to maturity:
         Due in one year or less                              $  5,441,199      $  5,433,775
         Due after one year through five years                   6,992,958         7,010,825
         Due after ten years                                       962,669           964,800
                                                           ---------------   ---------------
                                                              $ 13,396,826        13,409,400
                                                           ---------------   ---------------

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENT

--------------------------------------------------------------------------------

3.       MORTGAGE - BACKED SECURITIES

         Mortgage-backed securities at December 31, 1997 and 1996 are summarized as follows:

                                                                                                               ESTIMATED
                                                        AMORTIZED               GROSS UNREALIZED                MARKET
                                                                        -------------------------------
                                                           COST             GAINS             LOSSES             VALUE
                                                     -------------      ------------        -----------       -----------
         1997:
         Available for sale:
               FHLMC participation certificates        $    54,888        $        -          $  (6,068)      $    48,820
               REMICs                                    9,357,592            90,116                  -         9,447,708
                                                     -------------      ------------        -----------       -----------

                                                       $ 9,412,480        $   90,116          $  (6,068)      $ 9,496,528
                                                     =============      ============        ===========       ===========

         Held to maturity:
               GNMA participation certificates         $ 2,253,791        $  144,909          $       -       $ 2,398,700
               FHLMC participation certificates          4,498,375            93,500             (2,975)        4,588,900
               REMICs                                    1,898,303             4,604             (4,907)        1,898,000
                                                     -------------      ------------        -----------       -----------

                                                       $ 8,650,469        $  243,013          $  (7,882)      $ 8,885,600
                                                     =============      ============        ===========       ===========

         1996:
         Available for sale:
               GNMA participation certificates         $ 2,206,172        $        -          $ (16,684)      $ 2,189,488
               FHLMC participation certificates             92,670                 -             (7,851)           84,819
               REMICs                                   10,169,038            43,053                  -        10,212,091
                                                     -------------      ------------        -----------       -----------

                                                       $12,467,880        $   43,053          $ (24,535)      $12,486,398
                                                     =============      ============        ===========       ===========

         Held to maturity:
               GNMA participation certificates         $ 2,569,698        $  139,402          $       -       $ 2,709,100
               FHLMC participation certificates          5,434,182           160,518                  -         5,594,700
               REMICs                                    3,310,379             6,181            (26,660)        3,289,900
                                                     -------------      ------------        -----------       -----------

                                                       $11,314,259        $  306,101          $ (26,660)      $11,593,700
                                                     =============      ============        ===========       ===========


         Mortgage-backed securities with a carrying value of $1,688,011 were sold during the year ended December 31, 1997, resulting in gross realized losses of $13,875. Mortgage-backed and mortgage related securities with a carrying value of $9,900,347 were sold during the year ended December 31, 1996, resulting in gross realized losses of $43,857.

         Mortgage-backed securities held as available for sale, with a carrying value of $5,831,553 and $2,189,488 were pledged as collateral for advances from the FHLB at December 31, 1997 and 1996, respectively.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

         The amortized cost and estimated market value of mortgage-backed securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepay penalties.

                                                                                            ESTIMATED
                                                                           AMORTIZED          MARKET
                                                                             COST              VALUE
                                                                        -------------     --------------
          Available for sale:
              Due after ten years                                       $   9,412,480     $    9,496,528
                                                                        =============     ==============

          Held to maturity:
              Due after five years through ten years                    $     300,638     $      310,400
              Due after ten years                                           8,349,831          8,575,200
                                                                        -------------     --------------

                                                                        $   8,650,469          8,885,600
                                                                        =============     ==============

4.       LOANS RECEIVABLE

         Loans receivable at December 31, 1997 and 1996 are summarized as follows:

                                                                              1997                1996
         Mortgage loans                                                $   102,358,704     $   88,783,038
         Consumer loans                                                      1,685,644            332,702
         Commercial loans                                                   11,990,967          1,458,068
                                                                       ---------------     --------------
               Total                                                       116,035,315         90,573,808
         Less:
          Loans in process                                                    (269,837)        (3,847,905)
          Allowance for loan losses                                           (781,177)          (491,658)
          Deferred loan fees                                                  (438,641)          (363,143)
                                                                       ---------------     --------------

         Loans receivable, net                                         $   114,545,660     $   85,871,102
                                                                       ===============     ==============

         At both December 31, 1997 and 1996, the Bank had entered into a security agreement with a blanket floating lien pledging its eligible real estate loans to secure actual or potential borrowings from the FHLB (See Note 7).

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

         The Bank originates mortgage loans for portfolio investment or sale in the secondary market. During the period of origination, mortgage loans are designated as either held for sale or investment purposes. Transfers of loans held for sale to the investment portfolio are recorded at the lower of cost or market value on the transfer date. Loans receivable held for sale at December 31, 1997 and 1996 are fixed rate mortgage loans with an estimated market value of approximately $287,000 and $2,256,000, respectively.

         Net losses on sales of loans receivable held for sale amounted to $4,150 during year ended December 31, 1997. Net gains on sales of loans receivable held for sale amounted to $1,346 and $2,212 for the years ended December 31, 1996 and 1995, respectively.

         The changes in the allowance for loan losses for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                  1997            1996              1995
         Balance at beginning of period    $   491,658       $    431,295      $   430,683
         Provisions for loan losses            360,000             60,000                -
         Loans charged off                     (71,055)                 -             (530)
         Recoveries                                574                363            1,142
                                           -----------       ------------      -----------
         Balance at end of period          $   781,177       $    491,658      $   431,295
                                           ===========       ============      ===========

5.       PREMISES AND EQUIPMENT


         Premises and equipment at December 31, 1997 and 1996 consist of the following:

                                                              1997              1996
         Land                                           $    350,638      $     350,638
         Office buildings                                  1,969,576          1,390,346
         Construction in progress                                  -            238,381
         Furniture, fixtures and equipment                 1,274,686            991,330
         Vehicles                                             32,730             32,226
                                                        ------------      -------------
                                                           3,627,630          3,002,921
         Less accumulated depreciation                    (1,686,774)        (1,457,438)
                                                        ------------      -------------

                Total                                   $  1,940,856      $   1,545,483
                                                        ============      =============

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

6.   EMPLOYEE BENEFIT PLANS

     The Bank has a retirement plan which covers substantially all of its employees. The provisions of the plan provide for contributions of 10% of the employee's salary by the Bank and 5% by the participant, subject to certain eligibility requirements. The plan provides that the employees contributions are 100% vested at all times and the Bank's contributions vest 20% per year beginning with the third year of service, with 100% vesting after seven years or attaining normal retirement age. Employer contributions to the retirement plan for the years ended December 31, 1997, 1996 and 1995, were $88,719, $75,028, and $76,813, respectively. The assets of the plan exceeded the vested benefits at December 31, 1997, the date of the last accounting. The plan is funded currently by contributions from the employer and employees, with any forfeitures used to reduce the required contributions.

     Directors participate in deferred compensation plans. These plans generally provide for fixed payments for a period of ten years once directors reach age seventy. The estimated amount of future payments to be made are provided for according to the terms of the various contracts for each participant. The Bank expensed $537,874, $389,949 and $651,390 related to these plans during the years ended December 31, 1997, 1996 and 1995, respectively. Included in other liabilities at December 31, 1997 and 1996 is $3,112,368 and $2,719,031, respectively, related to these plans. The Bank purchases life insurance contracts on the participants, of which the Bank is the owner and beneficiary. These contracts had a cash surrender value, net of policy loans and accrued interest thereon, of $791,620 and $599,410 at December 31, 1997 and 1996, respectively.

7.   BORROWED MONEY

     Borrowed money represents advances from the FHLB and totaled $6,700,000 and $9,000,000 at December 31, 1997 and 1996, respectively. These advances had a weighed average rate of 6.0% at both December 31, 1997 and 1996. Advances outstanding at December 31, 1997 mature in September 1998.

     At December 31, 1997 and 1996 the Bank had securities with a carrying value of $10,323,655 and $13,652,214, respectively, and certain loans secured by one to four family residential mortgages pledged against actual and potential borrowings from the FHLB.

     At December 31, 1997, the Bank had an additional $8,300,000 of credit available with the FHLB.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

8.   DEPOSITS

     The scheduled maturities of certificates of deposit of $100,000 or more as of December 31, 1997 and 1996 are summarized as follows:

                                                    1997              1996
     Twelve months or less                     $ 13,176,406        $5,261,120
     Over twelve months                           2,647,027         6,456,952
                                               -------------     -------------
                                               $ 15,823,433      $ 11,718,072
                                               -------------     -------------

     At both December 31, 1997 and 1996, the Bank had cash and due from banks approximating $1,200,000 pledged with the FHLB to secure certain Individual Retirement Accounts.

9.   INCOME TAXES

     The components of income taxes for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                              1997              1996              1995
     Current expense                       $ 670,158          $ 366,571         $ 755,144
     Deferred benefit                       (290,668)          (165,301)         (244,322)
                                           ----------         ----------        ----------
         Total                             $ 379,490          $ 201,270         $ 510,822
                                           ----------         ----------        ----------

     Reconciliation of expected income tax at the statutory Federal rate of 34% with income tax expense for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                               1997              1996              1995
     Expected income tax expense                          $ 329,484          $ 204,083         $ 482,643
     State income taxes net of federal income tax
         benefit                                              7,638                  -                 -
     Non-deductible expenses                                 42,368             (2,813)           28,179
                                                         ----------          ---------         ---------
                                                         $  379,490          $ 201,270         $ 510,822
                                                         ----------          ---------         ---------

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     The components of the net deferred income tax asset at December 31, 1997 and 1996 are as follows:

                                                            1997                1996
     Deferred income tax assets:
         Deferred directors' fees                        $  1,058,205       $   924,470
         Bad debt reserve                                     265,600           167,163
         Deferred loan fees and costs                         149,138           123,469
         Depreciation and amortization                              -            11,622
                                                         -------------      ------------
                                                            1,472,943         1,226,724
                                                         -------------      ------------
     Deferred income tax liabilities:
         Depreciation and amortization                         10,889                 -
         Unrealized gains on securities
           available-for-sale                                  50,464             9,147
         FHLB stock                                           221,340           221,340
         Other                                                 59,992           115,330
                                                         -------------      ------------
                                                              342,685           345,817
                                                         -------------      ------------
     Net deferred income tax asset                       $  1,130,258       $   880,907
                                                         -------------      ------------

     Retained income at December 31, 1997, includes approximately $5,232,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for income tax purposes only. Reductions of the amount so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate.

     During 1996, Congress enacted certain tax legislation that exempted thrift institutions from being taxed on pre-1987 bad debt reserves. However, the Bank will be recapturing a portion of its post-1987 bad debt reserve created by using the percentage of taxable income method. The Bank has previously recorded deferred tax liabilities related to these excess reserves. Additionally, the Bank is now required to use the experience method.

10.  REGULATORY CAPITAL REQUIREMENTS

     The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     As of December 31, 1997, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The Company's actual capital amounts and ratios as of December 31, 1997 and 1996 are presented in the table below.

                                                                                                  TO BE WELL CAPITALIZED
                                                                           FOR CAPITAL                  UNDER PROMPT
                                                     ACTUAL              ADEQUACY PURPOSES           ACTION PROVISIONS
                                             ---------------------     ---------------------    -------------------------
                                               AMOUNT        RATIO       AMOUNT      RATIO        AMOUNT        RATIO
                                             ----------    ---------   ---------    --------    ----------    -----------
     1997:
     ----
     Total Capital (to Risk Weighted
         Weighted Assets)                    $ 23,520,200    28.9%     $ 6,505,520     8.0%     $ 8,131,900       10.0%
     Tier I Capital (to Risk Weighted
         Weighted Assets)                      22,739,023    27.9%       3,252,760     4.0%       4,879,140        6.0%
     Tier I Capital (to Average Assets)        22,739,023    13.7%       6,646,440     4.0%       8,308,050        5.0%
     Total Tangible Capital (to Total
         tangible Assets)                      23,520,200    13.9%       8,429,911     5.0%       8,429,911        5.0%

     1996:
     ----
     Total Capital (to Risk Weighted
        Weighted Assets)                     $ 22,569,942    35.6%     $ 5,076,000     8.0%     $ 6,345,000       10.0%
     Tier I Capital (to Risk Weighted
        Weighted Assets)                       22,149,339    34.9%       2,538,000     4.0%       3,807,000        6.0%
     Tier I Capital (to Average Assets)        22,149,339    14.2%       6,248,000     4.0%       7,810,000        5.0%
     Total Tangible Capital (to Total
        tangible Assets)                       22,569,942    14.4%       7,853,596     5.0%       7,853,596        5.0%

     On September 30, 1996, Congress passed into law a recapitalization plan for the Savings Association Insurance Fund (the "SAIF"), the insurance fund covering deposits of savings institutions. The approved plan provided for a special assessment of 0.66% on certain deposits as of March 31, 1996. The Bank's assessment amounted to approximately $800,000.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

11.  MORTGAGE BANKING ACTIVITIES

     Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of mortgage loans serviced for others was $21,262,067 and $22,122,788 at December 31, 1997 and 1996, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payment to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

     The Bank exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Since many unused lines of credit expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     A summary of the contractual amounts of the Bank's exposure to off-balance sheet risk as of December 31, 1997 and 1996 is as follows:

                                                                  1997              1996
     Commitments to extend credit:
         Commitments to originate loans                      $  8,024,000      $  6,540,000
         Undrawn balances on lines of credit                    4,677,000         4,317,000
                                                             -------------     -------------
                                                             $ 12,701,000        10,857,000
                                                             =============     =============

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

13.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS No. 107), requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a significant part of the Bank's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the net realizable value could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the Bank taken as a whole.

     Fair values have been estimated using data which management considered the best available, and estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimation methodologies, resulting fair values, and recorded carrying amounts at December 31, 1997 and 1996 were as follows:

     Cash and cash equivalents are by definition short-term and do not present any unanticipated credit issues. Therefore, the carrying amount is a reasonable estimate of fair value. The estimated fair values of investment securities and mortgage backed securities are provided in Notes 2 and 3 to the financial statements. These are based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

     The fair value of loans held for sale is estimated using quoted market prices or market prices for similar instruments.

     The fair value of the net loan portfolio has been estimated using the present value of expected cash flows, discounted at an interest rate adjusted for servicing costs and giving consideration to estimated prepayment risk and credit loss factors. The fair value of the Bank's loan portfolio at December 31, 1997 and 1996 were as follows:

                                                    1997              1996
     Loans:
         Carrying amount                     $114,545,660      $ 85,871,102
         Estimated fair value                 114,259,000        85,040,000

     The fair value of deposit liabilities with no stated maturities has been estimated to equal the carrying amount (the amount payable on demand), totaling $34,497,115 and $35,762,676 at December 31, 1997 and 1996,
     respectively. Under Statement 107, the fair value of deposits with no stated maturity is equal to the amount payable on demand. Therefore, the fair value estimates for these products do not reflect the benefits that the Bank receives from the low-cost, long-term funding they provide. These benefits are considered significant.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     The fair value of certificates of deposits and advances from the FHLB is estimated by discounting the future cash flows using the current rates offered for similar deposits and advances with the same remaining maturities. The carrying value and estimated fair values of certificates of deposit and FHLB advances at December 31, 1997 and 1996 were as follows:

                                                     1997               1996
     Certificates of deposits:
         Carrying amount                        $ 100,200,083      $ 86,761,622
         Estimated fair value                     100,381,000        86,996,900
     Advances from the FHLB:
         Carrying amount                        $   6,700,000      $  9,000,000
         Estimated fair value                       6,700,000         9,000,000

     There is no material difference between the carrying amount and estimated fair value of off-balance sheet items totaling $12,701,000 and $10,857,000 at December 31, 1997 and 1996, respectively, which are primarily comprised of unfunded loan commitments.

     The Bank's remaining assets and liabilities are not considered financial instruments.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
CONDENSED STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 1998 (UNAUDITED) AND DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                             1998            1997
                                          ASSETS

Cash and due from banks                                                 $   2,963,865   $   3,064,469
Interest-bearing deposits in financial institutions and federal
   funds sold                                                               1,802,817       2,806,258
Investment securities:
   Available for sale                                                      12,196,706       9,081,606
   Held to maturity                                                         3,501,309      13,396,826
Mortgage-backed securities:
   Available for sale                                                      10,006,460       9,496,528
   Held to maturity                                                         5,237,072       8,650,469
Loans receivable, net:
   Held for sale                                                                    -         287,046
   Held for investment                                                    127,403,457     114,545,660
Premises and equipment, net                                                 2,271,451       1,940,856
Income taxes receivable                                                       103,634         103,634
Deferred income taxes                                                       1,451,243       1,130,258
Federal Home Loan Bank of Atlanta stock, at cost which
   approximates market                                                      1,369,000       1,369,000
Accrued interest receivable                                                 1,044,241       1,041,764
Prepaid expenses and other assets                                           1,022,261         902,668
                                                                        -------------   -------------

       Total assets                                                     $ 170,373,516   $ 167,817,042
                                                                        =============   =============


            LIABILITIES AND RETAINED INCOME
Deposits:
   Noninterest-bearing demand                                           $     344,848   $     715,834
   Interest-bearing demand                                                 14,847,316      14,711,789
   Savings                                                                 17,983,301      19,069,492
   Time deposits                                                          104,848,325     100,200,083
                                                                        -------------   -------------
       Total deposits                                                     138,023,790     134,697,198
                                                                        -------------   -------------

Borrowed money                                                              5,000,000       6,700,000
Accrued interest payable                                                       47,654          97,487
Other liabilities                                                           4,034,788       3,485,376
                                                                        -------------   -------------
       Total liabilities                                                  147,106,232     144,980,061

Retained income                                                            23,172,454      22,739,023
Accumulated other comprehensive income                                         94,830          97,958
                                                                        -------------   -------------
       Total retained income                                               23,267,284      22,836,981
                                                                        -------------   -------------

       Total liabilities and retained income                            $ 170,373,516   $ 167,817,042
                                                                        =============   =============

  The accompanying notes are an integral part of these financial statements.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
CONDENSED STATEMENTS OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                 1998            1997
Interest and dividend income:
   Loans receivable                                                           $7,430,441      $5,682,853
   Securities                                                                  2,002,963       2,866,703
                                                                              ----------      ----------
       Total interest and dividend income                                      9,433,404       8,549,556
                                                                              ----------      ----------

Interest expense:
   Deposits                                                                    4,966,402       4,607,383
   Borrowings                                                                    254,406         356,579
                                                                              ----------      ----------
       Total interest expense                                                  5,220,808       4,963,962
                                                                              ----------      ----------

       Net interest income                                                     4,212,596       3,585,594

Provision for loan losses                                                        350,000          90,000
                                                                              ----------      ----------
Net interest income after provision for loan losses                            3,862,596       3,495,594

Other operating income                                                           376,787         274,058

Other operating expense:
   Compensation and employee benefits                                          2,199,080       1,639,273
   Occupancy and equipment                                                       320,474         247,354
   Data processing service                                                       215,248          89,764
   Other                                                                         863,818         463,898
                                                                              ----------      ----------
       Total other operating expenses                                          3,598,620       2,440,289
                                                                              ----------      ----------

Income before income taxes                                                       640,763       1,329,363

Income tax expense                                                               207,332         474,341
                                                                              ----------      ----------

Net income                                                                    $  433,431      $  855,022
                                                                              ==========      ==========


The accompanying notes are an integral part of these financial statements.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
CONDENSED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                             1998             1997
Cash flows from operating activities:
   Net income                                                                           $   433,431     $    855,022
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation                                                                           146,817          101,067
     Provision for loan losses                                                              350,000           90,000
     Provision for deferred income taxes                                                   (320,424)         (84,451)
     Originations of loans held for sale                                                          -         (195,000)
     Proceeds from sale of loans held for sale                                              311,406          197,065
     Net gain on sale of loans held for sale                                                (24,360)          (2,065)
     Changes in operating assets and liabilities:
       Accrued interest receivable                                                           (2,477)        (133,390)
       Prepaid expenses and other assets                                                   (119,593)        (108,342)
       Accrued interest payable and other liabilities                                       497,541          254,786
                                                                                        ------------    -------------
         Net cash provided by operating activities                                        1,272,341          974,692
                                                                                        ------------    -------------
Cash flows from investing activities:
   Purchase of investment securities available for sale                                  (3,626,683)      (3,011,043)
   Purchase of investment securities held to maturity                                             -         (924,957)
   Proceeds form sales of investment securities                                                   -        3,160,963
   Maturities of securities - held to maturity                                            9,895,517        7,888,000
   Maturities of securities - available for sale                                                  -        1,000,000
   Proceeds from principal repayments of mortgage-backed securities
     held to maturity                                                                     3,413,397        3,086,195
   Purchase of property plant and equipment                                                (477,412)        (395,898)
   Loan originations, net of principal repayments                                       (13,207,797)     (21,605,823)
                                                                                       -------------    -------------
         Net cash provided by investing activities                                       (4,002,978)     (10,802,563)
                                                                                       -------------    -------------

Cash flows for financing activities:
   Net change in deposits                                                                 3,326,592        9,627,169
   Net repayments of FHLB borrowings                                                     (1,700,000)      (2,200,000)
                                                                                       -------------    -------------
         Net cash provided by financing activities                                        1,626,592        7,427,169
                                                                                       -------------    -------------

Net increase in cash and cash equivalents                                                (1,104,045)      (2,400,702)

Cash and cash equivalents, beginning of period                                            5,870,727        6,577,014
                                                                                       -------------    -------------

Cash and cash equivalents, end of period                                               $  4,766,682     $  4,176,312
                                                                                       =============    =============

  The accompanying notes are an integral part of these financial statements.

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO (UNAUDITED) FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals, except as described in Note 4) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. For further information, refer to the financial statements and notes thereto included herein.

2.   COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 establishes requirements for the disclosure of comprehensive income in interim financial statements. Comprehensive income is defined as net income plus transactions and other occurrences which are the result of nonowner changes in equity. For the Bank, nonowner equity changes are comprised of unrealized gains or losses on debt securities that will be accumulated with net income in determining comprehensive income.

     This statement does not impact the historical financial results of the Bank's operations and is effective for years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Adoption of this standard as of January 1, 1998 did not have an impact on the Bank's results of operations.

     Other comprehensive income changes for the nine month periods ended September 30, 1998 and 1997 were $3,128 and $47,612 respectively. Comprehensive income for the respective periods was $436,559 and $902,634.

3.   RECENT ACCOUNTING DEVELOPMENTS

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," in February 1998. This Statement revises the disclosure requirements for pension and other postretirement benefit plans and is effective for fiscal years beginning after December 15, 1997. The Bank expects to follow industry standards in reporting the required information.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement becomes effective for fiscal years beginning after June 15, 1999 and will not be applied retroactively. The statement establishes accounting and reporting standards for derivative instruments and hedging activity. Under the standard, all derivatives must be measured at fair value and recognized as either assets or liabilities in the financial statements. This Statement is effective for fiscal years beginning after June 15, 1999 with

COMMUNITY SAVINGS BANK OF BURLINGTON, SSB
NOTES TO (UNAUDITED) FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     initial application in the first quarter of the fiscal year. SFAS No. 133 is not expected to have a material effect on the Bank's financial statements.

     Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," was issued in October 1998. This Statement amends existing classification and accounting treatment of mortgage-backed securities, retained after mortgage loans held for sale are securitized, for entities engaged in mortgage banking activities. These securities previously were classified and accounted for as trading and now may be classified as held-to-maturity or available-for-sale, also. This Statement is effective for the first fiscal quarter beginning after December 15, 1998. SFAS No. 134 is not expected to have a material effect on the Bank's financial statements.

4.   DIRECTOR AND OFFICER BENEFIT PLANS

     During the nine month period ended September 30 ,1998, the Bank amended various previously implemented deferred compensation and retirement plans for the purpose of making the plans more comparable to plans offered by other financial institutions. These amendments resulted in increases to accrued liabilities and compensation expense of approximately $533,000.

================================================================================

NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL OR ENTITY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, ANY SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIRST COMMUNITY FINANCIAL CORPORATION OR COMMUNITY SAVINGS BANK, SSB. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY, OR ANY OTHER SECURITIES, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FIRST COMMUNITY FINANCIAL CORPORATION OR COMMUNITY SAVINGS BANK, SSB SINCE ANY OF THE DATES AS OF WHICH INFORMATION IS FURNISHED HEREIN OR SINCE THE DATE HEREOF.

                        ______________________________

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Summary....................................................................
Selected Financial and Other Data of Community Savings.....................
Risk Factors...............................................................
First Community Financial Corporation......................................
Community Savings Bank, SSB................................................
Use of Proceeds............................................................
Dividend Policy............................................................
Market for Common Stock....................................................
Capitalization.............................................................
Pro Forma Data.............................................................
Historical and Pro Forma Capital Compliance................................
Comparison of Valuation and Pro Forma Information with No Foundation.......
Anticipated Stock Purchases by Directors and Executive Officers............
The Conversion.............................................................
Management's Discussion and Analysis of Financial Condition and
  Results of Operations....................................................
Business of the Company....................................................
Business of Community Savings..............................................
Taxation...................................................................
Supervision and Regulation.................................................
Management of the Company..................................................
Management of Community Savings............................................
Description of Capital Stock...............................................
Anti-Takeover Provisions Affecting the Company and Community Savings.......
Legal Opinions.............................................................
Experts....................................................................
Registration Requirements..................................................
Additional Information.....................................................
Index to Financial Statements..............................................

Until ______________, 1999, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                     UP TO
                               2,380,500 SHARES



                                FIRST COMMUNITY
                             FINANCIAL CORPORATION
                         (Proposed Holding Company for
                         Community Savings Bank, SSB)



                                 COMMON STOCK



                                  PROSPECTUS


                           TRIDENT SECURITIES, INC.



                             _______________, 1999

================================================================================

               PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The Registrant's Articles of Incorporation provide that, to the fullest extent permitted by the North Carolina Business Corporation Act (the "NCBCA"), no person who serves as a director shall be personally liable to the Registrant or any of its stockholders or otherwise for monetary damages for breach of any duty as director. The Registrant's By-laws state that any person who at any time serves or has served as a director, officer, employee or agent of the Registrant, or any such person who serves or has served at the request of the Registrant as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan, shall have a right to be indemnified by the Registrant to the fullest extent permitted by law against liability and litigation expense arising out of such status or activities in such capacity. "Liability and litigation expense" shall include costs and expenses of litigation (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement which are actually and reasonably incurred in connection with or as a consequence of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including appeals.

          Sections 55-8-50 through 55-8-58 of the NCBCA contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 55-8-51 of the NCBCA permits a corporation, with certain exceptions, to indemnify a present or former director against liability if (i) the director conducted himself in good faith, (ii) the director reasonably believed (x) that the director's conduct in the director's official capacity with the corporation was in its best interests and (y) in all other cases the director's conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, the director had no reasonable cause to believe the director's conduct was unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to the director. The above standard of conduct is determined by the board of directors, or a committee or special legal counsel or the shareholders as prescribed in Section 55-8-55.

          Sections 55-8-52 and 55-8-26 of the NCBCA require a corporation to indemnify a director or officer in the defense of any proceeding to which the director or officer was a party against reasonable expenses when the director or officer is wholly successful in the director's or officer's defense, unless the articles of incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if the director or officer is adjudged fairly and reasonably so entitled under Section 55-8-54.

          In addition, Section 55-8-57 permits a corporation to provide for indemnification of directors, officers, employees or agents, in its articles of incorporation or bylaws or by contract or resolution, against liability in various proceedings and to purchase and maintain insurance policies on behalf of these individuals.

          The foregoing is only a general summary of certain aspects of North Carolina law dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the relevant statutes, which contain detailed specific provisions regarding the circumstances under which and the person for whose benefit indemnifications shall or may be made.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          Set forth below is an estimate of the amount of fees and expenses (other than fees and commissions payable to the selling agent) to be incurred in connection with the issuance and distribution of the shares.

     Registration and Filing Fees.........................................  $ 40,000
     Postage and Printing.................................................   100,000
     Accounting Fees and Expenses.........................................    75,000
     Fees and Expenses Payable to Appraiser and Business Plan Consultant..    30,000
     Legal Fees...........................................................   155,000
     Sales Agent Expenses.................................................    35,000
     Conversion Data Processing...........................................    15,000
     Stock Transfer Agent Fees and Costs of Stock Certificates............    10,000
     Blue Sky fees and expenses...........................................    15,000
     Miscellaneous........................................................    90,000
                                                                            --------
                                                                            $565,000
                                                                            ========

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     In October 1999, Registrant sold one share of common stock, no par value per share, to William R. Gilliam for an aggregate purchase price of $10.00. Such sale was exempt from registration under Section 4(2) of Securities Act of 1933.

ITEM 27.  EXHIBITS.

     The following exhibits and financial statement schedules are filed herewith or will, as noted, be filed by amendment.

     (a)  Exhibits

       Exhibit No.
      (Per Exhibit
       Tables in
       Item 601 of
     Regulation S-B)           Description
     ---------------           -----------

          1.1 Engagement letter dated September 22, 1998 between Community Savings Bank, SSB and Trident Securities, Inc.

          1.2 Form of Sales Agency Agreement among First Community Financial Corporation, Community Savings Bank, SSB and Trident Securities, Inc. (to be filed subsequently)

          2.1 Amended and Restated Plan of Holding Company Conversion of Community Savings Bank, SSB

          3.1            Articles of Incorporation of First Community Financial
                         Corporation

          3.2            Bylaws of First Community Financial Corporation

          4.1 Forms of Stock Certificate for First Community Financial Corporation and Community Savings Bank, SSB (to be filed subsequently)

          5.1 Opinion of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. as to legality of securities to be registered hereby

          8.1 Opinion of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. as to federal and state tax consequences

          8.2 Opinion of Ferguson & Company as to the value of subscription rights

          10.1 Letter Agreement dated August 31, 1998 between Community Savings Bank, SSB and Ferguson & Company for appraisal services

          10.2 Form of Employment Agreement to be entered into between Community Savings Bank, SSB and William R. Gilliam

          10.3 Forms of Special Termination Agreements to be entered into between First Community Financial Corporation and Larry H. Hall, Joseph C. Canada, Judy L. Pennington and Christopher B. Redcay

          10.4 Forms of Employee Stock Ownership Plan and Trust of Community Savings Bank, Inc.

          10.5 Form of Capital Maintenance Agreement between First Community Financial Corporation and Community Savings Bank, Inc.

          24.1      Consent of PricewaterhouseCoopers LLP

          24.2      Consent of Ferguson & Company

          24.3      Consent of Brooks, Pierce, McLendon, Humphrey & Leonard,
                    L.L.P.

          27.1      Financial Data Schedule (to be filed subsequently)

          99.1      Appraisal Report of Ferguson & Company

          99.2      Form of Stock Order Form (to be filed subsequently)

     (b)  Financial Statement Schedules

     All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

ITEM 28.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue .

     (b)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, State of North Carolina, on the 15 day of January, 1999.

                              FIRST COMMUNITY FINANCIAL CORPORATION


                              By:   /s/ William R. Gilliam
                                    -------------------------------------------
                                    William R. Gilliam

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date:  January 15, 1999               By:  /s/ William R. Gilliam
                                           -------------------------------------
                                           William R. Gilliam, President
                                           and Director (Chief Executive
                                           Officer)


Date:  January 15, 1999               By:  /s/ Christopher B. Redcay
                                           -------------------------------------
                                           Christopher B. Redcay, Treasurer
                                           (Principal Accounting Officer and
                                           Principal Financial Officer)

Date:  January 15, 1999               By:  /s/ Jimmy L. Byrd
                                           -------------------------------------
                                           Jimmy L. Byrd, Director

Date:  January 15, 1999               By:  /s/ Julian P. Griffin
                                           -------------------------------------
                                           Julian P. Griffin, Director

Date:  January 15, 1999               By:  /s/ Edgar L. Hartgrove
                                           -------------------------------------
                                           Edgar L. Hartgrove, Director

Date:  January 15, 1999               By:  /s/ William C. Ingold
                                           -------------------------------------
                                           William C. Ingold, Director

Date:  January 15, 1999               By:  /s/ Charles A. LeGrand
                                           -------------------------------------
                                           Charles A. LeGrand, Director

Date:  January 15, 1999               By:  /s/ James D. Moser, Jr.
                                           -------------------------------------
                                           James D. Moser, Jr., Director

Date:  January 15, 1999               By:  /s/ W. Joseph Rich
                                           -------------------------------------
                                           W. Joseph Rich, Director

Date:  January 15, 1999               By:  /s/ Alfred J. Spitzner
                                           -------------------------------------
                                           Alfred J. Spitzner, Director

Date:  January 15, 1999               By:  /s/ Herbert N. Wellons
                                           -------------------------------------
                                           Herbert N. Wellons, Director

                               INDEX TO EXHIBITS



EXHIBIT NO.
(PER EXHIBIT
TABLES IN
ITEM 601 OF
REGULATION S-B)     DESCRIPTION
---------------     -----------

     1.1 Engagement letter dated September 22, 1998 between Community Savings Bank, SSB and Trident Securities, Inc.

     1.2 Form of Sales Agency Agreement among First Community Financial Corporation, Community Savings Bank, SSB and Trident Securities, Inc. (to be filed subsequently)

     2.1 Amended and Restated Plan of Holding Company Conversion of Community Savings Bank, SSB

     3.1            Articles of Incorporation of First Community Financial
                    Corporation

     3.2            Bylaws of First Community Financial Corporation

     4.1 Forms of Stock Certificate for First Community Financial Corporation and Community Savings Bank, SSB (to be filed subsequently)

     5.1 Opinion of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. as to legality of securities to be registered hereby

     8.1 Opinion of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. as to federal and state tax consequences

     8.2 Opinion of Ferguson & Company as to the value of subscription rights

     10.1 Letter Agreement dated August 31, 1998 between Community Savings Bank, SSB and Ferguson & Company for appraisal services

     10.2 Form of Employment Agreement to be entered into between Community Savings Bank, SSB and William R. Gilliam

     10.3 Forms of Special Termination Agreements to be entered into between First Community Financial Corporation and Larry H. Hall, Joseph C. Canada, Judy L. Pennington and Christopher
                    B. Redcay

EXHIBIT NO.
(PER EXHIBIT
TABLES IN
ITEM 601 OF
REGULATION S-B)     DESCRIPTION
---------------     -----------

     10.4 Forms of Employee Stock Ownership Plan and Trust of Community Savings Bank, Inc.

     10.5 Form of Capital Maintenance Agreement between First Community Financial Corporation and Community Savings Bank, Inc.

     24.1           Consent of PricewaterhouseCoopers LLP

     24.2           Consent of Ferguson & Company

     24.3           Consent of Brooks, Pierce, McLendon, Humphrey & Leonard,
                    L.L.P.

     27.1           Financial Data Schedule (to be filed subsequently)

     99.1           Appraisal Report of Ferguson & Company

     99.2           Form of Stock Order Form (to be filed subsequently)